DIGITAL REALTY™

2026 Proxy Statement

Notice of 2026 Annual Meeting of Stockholders


DIGITAL
REALTY




CHILLED WATER SUPPLY
CHILLED WATER






CAUTION



Andrew P. Power
President & Chief Executive Officer

Message from Our President & Chief Executive Officer

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the Annual Meeting) of Digital Realty Trust, Inc., a Maryland corporation (the Company), to be held on May 29, 2026, at 10:00 a.m. CDT, at 601 W. 2nd Street, Floor 32, Austin, TX 78701.

The purposes of this year's Annual Meeting are to:

(i) consider and vote upon the election of Stephen R. Bolze, VeraLinn Jamieson, Kevin J. Kennedy, William G. LaPerch, Jean F.H.P. Mandeville, Afshin Mohebbi, Mark R. Patterson, Andrew P. Power, Mary Hogan Preusse and Susan Swanezy as members of the Company's Board of Directors, each to serve until the 2027 Annual Meeting of Stockholders and until a successor for each is duly elected and qualifies;

(ii) consider and vote upon ratifying the selection of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026;

(iii) consider and vote upon a resolution to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as more fully described in the accompanying Proxy Statement (Say-on-Pay);

(iv) consider and vote upon a stockholder proposal regarding enhanced water risk disclosure, if properly presented; and

(v) transact such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying Notice of 2026 Annual Meeting of Stockholders and Proxy Statement describe these matters. We urge you to read this information carefully.

It is important that your shares be represented and voted whether or not you plan to attend the Annual Meeting in person. If you choose not to attend and vote at the Annual Meeting in person, you may authorize your proxy via the Internet, by telephone or, if you are receiving a paper copy of the Proxy Statement, by completing and mailing a proxy card. Authorizing your proxy over the Internet, by telephone or by mailing a proxy card will ensure that your shares are represented at the Annual Meeting. Please review the instructions contained in the Notice of Internet Availability of Proxy Materials or proxy card regarding each of these options.

Sincerely,

Andrew P. Power
President & Chief Executive Officer
April 17, 2026

Notice of 2026 Annual Meeting of Stockholders

TO THE STOCKHOLDERS OF DIGITAL REALTY TRUST, INC.:

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders (the Annual Meeting) of Digital Realty Trust, Inc., a Maryland corporation (the Company), will be held at the date, time and location below:

Friday, May 29, 2026

10:00 a.m. CDT

601 W. 2nd Street
Floor 32
Austin, TX 78701

The Annual Meeting will be held for the following purposes:

1. To consider and vote upon the election of Stephen R. Bolze, VeraLinn Jamieson, Kevin J. Kennedy, William G. LaPerch, Jean F.H.P. Mandeville, Afshin Mohebbi, Mark R. Patterson, Andrew P. Power, Mary Hogan Preusse and Susan Swanezy as members of the Company's Board of Directors, each to serve until the 2027 Annual Meeting of Stockholders and until a successor for each is duly elected and qualifies;
2. To consider and vote upon ratifying the selection of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026;
3. To consider and vote upon a resolution to approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as more fully described in the accompanying Proxy Statement (Say-on-Pay);
4. To consider and vote upon a stockholder proposal regarding enhanced water risk disclosure, if properly presented; and
5. To transact such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors has fixed the close of business on March 30, 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and at any postponement(s) or adjournment(s) thereof.

Austin, Texas

By Order of Our Board of Directors,

Jeannie Lee
Executive Vice President, General Counsel & Secretary
April 17, 2026

How to authorize your proxy:

If you are viewing the Proxy Statement on the Internet, you may authorize your proxy electronically via the Internet by following the instructions on the Notice of Internet Availability of Proxy Materials mailed to you and the instructions listed on the Internet site.

If you receive a paper copy of the Proxy Statement, you may authorize your proxy by completing and mailing the proxy card enclosed with the Proxy Statement, or you may authorize your proxy electronically via the Internet or by telephone by following the instructions on the proxy card.

If your shares are held in "street name," which means your shares are held of record by a broker, bank or other nominee, you should review the Notice of Internet Availability of Proxy Materials provided by that firm to determine whether and how you will be able to authorize your proxy by telephone or over the Internet.

YOUR VOTE IS IMPORTANT. STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. IF YOU CHOOSE NOT TO ATTEND AND VOTE AT THE ANNUAL MEETING IN PERSON, YOU MAY AUTHORIZE YOUR PROXY.

Authorizing a proxy over the Internet, by telephone or by mailing a proxy card will ensure that your shares are represented at the Annual Meeting.

Table of contents

Proxy Summary

This summary highlights some of the topics discussed in this Proxy Statement for the 2026 Annual Meeting of Stockholders (the Annual Meeting) of Digital Realty Trust, Inc., a Maryland corporation. It does not cover all of the information you should consider before voting, and you are encouraged to read the entire Proxy Statement before casting your vote.

General Information

Meeting:	Annual Meeting of Stockholders	**Stock Symbol:**	DLR
Date:	Friday, May 29, 2026	**Exchange:**	New York Stock Exchange
Time:	10:00 a.m. CDT		
Location:	601 W. 2nd Street Floor 32 Austin, TX 78701	**State of Incorporation:** **Public Company Since:**	Maryland 2004
Record Date:	March 30, 2026	**Common Stock Outstanding as of the Record Date:**	348,955,463 shares

Corporate Website: www.digitalrealty.com

Investor Relations Website: investor.digitalrealty.com

The information found on, or otherwise accessible through, our website is not incorporated by reference into, nor does it form a part of, this Proxy Statement.

Notes: References in this Proxy Summary to: “Company” or “Digital Realty” refer to Digital Realty Trust, Inc.; and “Operating Partnership” refer to Digital Realty Trust, L.P., of which Digital Realty Trust, Inc. is the general partner.

Directors

We believe the membership of our Board of Directors (Board) is both balanced and complementary in experience, qualifications, attributes, skills, professional background, areas of expertise and perspectives and that the range of tenures of our directors (shown below) creates a synergy between institutional knowledge and new perspectives.

For more information about our Board, please see **"Proposal 1. Election of Directors".**

				Committee Membership		
Name	Age	Years on Board	Independent	Audit	Talent and Compensation	Nominating and Corporate Governance
Mary Hogan Preusse (Board Chair)	57	9	✓		[ ]	
Stephen R. Bolze	63	0	✓	[ ]		
VeraLinn Jamieson	65	6	✓			[ ]
Kevin J. Kennedy	70	13	✓		C	[ ]
William G. LaPerch	70	13	✓	[ ]		C
Jean F.H.P. Mandeville	66	6	✓	[ ]		
Afshin Mohebbi	63	10	✓	C	[ ]	
Mark R. Patterson	65	10	✓		[ ]	[ ]
Andrew P. Power	46	3				
Susan Swanezy	67	2	✓		[ ]	

(Board Chair icon) = Board Chair C = Committee Chair [ ] = Member

Note: Committee membership is as of the date of this Proxy Statement.

The following charts show the composition of our director nominees:

Board of Director Nominees – Tenure and Independence

9 out of 10 director nominees are independent



Tenure of Director Nominees


3
3 or less Years
4
10 or more Years
3
4-9 Years

Board of Directors Nominees – Skills and Experience

10 out of 10 Accounting/Financial Literacy

10 out of 10 International Experience

10 out of 10 Strategy

10 out of 10 Corporate Governance

4 out of 10 Real Estate Investment

7 out of 10 Technology Experience

8 out of 10 Executive Leadership

9 out of 10 Risk Management

2 out of 10 Veterans

9 out of 10 Financial/Capital Markets

8 out of 10 Sales/Marketing

For more information about the qualifications and experience of each of our directors, please see the **"Director Qualifications and Experience"** table on **page 36.**

As a corporate governance best practice, our Nominating and Corporate Governance Committee annually considers the composition of our Board and standing Board committees to ensure an appropriate balance of experience and perspectives.

Governance Highlights

Strong Corporate Governance Practices

We are committed to maintaining strong corporate governance practices.

- ✔ Separate Independent Board Chair and Chief Executive Officer
- ✔ Our directors stand for election each year
- ✔ Majority voting standard for director elections
- ✔ 9 of 10 directors standing for re-election are independent
- ✔ Regular executive sessions of Independent Directors
- ✔ 4 audit committee financial experts
- ✔ Annual Board and committee evaluations, including periodically with third party advisors
- ✔ Oversight of risk by the Board
- ✔ Board orientation and continuing education program
- ✔ Codes of conduct for directors, team members and vendors
- ✔ SEC and NYSE-compliant clawback policy
- ✔ Anti-hedging and anti-pledging policy
- ✔ All directors and officers subject to our Stock Ownership Guidelines are in compliance
- ✔ No poison pill
- ✔ Proxy access
- ✔ Award-winning commitment to sustainability
- ✔ Commitment to our communities

Strategy and Our Board

Our primary business objectives are to maximize: (i) sustainable long-term growth in earnings and funds from operations per share and unit, (ii) cash flow and returns to our stockholders and our Operating Partnership's unitholders through the payment of dividends and distributions and (iii) return on invested capital. We expect to accomplish these objectives by achieving superior risk-adjusted returns, prudently allocating capital, diversifying our product offerings, accelerating our global reach and scale, and driving revenue growth and operating efficiencies.

We believe it is important to the success of our Company that our Board review the Company's strategic framework and direction. On an annual basis, our Board meets with members of the senior management team to consider our current and future strategies, and to review our previous strategies, to meet our corporate objectives designed to maximize long-term stockholder value.

Investor Outreach

Our relationship with our stockholders and investors is a critical component of our Company's success. We value the outlook and opinions of our investors and regularly engage in participatory events. In 2025, we participated in 18 investor conferences, including over 366 meetings with approximately 400 investors.

For information about how to contact Investor Relations, please see the section below entitled "Corporate Governance—Stockholder and Interested Party Communications with the Board."

Other Directorships

Our directors can sit on no more than five public company boards (including our Board), with consideration given to their public company leadership roles and outside commitments. The Board conducts an annual review of director commitment levels and affirmed that all directors are compliant at this time.

Political Contributions

The Board has determined that participation in the public policy process is an important and essential way to enhance stockholder value. Subject to appropriate oversight and controls, the Company engages with federal, state, and local governments in the U.S. and around the world on public policy issues that are essential to our business. Our Board policy provides a governance framework for our participation in government affairs, and our Company policies require that any interactions with public entities and state and local government officials comply with federal and local laws and the highest standards of ethics and good corporate governance.

We believe in transparency in our political and policy activities and file lobbying disclosure reports wherever we are required to do so based on the activities of our team members and vendors. The Company does not have a political action committee. In 2025, Digital Realty did not make any political contributions that required disclosure, nor has it experienced any significant controversies, fines or litigation related to its political activities.

In the U.S., federal, state and local campaign finance laws restrict the contributions the Company can make to political parties, political committees or candidates. Various laws in other countries also govern political contributions.

Accordingly, it is Company policy that Company funds or assets not be used to make a political contribution to any political party, candidate or other political groups, unless prior approval has been obtained as required by the Company's internal approval policies. Pursuant to the Company's policies, the Company's legal department oversees compliance with the Company's policy on political contributions.

Digital Realty belongs to several trade and industry associations globally, which allows us to monitor industry policies and trends, support ongoing education and networking, and advance our public agenda and relevant business goals. Company participation in trade associations does not mean that the Company agrees with every position a trade association may take on various issues.

The following chart lists organizations receiving dues and other contributions from the Company totaling $25,000 or more in 2025. Based on each organization's records, we have listed below the portion of Company dues and other amounts that are used by each organization for lobbying.

Trade Association Memberships

	2025		
Trade Associations[1]	**Company Dues and Contributions**	**Lobbying (%)**[2]	**Company Dues Allocated to Lobbying**
National Association of Real Estate Investment Trusts	$ 298,113	25%	$ 74,528
AI Infrastructure Coalition Inc.	250,000	0%[3]	0[3]
Data Center Coalition	100,000	50%	50,000
Information Technology Industry Council	125,000	17.5%	21,875
Real Estate Roundtable	40,000	65%	26,000

(1) Represents U.S. organizations of which the Company is a member. The Company or its subsidiaries are also members of several non-U.S. trade organizations for which the dues are immaterial.

(2) Lobbying percentages obtained from the respective trade association.

(3) AI Infrastructure Coalition Inc. generally does not allocate funds towards lobbying and expects that less than 10% of Company Dues and Contributions will be used towards those activities.

Direct Lobbying Expenditures

In 2025, the Company paid approximately $300,000* in direct lobbying expenditures for external consultants and lobbyists as well as employee compensation for our employees engaged in lobbying activities. As required by the U.S. Lobbying Disclosure Act (LDA), the Company filed quarterly reports (LDA Reports) on its federal lobbying activities and expenditures and semi-annual reports (LDA-203 Reports) to disclose all political contributions and spending. Both the quarterly LDA Reports and the semi-annual LDA-203 Reports can be found at the Lobbying Disclosures Search page (disclosurespreview.house.gov). In the event any political contributions are made in other jurisdictions, the Company will adhere to all relevant legal reporting and disclosure requirements.

* The Company made no direct contributions to any political parties or candidates.

Community Engagement

Focus on Our Communities

We are committed to being a proactive, engaged member of the communities in which we operate, globally. During 2025, our programs included:

- **Northern Virginia workforce development.** We continued our partnership with Northern Virginia Community College's Data Center Operations program through classroom engagement, data center tours, and internships. In 2024 and 2025 combined, Digital Realty hosted 44 interns and hired 35 into full-time roles, helping build the next generation of digital infrastructure professionals.
- **Education and global impact initiatives.** Digital Realty supported STEM education and literacy programs through partnerships with local groups, such as the Chandler Education Foundation in Arizona, while also contributing to global initiatives, including The Washing Machine Project, which helps improve everyday living conditions in underserved communities.
- **Local community engagement.** Our Northern Virginia teams supported a range of local initiatives, including sponsoring the Loudoun County Sweet Jazz Festival, donating to schools and youth programs, and participating in an American Red Cross blood drive held at our Digital Dulles campus.
- **American Heart Association.** Digital Realty supported the American Heart Association, including the 2025 Dallas CycleNation event, where Dallas-based team members rode to raise awareness and funds to fight heart disease and stroke.

Workplace Belonging

Digital Realty's Together@Digital workplace program aims to unlock innovation, enhance decision-making, attract top talent, and better serve our customers. Together@Digital also runs a philanthropic program with charitable giving to non-profit groups that support a range of programs, from veterans to cultural institutions.

Corporate Giving

In 2025, we expanded our philanthropic and community engagement focus. These initiatives are all part of our broader commitment to be proactive, engaged members in the communities we operate in globally. Through our global philanthropic program, we also supported the communities we operate in following natural disasters with donations to organizations including the American Red Cross. The world is increasingly noticing our role in the community, and we have been named by *Newsweek* as one of "America's Most Trustworthy Companies" in 2025, for the third consecutive year.

Donate 8 Program

We encourage our team members to participate in volunteer activities through our Donate 8 Program. The Donate 8 Program is designed to enable our team members to take paid time off each year for the purpose of volunteering at eligible organizations.

Matching Gifts Program

We encourage our team members and directors to give back to the community by matching their contributions to eligible charitable organizations through our Matching Gifts Program. We matched more than $100,000 in contributions in 2025.

Sustainability Highlights

1.7 GW
renewables contracted

100%
renewables power for EMEA portfolio

1.5 GW
green building certifications

185
data centers matched with 100% renewable energy

Sustainability Program

We strive to lead the global data center industry in sustainable environmental performance and remain committed in our efforts to build and operate data centers that enhance operational efficiency and minimize impacts on the environment. We manage our data centers to offer high levels of resiliency and operational efficiencies for our customers, and we benchmark and certify eligible data centers in accordance with energy efficiency and green building rating standards, including the U.S. Environmental Protection Agency's ENERGY STAR®, U.S. Green Building Council's LEED™, and comparable programs globally. We have developed solutions to help our customers efficiently utilize energy and water and to support their efforts to procure clean energy.

Impact Report

We released our annual corporate Impact Report in July 2025. This report was prepared in accordance with the Global Reporting Initiative (GRI) Standards, guided by a double materiality assessment and obtained third-party assurance. It provides a deep-dive view of the Company's efforts to integrate sustainable practices throughout our business activities, engage with team members and the communities where we operate, support our customers' needs, and capture savings and generate revenue from sustainable activities. The report outlines our global sustainability targets and progress towards them and discloses our alignment with the Taskforce for Climate-Related Financial Disclosures (TCFD) guidelines. A copy of our report is available at www.digitalrealty.com/resources/reports/2024-impact-report. Our report and other content posted on, or accessible through, our website are not incorporated by reference into this Proxy Statement or any of our filings with the SEC.

Achievements in 2025

- ✔ We were recognized as one of TIME's Most Sustainable Companies.
- ✔ We expanded clean energy coverage for our data centers in Canada, Singapore, and Australia.
- ✔ We achieved Ecovadis Gold rating.
- ✔ We announced a 500 GWh per year hydropower PPA, expected to begin generating power in 2029.
- ✔ We signed community solar agreements to expand clean and renewable energy coverage in Chicago.
- ✔ We achieved SS 564 green data center certification for energy and environmental management practices for our Singapore data center portfolio.
- ✔ We issued €1.4 billion aggregate principal of green bonds, bringing our cumulative green bond issuances to $8.5 billion.

Sustainability Recognition

LEADER IN THE LIGHT SUSTAINABILITY ACHIEVEMENT

For the eighth consecutive year, we received Nareit's data center "Leader in the Light" award, representing superior environmental efforts in 2024 (the most recent award year).

EPA ENERGY STAR AND ENERGY STAR PARTNER OF THE YEAR

We certified 39 data centers in 2025 under the EPA Energy Star program, covering 53% of our managed and operational US data center portfolio by square footage. Digital Realty received the ENERGY STAR Partner of the Year Sustained Excellence award from the U.S. Environmental Protection Agency for the fourth year in 2024 (the most recent award year), underscoring our commitment to advancing environmental sustainability initiatives.

ECOVADIS

We received a Gold rating from Ecovadis, reflecting the quality of our sustainability management system as assessed by Ecovadis and placing us in the top 5% among assessed companies.

GREEN BUILDING CERTIFICATIONS

In 2025, Digital Realty certified six new developments under USGBC LEED sustainable building certifications, encompassing 196 MW-IT.

Sustainable Operations Across Our Zurich Data Center Campus

Located in Zurich, the three-data center campus (ZUR1, ZUR2, ZUR3) has a total capacity of 45 MW-IT and is positioned to serve the local and broader Swiss market as the connectivity and interconnection hub for cloud, content, and connectivity. Each data center has been recognized with Gold+ certification by the Swiss Datacenter Efficiency Association (SDEA) for demonstrating exceptional sustainability and ecological standards. The campus added solar power generation to reduce its utility power demand and carbon footprint. The campus, including a future ZUR4 expansion, is designed to export up to 30 MWA of waste heat to nearby homes and businesses.





Compensation Highlights

Our executive compensation program is designed to attract, retain and motivate leaders who drive long-term stockholder value. Our program emphasizes pay-for-performance through a balanced mix of base salary, annual incentive bonuses, and long-term equity awards; a meaningful portion of target compensation is at-risk and tied to multi-year performance. Further, our program is governed by robust risk and oversight practices, including independent compensation consultant support and stock ownership and clawback policies. The Company's compensation best practices are highlighted below.

We pay for performance
We utilize multiple performance measures across various performance periods.

We balance short-term and long-term incentives
Annual incentive bonus and long-term equity awards comprise a significant portion of named executive officers' compensation opportunity.

We align compensation with stockholders' interests
A substantial majority of our named executive officers' compensation is tied to total stockholder return, core funds from operations (Core FFO) and same store cash net operating income (Same Store Cash NOI) performance.

We target outperformance
Target payouts for our performance-based equity awards are not achieved unless we match or outperform financial goals or the real estate investment trust (REIT) industry.

We do not have tax gross-ups
We do not provide tax gross-ups on any severance, change-in-control or other payments related to named executive officer terminations.

We do not allow uncapped payments
We have a defined compensation program that does not allow for uncapped bonus payments.

We maintain an SEC- and NYSE-compliant clawback policy
Our clawback policy complies with the requirements of Rule 10D-1 under the Securities Exchange Act of 1943 (Exchange Act) and the corresponding NYSE listing standards and provides for the recovery of erroneously awarded incentive-based compensation from our executive officers in the event of a financial restatement.

Digital Realty Innovation Lab

The Digital Realty Innovation Lab (DRIL) offers partners and customers a fully supported, real-world data center testing environment where they can bring their own workloads or leverage pre-configured infrastructure to validate AI and hybrid cloud-deployments before scaling. The DRIL is currently available in Northern Virginia and Tokyo, and is being expanded into Singapore and London.




DIGITAL REALTY
DIGITAL REALTY INNOVATION LAB
DRIL
DRIL








DIGITAL REALTY
MC DIGITAL REALTY
A Mitsubishi Corporation and Digital Realty JV
TOKYO
DRIL
DIGITAL REALTY INNOVATION LAB
DIGITAL REALTY
MC DIGITAL REALTY
A Mitsubishi Corporation and Digital Realty JV
Welcome
to Japan's
Digital Realty
Innovation Lab

Performance Highlights

We provide a global data center platform that supports our customers' digital infrastructure and enables our customers to interconnect with their customers and partners. We solve coverage, capacity, and connectivity needs for companies of all sizes, including the world's leading enterprises and service providers, through PlatformDIGITAL®, a global data center platform which enables customers to deploy their critical infrastructure with a global data center provider. PlatformDIGITAL® combines our global presence with our Pervasive Data Center Architecture (PDx®) solution methodology for scaling digital business and efficiently managing data gravity challenges. Our data center footprint (including 89 data centers held as investments in unconsolidated entities) gives customers access to the connected data communities that matter to them with 310 facilities in 56 metros across 31 countries on six continents (as of December 31, 2025).

For the **19th consecutive year**, we achieved five-nines (99.999%) uptime.

Digital Park Paris

Digital Park Paris is a 76MW+ data center campus featuring four data centers spanning 40,000 square meters of available data hall space. It was built with direct liquid cooling infrastructure designed to support artificial intelligence (AI) and high-performance computing (HPC) platforms. The final two phases of this project received USGBC LEED sustainable building certifications in 2025.



2025 Financial Highlights

Total Bookings	CFFO Per Share Growth(2)	Total Enterprise Value	Market Capitalization
$1.18 billion(1)	10% year over year	$73 billion(3)(4)	$54 billion(4)

(1) Reflects interconnection bookings and the Company's proportionate share of bookings completed through consolidated and unconsolidated joint ventures and funds.
(2) Core FFO per share is a non-GAAP financial measure. For a reconciliation of this measure to the nearest GAAP equivalent, see Appendix 1. Net Income per share for 2025 is $3.58.
(3) Total enterprise value is calculated as the market value of common equity, plus liquidation value of preferred equity and total debt at balance sheet carrying value.
(4) The market value of common equity is based on the closing stock price of $154.71 on December 31, 2025 and assumes 100% redemption of the limited partnership units in our Operating Partnership, including common units and vested and unvested long-term incentive units, for shares of our common stock. Excludes shares of common stock potentially issuable upon conversion of our outstanding redeemable preferred stock upon certain change of control transactions, as applicable.

Strengthening Customer Value Proposition



Innovating and Integrating



Diversifying and Bolstering Capital Sources



Full Year 2025 Accomplishments

- >$1B in Bookings, at 100% share
- ~$339M Bookings from 0-1MW+IX
- ~600 New Logos
- Record $1.4B Backlog, at 100% share

- ServiceFabric® Expansion to 700 Data Centers and 39 Metros Globally
- Expanded our footprint to Indonesia and Malaysia
- Commercial Adoption of Private AI Exchange (AIPx) Powered by ServiceFabric®

- Core FFO per Share and Revenue Double Digit Growth
- >$15B of Capital Available For Hyperscale Development
- Established First Private Capital Fund, Raising $3.2B

Proxy Statement

Information Concerning Voting and Solicitation

General

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the Board) of Digital Realty Trust, Inc., a Maryland corporation, of proxies to be exercised at the 2026 Annual Meeting of Stockholders (the Annual Meeting) to be held on Friday, May 29, 2026, at 10:00 a.m. CDT, or at any postponement(s) or adjournment(s) thereof, for the purposes discussed in this Proxy Statement and in the accompanying Notice of 2026 Annual Meeting of Stockholders. Proxies are solicited to give all stockholders of record at the close of business on March 30, 2026 (the Record Date) an opportunity to vote on matters properly presented at the Annual Meeting. The Annual Meeting will be held at 601 W. 2nd Street, Floor 32, Austin, TX 78701.

Pursuant to the rules of the United States Securities and Exchange Commission (the SEC), we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (a Notice) to many of our stockholders of record, while brokers and other nominees who hold shares on behalf of beneficial owners will be sending their own similar Notice. All stockholders will have the ability to access proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to request a printed copy by mail or electronically may be found on the Notice and on the website referred to in the Notice, including an option to request paper copies on an ongoing basis. We intend to make this Proxy Statement available on the Internet on or about April 17, 2026 and to mail the Notice to all stockholders entitled to vote at the Annual Meeting on or about April 17, 2026. We intend to mail this Proxy Statement, together with a proxy card, to those stockholders entitled to vote at the Annual Meeting who have properly requested paper copies of such materials on or about April 17, 2026 or within three business days of such request.

NOTES: References in this Proxy Statement to the “Company” or “Digital Realty” refer to Digital Realty Trust, Inc. and its subsidiaries, including Digital Realty Trust, L.P., unless the context otherwise requires. References in this Proxy Statement to the “Operating Partnership” refer to Digital Realty Trust, L.P., a Maryland limited partnership, of which Digital Realty Trust, Inc. is the general partner, and its subsidiaries.

Who Can Vote

You are entitled to vote if you were a holder of record of the Company’s Common Stock, par value $0.01 per share (the Common Stock), as of the close of business on the Record Date. Your shares can be voted at the Annual Meeting only if you are present in person or represented by a valid proxy.

Quorum

A majority of the outstanding shares of Common Stock as of the close of business on the Record Date represented in person or by proxy will constitute a quorum at the Annual Meeting. As of the close of business on the Record Date, 348,955,463 shares of Common Stock were outstanding.

Voting of Shares

Stockholders of record as of the close of business on the Record Date are entitled to one vote for each share of Common Stock held on each matter to be voted upon at the Annual Meeting.

If you choose to attend the Annual Meeting, you may vote in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the Annual Meeting, you must obtain a proxy issued in your name from such broker, bank or other nominee.

If you choose not to attend the Annual Meeting, you may vote by authorizing your proxy via the Internet, by telephone or by mailing a proxy card. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Annual Meeting, and not revoked or superseded, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxies.

YOUR VOTE IS IMPORTANT.

Proxy Card and Revocation of Proxy

If you sign a proxy card but do not specify how you want your shares to be voted, your shares will be voted by the proxy holders in accordance with the recommendations of the Board.

In their discretion, the proxy holders named in the enclosed proxy are authorized to vote on any other matters that may properly come before the Annual Meeting and at any postponement(s) or adjournment(s) thereof. The Board knows of no other items of business that will be presented for consideration at the Annual Meeting other than those described in this Proxy Statement.

If you vote your shares by authorizing a proxy, you may revoke your proxy authorization at any time before it is voted at the Annual Meeting. You may revoke your proxy by:

- Sending a written notice of revocation to the Company's Corporate Secretary at the Company's principal executive office at 601 W. 2nd Street, Floor 32, Austin, TX 78701, ATTN: General Counsel and Secretary.
- Submitting by mail, by telephone, via the Internet or in person a duly executed proxy bearing a later date.
- Attending the Annual Meeting in person and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Counting of Votes

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes and abstentions. Shares held by persons attending the Annual Meeting but not voting, shares represented by proxies that reflect abstentions as to a particular proposal and broker "non-votes" will be counted as present for purposes of determining a quorum. Abstentions and broker "non-votes" will not be counted as votes cast on any of the matters and will have no effect on the approval of proposals 1, 2, 3, or 4.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner has not received instructions from the beneficial owner and chooses not to exercise or does not have discretionary authority to vote the shares on a particular matter because the matter is not routine under the New York Stock Exchange (NYSE) rules.

Proposal 1 (election of the Board's nominees named herein), **Proposal 3** (Say-on-Pay proposal) and **Proposal 4** (stockholder proposal regarding enhanced water risk disclosure) are not routine matters under the NYSE rules. **Proposal 2** (ratification of the selection of KPMG LLP as our independent registered public accounting firm) is a routine matter under the NYSE rules and a nominee holding shares for a beneficial owner will have discretionary authority to vote on this proposal absent instructions from the beneficial owner.

Votes Needed to Approve Each Matter

	Proposal	Board Recommendation	Votes Required for Approval at Which Quorum is Present	Routine Matter
1:	Election of Director Nominees	FOR	Affirmative vote of a majority of the votes cast for each director nominee	No
2:	Ratification of Selection of KPMG as Our Independent Registered Public Accounting Firm for 2026	FOR	Affirmative vote of a majority of the votes cast	Yes
3:	Advisory Vote on Compensation of Named Executive Officers (Say-on-Pay)	FOR	Affirmative vote of a majority of the votes cast	No
4:	Stockholder Proposal Regarding Enhanced Water Risk Disclosure	AGAINST	Affirmative vote of a majority of the votes cast	No

Solicitation of Proxies

We will bear the entire cost of soliciting proxies. We may reimburse banks, brokerage houses, fiduciaries and custodians holding shares of our Common Stock in their names for their expenses incurred in forwarding the solicitation materials to beneficial owners. Solicitation of proxies may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid to directors, officers or employees for such services.

We have also retained Okapi Partners, an independent proxy solicitation firm, to assist in soliciting proxies on our behalf. We have agreed to pay Okapi Partners a fee of approximately $22,000, plus costs and expenses, for these services.

Attendance at the Annual Meeting

In order to attend the Annual Meeting, you will need proof of ownership of our Common Stock as of the close of business on the Record Date. If you hold your shares in street name (such as through a bank, broker or other nominee), you should bring your statement showing your beneficial ownership of our Common Stock in order to be admitted to the Annual Meeting and you must obtain a proxy issued in your name from such bank, broker or other nominee if you wish to vote in person at the Annual Meeting.

NO PERSON IS AUTHORIZED ON BEHALF OF THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE PROPOSALS OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION AND/OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROXY STATEMENT SHALL UNDER NO CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

Our principal executive office: 601 W. 2nd Street, Floor 32, Austin, TX 78701
Our telephone number: (737) 281-0101
Our website: www.digitalrealty.com*

The date of this Proxy Statement is April 17, 2026.

* Website addresses referred to in this Proxy Statement are not intended to function as hyperlinks, and the information contained on our website is not a part of this Proxy Statement.

Proposal 1: Election of Directors

Under the Company's charter and Ninth Amended and Restated Bylaws (Bylaws), each member of the Board serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies or until his or her earlier death, resignation or removal. Vacancies on the Board may be filled only by individuals elected by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the size of the Board) will serve for the remainder of the full term of the directorship and until such director's successor is duly elected and qualifies, or until such director's earlier death, resignation or removal.

Our Bylaws require that, in order to be elected in an uncontested election, a director receive a majority of the votes cast by holders of the shares present in person or represented by proxy with respect to such director at a meeting at which a quorum is present. A majority of the votes cast means that the number of votes "for" a director must exceed the number of votes "against" that director. In a contested election (where a determination is made that the number of director nominees is expected to exceed the number of directors to be elected at a meeting), directors will be elected by a plurality of the votes cast, which means the ten nominees who receive the largest number of properly cast votes will be elected as directors.

Any director who fails to be elected by a majority vote must tender his or her resignation to the Board, subject to acceptance. The Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board will then act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind its decision within 90 days from the date of the certification of election results. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director's successor is duly elected and qualifies. The director who tenders his or her resignation will not participate in the Board's decision regarding whether to accept or reject such director's resignation.

Each share of Common Stock is entitled to one vote for each of the ten director nominees. Cumulative voting is not permitted. It is the intention of the proxy holders named in the enclosed proxy to vote the proxies received by them for the election of the nominees named below unless instructed otherwise. If any nominee should become unavailable for election prior to the Annual Meeting, an event which currently is not anticipated by the Board, the proxies will be voted for the election of a substitute nominee or nominees proposed by the Board.

Stephen R. Bolze, VeraLinn Jamieson, Kevin J. Kennedy, William G. LaPerch, Jean F.H.P. Mandeville, Afshin Mohebbi, Mark R. Patterson, Andrew P. Power, Mary Hogan Preusse and Susan Swanezy are all of our nominees for election to the Board. Each nominee has consented to be named in this Proxy Statement and to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. The information below relating to each nominee for election as director has been furnished to the Company by each such individual.

Vote required: The affirmative vote of a majority of the votes cast at the Annual Meeting is required to elect each of the director nominees standing for election.

Nominees for Election for a One-Year Term Expiring at the 2027 Annual Meeting

The following section sets forth, as of the date of this Proxy Statement, the names, ages and biographical summaries of the individuals who are our nominees for election as directors of the Company, all of whom are current directors of the Company.

Election of Directors



Mary Hogan Preusse

Age: 57

Director since: 2017

Board Chair since: August 2022

Committees:

- Talent and Compensation Committee

Skills and Expertise:

- Finance
- REIT and real estate
- Corporate governance
- Strategy

Education:

- BS - Bowdoin College

Qualifications:

Our Board selected Ms. Hogan Preusse to serve as a director because it believes she possesses valuable financial and real estate industry expertise, including extensive experience working with public companies in the REIT industry, as well as experience on the boards of directors of public companies.

Professional Experience:

- Senior Advisor at Fifth Wall.
- Managing Director and co-head of Americas Real Estate for APG Asset Management U.S. responsible for managing all of the firm's public real estate investments in North and South America from 2008 to May 2017.
- Served on the Executive Board of APG Asset Management U.S. and has been an active participant in the REIT industry for over 30 years, including nearly 17 years at APG where she was deeply involved in discussions of governance matters and regularly presented to and interacted with corporate boards.
- Previously, Ms. Hogan Preusse was an investment banking analyst at Merrill Lynch and has experience as a sell-side analyst covering the REIT sector.
- Member of the Real Estate Advisory Board for the Carey Business School at Johns Hopkins University.

Other Current Public Company Boards:

- Kimco Realty (NYSE): Member of the board of directors since February 2017, lead independent director from 2020 to April 2025, chair of the nominating and corporate governance committee and a member of the executive compensation committee.
- Realty Income (NYSE): Member of the board of directors, the nominating and corporate governance committee and executive compensation committee. Ms. Hogan Preusse previously served on the board of directors of VEREIT and upon the closing of Realty Income's merger with VEREIT on November 1, 2021, she joined the board of directors of Realty Income.
- Host Hotels and Resorts, Inc. (NYSE): Member of the board of directors since June 2017 and a member of the culture and compensation committee and the audit committee.



Andrew P. Power

Age: 46

Director and Chief Executive Officer since: 2022

Committees: None

Skills and Expertise:
- Executive Leadership
- Strategy
- International
- Finance and capital markets
- REIT and real estate
- Technology

Education:
- BS - Wake Forest University

Qualifications:

Our Board selected Mr. Power to serve as a director because it believes he possesses valuable industry, financial and investment expertise, including his extensive experience as President & Chief Executive Officer and previously as President & Chief Financial Officer of the Company.

Mr. Power has served as our Chief Executive Officer and as a director since December 2022. Mr. Power has served as our President since November 2021 and served as our Chief Financial Officer from April 2015 to December 2022, with responsibility for global portfolio operations, technology development and innovation, service provider and enterprise customer solutions, asset management and information technology as well as the Company's financial functions across Digital Realty's global platform. Mr. Power has over 20 years of investment, financial and management experience. Prior to joining Digital Realty, Mr. Power held positions of increasing responsibility in investment banking, having most recently served as Managing Director at Bank of America Merrill Lynch. Mr. Power was also a member of the lead underwriting team that advised Digital Realty on its initial public offering in 2004.

Professional Experience:
- President of the Company since November 2021.
- Chief Financial Officer of the Company from April 2015 to December 2022.
- From 2011 to April 2015, Mr. Power held roles of increasing responsibility at Bank of America Merrill Lynch, having most recently served as Managing Director of Real Estate, Gaming and Lodging Investment Banking.
- From 2004 to 2011, Mr. Power held roles of increasing responsibility at Citigroup Global Markets, Inc., having most recently served as Vice President.
- Member of the executive board of the National Association of Real Estate Investment Trusts (Nareit) and the Real Estate Roundtable board of directors.

Other Current Public Company Boards:
- Americold Realty Trust (NYSE): Member of the board of directors since 2018, and a member of the audit committee and the investment committee.



Stephen R. Bolze

Age: 63

Director since: January 2026

Committees:

- Audit Committee

Skills and Expertise:

- Finance
- Executive Leadership
- Energy and Power
- International

Education:

- BSE – Duke University
- MBA – University of Michigan

Qualifications:

Our Board selected Mr. Bolze to serve as a director because it believes he possesses valuable financial and operational industry expertise, including extensive experience working in the infrastructure and energy sectors.

Professional Experience:

- Founder and Chief Executive Officer of Standish Spring Investments, an investment firm focused on early-stage growth companies, since April 2022.
- Senior Managing Director and Head of Infrastructure Portfolio Operations and Asset Management, and one of the founding partners of the Infrastructure business, at Blackstone Inc. from 2017 to 2021.
- President and CEO of GE Power and Water from 2012 to 2017, having previously served in several other positions since 1993.

Other Current Public Company Boards:

- None.



VeraLinn “Dash” Jamieson

Age: 65

Director since: 2020

Committees:

- Nominating and Corporate Governance Committee

Skills and Expertise:

- Technology
- International
- Risk management
- Strategy
- Recipient of CERT Certificate in Cybersecurity Oversight

Education:

- BS - West Virginia University
- MS - National Defense University
- MS - Embry Riddle University

Qualifications:

Our Board selected Lt. Gen. Jamieson to serve as a director because it believes she possesses valuable expertise in data management, cloud technology, artificial intelligence and machine learning, as well as her over 37 years of government experience.

Professional Experience:

- Achieved the rank of Lieutenant General in the U.S. Air Force and, prior to retiring in 2020, served as the Director of the U.S. Air Force’s Intelligence Surveillance, Reconnaissance and Cyber Effects enterprise, conducting operations for the Department of Defense.
- Deputy Chief of Staff for Intelligence, Surveillance and Reconnaissance from November 2016 to February 2019.
- Deputy Commander, Joint Functional Component Command for ISR, U.S. Strategic Command, Washington, D.C. from April 2016 to November 2016.
- Director of Intelligence, Headquarters Air Combat Command, Joint Base Langley-Eustis, Virginia, from December 2013 to April 2016.
- Member of the Beacon Global Strategies, LLC Board of Advisors since April 2020.

Other Current Public Company Boards:

- None.



Kevin J. Kennedy

Age: 70

Director since: 2013

Committees:
- Talent and Compensation Committee (Chair)
- Nominating and Corporate Governance Committee

Skills and Expertise:
- Communications
- Technology
- Executive leadership
- Risk management
- Recipient of CERT Certificate in Cybersecurity Oversight

Education:
- BS - Lehigh University
- MS, MPhil and PhD - Rutgers University

Qualifications:

Our Board selected Mr. Kennedy to serve as a director because it believes he possesses valuable expertise in the communications and technology industries, including extensive experience working with and leading public companies in these industries, as well as experience on the boards of directors of public companies.

Professional Experience:
- Chief Product Officer and Chairman of the board of directors of ZEVx, a private company that develops mobile charging for electric vehicles, from February 2023 to June 2024.
- Chief Executive Officer of Quanergy Systems, Inc. (NYSE), a provider of LiDAR sensors and perception software solutions, from February 2022 to December 2022. In December 2022, Quanergy Systems, Inc. filed a Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the District of Delaware.
- Chairman of the board of directors of Maxeon Solar Technologies (NASDAQ), a global provider of solar products, from August 2020 to May 2022.
- Senior Managing Director at Blue Ridge Partners, a management consulting firm, from July 2018 to March 2020.
- Mr. Kennedy served as a consultant from October 2017 to July 2018.
- President, Chief Executive Officer and a member of the board of directors of Avaya Inc., a global provider of real-time business collaboration and communications solutions, from December 2008 to September 2017. In January 2017, Avaya Inc. filed a Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the Southern District of New York.
- Previously, Chief Executive Officer of JDS Uniphase Corporation, a provider of optical communications products.
- Member of the board of directors of the Canary Foundation, a non-profit organization, since January 2007 and chair of the audit committee.
- Previously, Presidential Advisory Member of the National Security Telecommunications Advisory Committee.

Other Current Public Company Boards:
- KLA-Tencor Corporation (NASDAQ): Member of the board of directors since May 2007, chair of the audit committee and a member of the nominating and governance committee.
- UL Solutions, Inc. (NYSE): Member of the board of directors since February 2020 and chair of the human capital and compensation committee and member of the audit committee since February 2023. UL Solutions began trading on the NYSE on April 12, 2024, and was previously a privately held company.



William G. LaPerch

Age: 70

Director since: 2013

Committees:

- Nominating and Corporate Governance Committee (Chair)
- Audit Committee

Skills and Expertise:

- Colocation/interconnection
- Communications
- 2017 NACD Board Leadership Fellow
- Recipient of CERT Certificate in Cybersecurity Oversight

Education:

- BS - US Military Academy at West Point
- MBA - Columbia University

Qualifications:

Our Board selected Mr. LaPerch to serve as a director because it believes he possesses valuable expertise in the bandwidth, colocation, interconnection and communications industries, including extensive experience working with and leading public companies in these industries.

Professional Experience:

- Provides services to various private equity firms in the network, data center and cloud segments as the principal with LaPerch Consulting, since July 2012.
- Senior Advisor, South Reach Networks, a dark fiber and networks company from May 2020 to June 2025.
- Member of the board of directors and chairman of the compensation committee of Windstream Holdings, Inc., the parent company of Windstream Corporation, a provider of network communications and technology solutions from September 2020 to August 2025.
- Executive Chairman at Hylan Datacom, a construction services company in the communications infrastructure space, from July 2016 to December 2019. Mr. LaPerch served on the board of directors of Hylan from July 2016 to March 2022.
- Chief Executive Officer, President and a member of the board of directors at AboveNet, Inc., a provider of bandwidth infrastructure services.
- President, Network Services and also President, Enterprise Services of Metromedia Fiber Network, a provider of metro fiber services.
- Vice President, Network Services at MCI Worldcom, Inc., a global communications company.
- Member of the board of managers of ITG Communications, LLC, a service provider to broadband operators and electric cooperatives.
- Member of the board of directors of First Light Fiber, a telecommunications services provider.

Other Current Public Company Boards:

- None.



Jean F.H.P. Mandeville

Age: 66

Director since: 2020

Committees:

- Audit Committee

Skills and Expertise:

- International
- Technology
- Telecommunications
- Finance and capital markets

Education:

- MS University Saint-Ignatius

Qualifications:

Our Board selected Mr. Mandeville to serve as a director pursuant to the terms of the combination agreement between the Company and InterXion Holding N.V., which closed in March 2020. Our Board believes he possesses valuable international, financial and industry expertise, including experience at companies in the technology industry and his extensive experience in his prior positions as Chief Financial Officer.

Professional Experience:

- Former member of the board of directors of InterXion Holding N.V. since January 2011, and from June 2015 to March 2020 served as its chairman of the board.
- Chief Financial Officer and board member of MACH S.á.r.l. from October 2008 to December 2010.
- Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd from February 2005 to September 2008. He was responsible for all financial operations.
- Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia.
- Senior level executive positions at British Telecom Plc covering all sectors of the telecommunications market, including wireline, wireless and multimedia, in Europe, Asia and the Americas.
- Senior Consultant with Coopers & Lybrand, Belgium.

Other Current Public Company Boards:

- None.



Afshin Mohebbi

Age: 63

Director since: 2016

Committees:

- Audit Committee (Chair)
- Talent and Compensation Committee

Skills and Expertise:

- Finance
- Telecommunications
- Technology
- International

Education:

- BS - UC Irvine
- MBA - UC Irvine

Qualifications:

Our Board selected Mr. Mohebbi to serve as a director because it believes he possesses valuable financial and industry experience in the telecommunications industry, including extensive experience working with and leading companies in the telecommunications industry.

Professional Experience:

- Senior advisor to TPG Capital, focusing on technology and telecom investments globally, since April 2003.
- Investor in and advisor to a number of start-up technology firms through his own investment business.
- President and Chief Operating Officer of Qwest Communications International Inc., where he oversaw core operations, including the global network and market-facing units, as well as the yellow pages, data center, hosting and wireless divisions.
- Senior level executive positions at British Telecom Plc., SBC Communications and Pacific Bell.

Other Current Public Company Boards:

- None.



Mark R. Patterson

Age: 65

Director since: 2016

Committees:

- Talent and Compensation Committee
- Nominating and Corporate Governance Committee

Skills and Expertise:

- Finance
- Real estate
- REIT
- International

Education:

- BBA - College of William and Mary
- MBA - University of Virginia

Qualifications:

Our Board selected Mr. Patterson to serve as a director because it believes he possesses valuable financial and real estate industry expertise, including extensive experience working with public companies in the real estate industry, as well as experience on the boards of directors of public companies.

Professional Experience:

- Advisor to Rockefeller Capital Management.
- President of MRP Realty Advisors, LLC.
- Managing Director and Global Head of Real Estate Investment Banking at Citigroup
- Managing Director and the Head of Real Estate Global Principal Investments at Merrill Lynch, where he oversaw the real estate principal investing activities of the firm.
- Global Head of Real Estate Investment Banking of Merrill Lynch and also the Co-Head of Global Commercial Real Estate which encompassed real estate investment banking, principal investing and mortgage debt.
- Throughout his career, Mr. Patterson has been involved in a variety of financing and investing activities spanning virtually all types of real estate in most major global property markets.
- Member of the board of directors and chair of the nominating and corporate governance committee of Paramount Group, Inc. (NYSE) from May 2018 to December 2025.

Other Current Public Company Boards:

- UDR, Inc. (NYSE): Member of the board of directors since 2014 and member of the compensation committee and the nominating and corporate governance committee.
- Americold Realty Trust (NYSE): Chairman of the board of directors since March 2019 and chair of the nominating and corporate governance committee since May 2018. Mr. Patterson joined the Americold Realty Trust board of directors in January 2018.



Susan Swanezy

Age: 67

Director since: April 2024

Committees:

- Talent and Compensation Committee

Skills and Expertise:

- Finance
- REIT and real estate
- Capital markets
- Strategy

Education:

- BSFS – Georgetown University

Qualifications:

Our Board selected Ms. Swanezy to serve as a director because it believes she possesses valuable financial and real estate industry expertise, including experience working with public companies in the REIT industry and knowledge of both public and private capital markets.

Professional Experience:

- Partner at Hodes Weill & Associates L.P., a global advisory firm focused on the investment management industry for both the real estate and infrastructure sectors, from 2010 to March 2024.
- Managing Director, Head of Distribution for Credit Suisse Group AG's Real Estate Investments Group.
- Variety of positions at Deutsche Bank AG and its affiliates, including Partner and Managing Director – Client Relations for RREEF, the real estate investment management business of Deutsche Bank's Asset Management division as well as the real estate investment banking division.

Other Current Public Company Boards:

- AvalonBay Communities, Inc. (NYSE): Member of the board of directors since 2016, chair of the nominating, governance and corporate responsibility committee and member of the compensation committee

✓ **The Board unanimously recommends a vote FOR each director nominee**

Executive Officers

The following section sets forth, as of the date of this Proxy Statement, the names, ages, positions and biographical summaries of our current executive officers (the executive officers).



Andrew P. Power,
President & Chief Executive Officer
Age: 46

Responsibilities:
- Providing the day-to-day leadership and setting the strategic direction for the Company

Education:
- BS - Wake Forest University

Mr. Power has served as Chief Executive Officer and a director of the Company since December 2022. Mr. Power's biographical information is set forth under "—Election of Directors" above.



Matthew Mercier,
Chief Financial Officer
Age: 46

Responsibilities:
- Leading the Company's global corporate finance organization, including accounting, capital markets, financial planning and reporting, investor relations, tax and treasury

Education:
- BS - UC Berkeley
- MBA - UC Berkeley (Haas School of Business)

- Mr. Mercier has served as our Chief Financial Officer since January 2023, having previously served as Senior Vice President of Global Finance and Accounting from March 2020 to January 2023, Senior Vice President of Finance from 2015 to 2020 and Vice President of Finance prior to then.
- Prior to joining the Company in 2006, Mr. Mercier worked at Equity Office Properties and KPMG.



Jeannie Lee,
Executive Vice President, General Counsel and Secretary
Age: 49

Responsibilities:
- Leading the Company's global legal, sustainability, risk management, governance, compliance and public affairs functions

Education:
- BA - UC Berkeley
- JD - University of Michigan Law School

- Ms. Lee has served as our Executive Vice President, General Counsel since January 2022 and Secretary since March 2022, having previously served as Senior Vice President, Deputy General Counsel and Assistant Secretary from 2019 to 2021, Senior Vice President, Associate General Counsel from 2018 to 2019, Vice President, Associate General Counsel from 2016 to 2018 and Vice President, Corporate Counsel prior to then. Ms. Lee joined the Company in 2010.
- Prior to joining the Company, Ms. Lee was a corporate attorney with Latham & Watkins LLP where her practice included public company representation and capital markets, mergers and acquisitions and venture capital transactions.

Corporate Governance

Board Governance Documents

The Board maintains charters for each of its standing committees. In addition, the Board has adopted a written set of Corporate Governance Guidelines, as well as a Code of Business Conduct and Ethics that applies to the Company's employees, officers and directors, including our principal executive officer and principal financial officer. To view the charters of our Audit Committee, Talent and Compensation Committee and Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, please visit our website at www.digitalrealty.com. Each of these documents is also available, free of charge, in print to any stockholder who sends a written request to Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701, TX 75201, ATTN: General Counsel and Secretary.

Independent Directors

NYSE listing standards require NYSE-listed companies to have a majority of independent board members and an audit committee, compensation committee and nominating and corporate governance committee, each comprised solely of independent directors. Under the NYSE listing standards, no director of a company qualifies as "independent" unless the board of directors of such company affirmatively determines that the director has no material relationship with such company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such company). The NYSE rules also include certain categorical standards for evaluating director independence.

The Board, by resolution, has affirmatively determined that, based on the standards set forth in the NYSE rules and our corporate governance documents, all non-employee nominees for election to the Board at the Annual Meeting are independent (the Independent Directors). In making this determination, the Board considered the relationships and transactions described under the caption "Certain Relationships and Related Party Transactions" beginning on page 92.

Board Meetings

The Board held seven meetings and the Independent Directors met in executive session four times during 2025. The Board Chair serves as the presiding director of the executive sessions of the Independent Directors. Ms. Hogan Preusse served as the Board Chair in 2025. The number of meetings held during 2025 for each Board committee is set forth below under the heading "—Board Committees." During the year ended December 31, 2025, each of the directors attended at least 75% of the total number of meetings of the Board and of the committees on which he or she served. Five directors attended the 2025 Annual Meeting of Stockholders, and the Board expects all current directors standing for re-election to the Board to attend the Annual Meeting in person, telephonically or virtually, barring unforeseen circumstances or irresolvable conflicts.

Board Leadership Structure

We separate the roles of the Chief Executive Officer and the Board Chair in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while the Board Chair provides guidance to the Chief Executive Officer, sets the agenda for Board meetings and presides over meetings of the full Board and executive

sessions of the Independent Directors. This separation of the roles of the Board Chair and the Chief Executive Officer allows for greater oversight of the Company by the Board. The Board has determined that our Board leadership structure is the most appropriate at this time, given the specific characteristics and circumstances of the Company, and the skills and experience of Ms. Hogan Preusse and Mr. Power.

Director Onboarding and Director Continuing Education

As part of our director onboarding program, new directors participate in an orientation program which familiarizes them with the Company's business, operations, strategies and corporate governance practices, and assists them in developing Company and industry knowledge to optimize their service on the Board. Our onboarding program also includes meetings with members of our management team to accelerate our new directors' ability to engage fully and effectively in deliberations of our Board.

We encourage our directors, and reimburse them for reasonable costs, to attend external director education programs that assist them in discharging their duties. We regularly provide to the Board information relevant to the Company's business and its industry, as well as corporate governance and regulatory issues. We also periodically provide to the Board presentations by subject matter experts on legal requirements, industry trends and other pertinent matters. Board members are also provided with the opportunity to attend industry conferences and other events, such as tours of our data centers.

Board Committees

The Board has established three standing committees to assist it in carrying out its responsibilities: the Audit Committee, the Talent and Compensation Committee and the Nominating and Corporate Governance Committee. The Board has adopted a written charter for each committee, each of which is available on our website at www.digitalrealty.com and in print to any stockholder who requests it by writing to our General Counsel and Secretary, as provided for in "—Board Governance Documents." Each committee consists entirely of independent directors in accordance with NYSE rules and with the independence requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). Committee membership as of the date of this Proxy Statement is listed below.

Audit Committee

Members	Committee Functions
Afshin Mohebbi (Chair) Stephen R. Bolze[(1)] William G. LaPerch Jean F.H.P. Mandeville **Number of Meetings in 2025:** 12 The Board has determined that each of Messrs. Mohebbi, Bolze, LaPerch and Mandeville is an "audit committee financial expert" as defined by the SEC.	• Assist the Board with its oversight responsibilities regarding: – the integrity of the Company's financial statements and internal controls over financing reporting; – the Company's compliance with legal and regulatory requirements; – the qualifications, engagement, compensation, and independence of the registered public accounting firm that audits the Company's financial statements (the independent auditor); and – the performance of the Company's internal audit function and independent auditor. • Prepare the disclosure required by federal securities laws, including Item 407(d)(3)(i) of Regulation S-K, to be included in the Company's annual proxy statement. • Responsible for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditor for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. • Review, at least annually, the independence, performance, qualifications and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel. • Oversee the annual audit, quarterly review, and internal audit.

(1) Mr. Bolze was appointed to the Audit Committee on January 1, 2026.

Before the Company's independent auditor is engaged by the Company or its subsidiaries to render audit or non-audit services, the Audit Committee is required to pre-approve the engagement. Audit Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Audit Committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each service provided and such policies and procedures do not include delegation of the Audit Committee's responsibilities under the Exchange Act to the Company's management. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals, provided such approvals are presented to the Audit Committee at a subsequent meeting. The Audit Committee delegated the authority to grant pre-approvals to Mr. Mohebbi, the Chair of the Audit Committee.

Further information regarding the specific functions performed by the Audit Committee is set forth below in "Proposal 2. Ratification of Selection of Independent Registered Public Accounting Firm—Audit Committee Report."

Talent and Compensation Committee

Members	Committee Functions
Kevin J. Kennedy (Chair) Afshin Mohebbi Mark R. Patterson Mary Hogan Preusse Susan Swanezy[(1)] **Number of Meetings in 2025:** 5	• Discharge or assist the Board in discharging the Board's responsibilities relating to compensation of the Company's executive officers, including by designing (in consultation with the Company's management), approving, recommending to the Board for approval, implementing, administering, managing and evaluating the Company's compensation plans, policies and programs. • Review, at least annually, the performance and compensation of our executive officers and approve the compensation of our named executive officers. • Review and approve, at least annually, the corporate goals and objectives relating to the compensation of our Chief Executive Officer and evaluate his performance relative to these goals. • Administer the Digital Realty Trust, Inc., Digital Services, Inc. and Digital Realty Trust, L.P. 2014 Incentive Award Plan, as amended (the 2014 Plan), the Digital Realty 2025 Carried Interest Plan (the Carried Interest Plan) and the Digital Realty Trust, Inc. Amended and Restated Employee Stock Purchase Plan (the ESPP). • Prepare the disclosure required by federal securities laws to be included in the Company's annual proxy statement.

(1) Ms. Swanezy was appointed to the Talent and Compensation Committee on May 29, 2025.

The Board, by resolution, affirmatively determined that none of the members of our Talent and Compensation Committee had any relationship to the Company which was material to that director's ability to be independent from management in connection with the duties of a compensation committee member.

In fulfilling its responsibilities, the Talent and Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Talent and Compensation Committee, to the extent consistent with the Company's governing documents, applicable law and NYSE rules, except for:

- the review and approval of the corporate goals and objectives relating to the compensation of our CEO and the evaluation of his performance relative to these goals;
- the review and approval of compensation for our CEO, our CFO and all other named executive officers;
- the recommendations to the Board with respect to non-CEO compensation, incentive compensation plans and equity-based plans and the review and approval of all executive officers' employment agreements and severance arrangements; and
- the preparation and approval of its annual compensation committee report.

To aid the Talent and Compensation Committee in making its determinations, the CEO provides recommendations annually to the Talent and Compensation Committee regarding the compensation of all other named executive officers. None of the executive officers makes recommendations with respect to their own compensation. Each named executive officer participates in an annual performance review with the Talent and Compensation Committee or the CEO. In the case of our CEO, input from the Board is solicited regarding his individual contributions for the period assessed. The performance of our named executive officers is also reviewed annually by the Talent and Compensation Committee.

For 2025, the Talent and Compensation Committee retained the services of Semler Brossy to serve as the Talent and Compensation Committee's independent compensation consultant. Semler Brossy was engaged to assist the Talent and Compensation Committee with a variety of matters, which included among other things, reviewing market data on compensation; conducting and presenting the annual review of the total compensation packages for our executive officers, including base salary, cash bonuses, long-term incentives and total direct compensation; reviewing and assessing the long-term incentives currently provided to named executive officers and future awards; aligning and testing performance-related pay; reviewing non-employee directors' compensation; reviewing the Company's peer group; and understanding market trends. The Talent and Compensation Committee assessed the independence of Semler Brossy pursuant to the rules prescribed by the SEC and the NYSE and concluded that no conflict of interest existed in 2025 that would have prevented Semler Brossy from serving as an independent consultant to the Talent and Compensation Committee.

Nominating and Corporate Governance Committee

Members	Committee Functions
William G. LaPerch (Chair) VeraLinn Jamieson Kevin J. Kennedy Mark R. Patterson **Number of Meetings in 2025:** 4	• Identify qualified candidates to become Board members. • Select nominees for election as directors. • Select candidates to fill any vacancies on the Board. • Develop and recommend to the Board a set of corporate governance guidelines and principles applicable to the Company. • Oversee the evaluation of the Board and management.

Further information regarding the Nominating and Corporate Governance Committee is set forth below in "—Qualifications of Director Nominees," "—Director Qualifications and Experience," "—Nominating and Corporate Governance Committee's Process for Considering Director Nominees" and "—Manner by Which Stockholders May Recommend Director Nominees."

Qualifications of Director Nominees

The Nominating and Corporate Governance Committee has not established minimum qualifications for Board nominees. Pursuant to its charter, in identifying candidates to recommend for election to the Board, the Nominating and Corporate Governance Committee considers the following criteria:

(i) personal and professional integrity, ethics and values;

(ii) experience in corporate governance including as an officer, board member or senior executive or as a former officer, board member or senior executive of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment;

(iii) experience as a board member of another publicly held company;

(iv) executive, operational and/or academic expertise in an area of the Company's industry or operations;

(v) practical and mature business judgment, including ability to make independent analytical inquiries; and

(vi) ability to work as part of a team.

For more information about the qualifications and experience of each of our directors, please see the "Director Qualifications and Experience" table on the following page.

Director Qualifications and Experience

The Nominating and Corporate Governance Committee believes that a complementary balance of knowledge, experience and capability will best serve the Company and its stockholders. The table below summarizes the types of experience, qualifications, attributes and skills the Board believes to be desirable because of their particular relevance to the Company's business and structure. While all of these factors were considered by the Board with respect to each director, the following table does not encompass all the experience, qualifications, attributes or skills of our directors. The information provided is as of the date of this Proxy Statement.

Skill/Qualification	Preusse	Bolze	Jamieson	Kennedy	LaPerch	Mandeville	Mohebbi	Patterson	Power	Swanezy
Accounting/Financial Literacy	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Corporate Governance	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Executive Leadership		✔	✔	✔	✔	✔	✔	✔	✔	
Financial/Capital Markets	✔	✔		✔	✔	✔	✔	✔	✔	✔
International Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Real Estate Investment	✔	✔						✔	✔	
Risk Management	✔	✔	✔	✔	✔	✔		✔	✔	✔
Sales/Marketing		✔		✔	✔	✔	✔	✔	✔	✔
Strategy	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Technology Experience		✔	✔	✔	✔	✔	✔		✔	
Veteran			✔		✔					

The Company's Corporate Governance Guidelines state that each individual nominee is evaluated in the context of the Board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its experience in these various areas. The Committee considers the mix of skills and experiences of the Board in identifying director nominees, as well as professional background, areas of expertise and industries.

Nominating and Corporate Governance Committee's Process for Considering Director Nominees

The Nominating and Corporate Governance Committee periodically reviews the performance of each current director and considers the results when determining whether to recommend the nomination of such director for an additional term. At an appropriate time prior to each annual meeting at which directors are to be elected or re-elected, the Nominating and Corporate Governance Committee recommends to the Board for nomination by the Board such candidates as the Nominating and Corporate Governance Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, the Nominating and Corporate Governance Committee may recommend to the Board for election by the Board to fill such vacancy, such prospective member of the Board as the Nominating and Corporate Governance Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve. In determining whether a prospective member is qualified to serve, the Nominating and Corporate Governance Committee will consider the factors listed above in "—Qualifications of Director Nominees."

The foregoing notwithstanding, if the Company is legally required by contract or otherwise to permit a third party to designate one or more of the director nominees to be elected (for example, pursuant to rights contained in the Articles Supplementary of each series of our outstanding preferred stock, voting together, to elect two directors upon a dividend default), then the nomination or election of such directors will be governed by such requirements. Additionally, recommendations received from stockholders will be considered and are subject to the same criteria as are candidates nominated by the Nominating and Corporate Governance Committee.

Manner by Which Stockholders May Recommend Director Nominees

The Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders of the Company. Our Bylaws also provide a proxy access right permitting stockholders who have beneficially owned 3% or more of the Company's Common Stock continuously for at least 3 years to submit director nominations via the Company's proxy materials for up to 20% of the directors then serving. All recommendations must be directed to the Chair of the Nominating and Corporate Governance Committee, care of General Counsel and Secretary, Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701. Recommendations for director nominees to be considered at the 2027 Annual Meeting must be received in writing not later than 5:00 p.m., Central Time, on December 18, 2026 and not earlier than November 18, 2026. In the event that the date of the 2027 Annual Meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the 2026 Annual Meeting, notice by the stockholder must be received no earlier than the 150th day prior to the date of the meeting and not later than 5:00 p.m., Central Time, on the later of the 120th day prior to the date of the meeting, as originally convened, or the 10th day following the date of the first public announcement of the meeting. Each stockholder recommending a person as a director candidate must provide the Company with the information specified in our Bylaws, as described under "Other Matters—Stockholder Proposals and Nominations" below. The recommending stockholder must also provide supplemental information that the Nominating and Corporate Governance Committee may request to determine whether the proposed nominee (i) is qualified to serve on the Audit Committee, (ii) meets the standards of an independent director and (iii) satisfies the standards for our directors set forth above in "—Qualifications of Director Nominees." Further, the proposed nominee must make himself or herself reasonably available to be interviewed by the Nominating and Corporate Governance Committee. Please refer to "Other Matters—Stockholder Proposals and Nominations" below for further information. The Nominating and Corporate Governance Committee will consider all recommended director candidates submitted to it in accordance with these established procedures, though it will only recommend to the Board as potential nominees those candidates it believes are most qualified. However, the Nominating and Corporate Governance Committee will not consider any director candidate if the candidate's candidacy or, if elected, Board membership would violate applicable law.

Board Evaluations

The Board regularly evaluates its effectiveness and seeks to improve its performance. The Nominating and Corporate Governance Committee leads an annual performance review of the Board and its Committees aimed at the continual enhancement of the Board and Committees. As part of that process in 2025, each director submitted anonymous Board and Board Committee evaluations that covered key governance and other topics. Those topics included, among others, committee composition and structure, relevance and timeliness of Board and Committee meeting topics, the role of the Board, the relationship between the Board and management, the Board's strategic priorities, the Board's internal working dynamics, and overall Board and Committee effectiveness. These findings were then compiled and presented to the Board and Committees for discussion. From time to time, the Board may also engage a third-party independent advisor to supplement its regular review process. Most recently, in 2023, to facilitate the Board's annual evaluation process, the Board engaged an independent third-party advisor.

Board's Role in Oversight of Risk

The Board has an active role in overseeing the management of the Company's risks, and effective risk oversight is an important priority for the Board. The Company's risk oversight framework includes:

- Board engagement with executive and risk management teams to understand critical risks in the Company's business and strategy;
- Annual enterprise risk assessments across the Company's business, which is reviewed by the Board;
- Board and executive management meetings focused on strategy and strategic risks;
- A structured and disciplined approach to prudently allocate capital through weekly management Investment Committee meetings;
- Rigorous internal and third-party audits assessing the Company's controls and procedures;
- Evaluating the Company's risk management processes; and
- Fostering an appropriate culture of integrity and risk awareness.

While the Board has primary responsibility for oversight of the Company's risk management, its Committees have oversight of risks within each Committee's respective areas of responsibilities and the Committees regularly provide updates to the full Board.

BOARD & BOARD COMMITTEES

BOARD OVERSIGHT

The Board regularly reviews information from management regarding the Company's financial performance, balance sheet, credit profile and liquidity, as well as the risks associated with each. The Board also receives reports from members of management on areas of material risk to the Company, including operational, financial, legal, regulatory, cybersecurity, strategic and other enterprise risk management topics. The Board is responsible for overseeing risks related to strategy and execution; sales and products; investments, acquisitions, capital markets and joint ventures; major litigation and regulatory compliance; and senior management succession planning.

Audit Committee

Oversees risks related to financial reporting and internal controls risks; financial risk exposures and related policies and processes; legal and regulatory compliance; and the qualifications, engagement, compensation, independence and performance of the Company's independent auditor and internal audit function.

Nominating and Corporate Governance Committee

Oversees risks related to the independence of the Board; Board membership and composition; committee structure and membership; Board and committee evaluations; Board refreshment; and corporate governance, including the Company's corporate governance guidelines and practices.

Talent and Compensation Committee

Oversees risks related to the Company's executive officer and employee compensation structure, plans, programs, policies and practices; corporate goals, objectives and performance; executive employment and severance arrangements; and human capital management and talent retention.

MANAGEMENT

Management

While the Board and its committees oversee risk management, the Company's management is responsible for managing risk. The Company has robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management program, engagement with executive leadership on risk-related topics including the enterprise risk assessment process, regular internal management Disclosure Committee, Executive Risk and Compliance Committee and Investment Committee meetings, a code of business conduct and ethics, and a comprehensive internal and external audit process. Management regularly communicates with and updates the Board, Committees and individual directors on the significant risks identified and how they are being managed.

Oversight of Cybersecurity

The Board considers cybersecurity and other information technology risks as part of its risk management and compliance oversight function. The Board oversees management's implementation of the Company's cybersecurity risk management processes and receives reports from management regarding the Company's cybersecurity risks at least twice a year. In addition, management updates the Board, as necessary, regarding significant cybersecurity incidents affecting us. The Board receives briefings from management on the Company's cyber risk management processes, and it receives presentations on cybersecurity topics from the Company's Chief Technology Officer, Chief Information Security Officer and Chief Information Officer, internal security staff or external experts as part of the Board's risk oversight function and continuing education on topics that impact public companies. The Company's Chief Technology Officer, Chief Information Security Officer and Chief Information Officer have primary responsibility for assessing and managing material risks from cybersecurity threats, and for executing on the Company's cybersecurity risk management processes. The Company's Chief Technology Officer is a member of the management team, and works closely with the Chief Information Security Officer, Chief Information Officer and cybersecurity operations team to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT, Operational Technology, and products and services environments.

Stockholder and Interested Party Communications with the Board

Stockholders and interested parties may send correspondence directed to the Board, care of Jeannie Lee, Executive Vice President, General Counsel and Secretary, Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701. Ms. Lee will review all correspondence addressed to the Board, or any individual Board member, for any inappropriate correspondence and correspondence more suitably directed to management. Ms. Lee will summarize all correspondence not forwarded to the Board and make the correspondence available to the Board for its review at the Board's request. Ms. Lee will forward stockholder communications to the Board prior to the next regularly scheduled meeting of the Board following the receipt of the communication, as appropriate. Correspondence intended for our non-management and Independent Directors as a group should be addressed to the Company at the address above, Attention: Independent Directors.

Stockholders and interested parties may contact Investor Relations by directing correspondence to Investor Relations, Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701 or via telephone at (737) 281-0101 or via email at investorrelations@digitalrealty.com.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026 and has further directed that management submit the selection of KPMG LLP for ratification by the stockholders at the Annual Meeting. KPMG LLP has audited the Company's financial statements since the Company's inception in 2004. Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Bylaws or otherwise. However, the Board is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of corporate practice. If the stockholders fail to ratify the selection, the Audit Committee may reconsider whether or not to retain KPMG LLP in the future. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company.

Vote Required: The affirmative vote of a majority of the votes cast at the Annual Meeting is required to ratify the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2026.

Independent Registered Public Accounting Firm

The following summarizes the fees incurred by the Company for KPMG LLP's services for the years ended December 31, 2025 and 2024.

	2025	2024
Audit Fees(1)	$ 3,819,000	$ 3,969,000
Audit-Related Fees(2)	565,000	590,000
Tax Fees	597,000	826,000
All Other Fees(3)	50,000	144,000
TOTAL FEES	**$ 5,031,000**	**$ 5,529,000**

(1) "Audit Fees" are the aggregate fees billed by KPMG LLP for professional services rendered in connection with the integrated audit of the Company's annual consolidated financial statements and internal control over financial reporting, audit of the Operating Partnership's annual consolidated financial statements, and letters to underwriters related to the Company's common stock and debt securities offerings.

(2) "Audit-Related Fees" for 2025 and 2024 are fees for required foreign statutory audits for properties in Europe, Asia, Africa, and Australia and the 401(k) plan.

(3) "All Other Fees" include fees primarily relating to IT attestation services in 2025 and 2024.

All audit, audit-related, tax and all other services provided by KPMG LLP were pre-approved by the Audit Committee or by the Chair of the Audit Committee (and reported to the Audit Committee).

Audit Committee Report*

The Audit Committee assists the Board of Directors (the "Board") of Digital Realty Trust, Inc., a Maryland corporation (the "Company"), with its oversight responsibilities regarding the Company's financial reporting process, and internal control over financial reporting. The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements as well as the Company's financial reporting process, accounting policies, internal control over financial reporting and disclosure controls and procedures. The Company's independent registered public accounting firm is responsible for performing an audit of the Company's annual consolidated financial statements and the effectiveness of internal control over financial reporting as of year-end.

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2025 with the Company's management and with KPMG LLP, the Company's independent registered public accounting firm. The Audit Committee discussed with KPMG LLP the overall scope of and plans for the audit by KPMG LLP. The Audit Committee regularly meets with KPMG LLP, with and without management present, to discuss the results of its audit, its evaluation of the effectiveness of the Company's internal control over financial reporting as of year-end, and the overall quality of the Company's financial reporting. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by the management of the Company and by KPMG LLP. The Audit Committee has also received and discussed with KPMG LLP the written disclosures from KPMG LLP that are required by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding KPMG LLP's communications with the Audit Committee concerning independence, discussed with KPMG LLP its independence from management and the Audit Committee, and discussed with KPMG LLP the matters required to be discussed by the applicable standards of the PCAOB.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements referred to above be included in the Company's and Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the United States Securities and Exchange Commission.

Afshin Mohebbi, *Chair*
Stephen R. Bolze
William G. LaPerch
Jean F.H.P. Mandeville

The Board unanimously recommends FOR Proposal 2

* The material in this report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company or the Operating Partnership under the Securities Act of 1933 (the Securities Act) or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

Principal Stockholders

The following table sets forth, as of March 30, 2026, the beneficial ownership of shares of our Common Stock and shares of Common Stock into which units of limited partnership (units) in the Operating Partnership, of which Digital Realty Trust, Inc. is the sole general partner, are exchangeable for (i) each person who is the beneficial owner of 5% or more of the outstanding Common Stock and units, (ii) directors, director nominees and named executive officers and (iii) all directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our Common Stock and units shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person holds shares of Common Stock as opposed to units is set forth in the notes to the table. Unless otherwise indicated, the address of each named person is care of Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701.

Name of Beneficial Owner			
5% Stockholders:	**Number of Shares Beneficially Owned**	**Percentage of All Shares**[1]	**Percentage of All Shares and Units**[2]
BlackRock, Inc.[4]	38,800,592	11.1%	10.9%
Cohen & Steers, Inc.[5]	28,001,340	8.0%	7.69%
Norges Bank[6]	21,995,957	6.3%	6.2%
State Street Corporation[7]	20,649,053	5.9%	5.8%
Directors and Named Executive Officers:	**Number of Shares and Units Beneficially Owned**[1][3]	**Percentage of All Shares**[1][3]	**Percentage of All Shares and Units**[2][3]
Mary Hogan Preusse[8]	11,374	*	*
Andrew P. Power[9]	324,780	*	*
Stephen R. Bolze[10]	743	*	*
VeraLinn Jamieson[11]	13,102	*	*
Kevin J. Kennedy[12]	12,642	*	*
William G. LaPerch[13]	24,288	*	*
Jean F.H.P. Mandeville	10,034	*	*
Afshin Mohebbi[14]	13,724	*	*
Mark R. Patterson[15]	20,742	*	*
Susan Swanezy[16]	3,416	*	*
Matthew Mercier[17]	44,278	*	*
Jeannie Lee[18]	45,384	*	*
All directors and executive officers as a group (12 persons)	516,978	*	*

* Less than 1%.

(1) Based on 348,955,463 shares of our Common Stock outstanding as of March 30, 2026. For each named executive officer and director, the percentage of shares of our Common Stock beneficially owned by such person assumes that all the units held by such person that are vested or will vest within 60 days of March 30, 2026 are exchanged for shares of our Common Stock and that none of the vested units held by other persons are so exchanged. For all directors and executive officers as a group, the percentage of shares of our Common Stock beneficially owned by such persons assumes that all the units held by such persons that are vested or will vest within 60 days of March 30, 2026 are exchanged for shares of our Common Stock.

(2) Based on 355,247,552 shares of Common Stock and units outstanding as of March 30, 2026, including 348,955,463 shares of Common Stock and 6,292,089 units. For each named executive officer and director, the percentage of shares of our Common Stock and units beneficially owned by such person assumes that all the units held by such person that are vested or will vest within 60 days of March 30, 2026 are exchanged for shares of our Common Stock and that none of the vested units held by other persons are so exchanged. For all directors and executive officers as a group, the percentage of shares of our Common Stock and units beneficially owned by such persons assumes that all the units held by such persons that are vested or will vest within 60 days of March 30, 2026 are exchanged for shares of our Common Stock.

(3) Beneficial ownership as of March 30, 2026. This column includes (i) shares of Common Stock that may be acquired through scheduled vesting of restricted stock or restricted stock units and (ii) long-term incentive units that may be acquired through scheduled vesting, in each case within 60 days of March 30, 2026. Includes vesting in 2025 of certain awards listed in the "—Outstanding Equity Awards at Fiscal-Year End" table on page 67.

(4) Based solely on information contained in a Schedule 13F filed by BlackRock, Inc. with the SEC on February 12, 2026. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. Sole voting power: 35,723,367 shares; sole dispositive power: 38,800,592 shares; and shared voting and shared dispositive powers: none.

(5) Based solely on information contained in a Schedule 13F filed by Cohen & Steers, Inc. with the SEC on February 13, 2026. The address of Cohen & Steers, Inc. is 1166 Avenue of the Americas, 30th Floor, New York, NY 10036. Sole voting power: 21,039,157 shares; sole dispositive power: 28,001,340 shares; and shared voting and shared dispositive powers: none.

(6) Based solely on information contained in a Schedule 13F filed by Norges Bank (The Central Bank of Norway) with the SEC on February 10, 2026. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway. Sole voting and sole dispositive powers: 21,995,957 shares; shared voting and shared dispositive power: none.

(7) Based solely on information contained in a Schedule 13F filed by State Street Corporation with the SEC on February 13, 2026. The address of State Street Corporation is State Street Financial Center, 1 Congress Street, Suite 1, Boston, MA 02114. Sole voting and sole dispositive powers: none; shared voting power: 2,239,222 shares; and shared dispositive power: 20,649,053 shares.

(8) Includes 11,374 vested long-term incentive units.

(9) Includes 142,918 vested long-term incentive units and 181,862 vested Class D Units.

(10) Includes 743 vested long-term incentive units.

(11) Includes 13,102 vested long-term incentive units.

(12) Includes 12,642 vested long-term incentive units.

(13) Includes 13,480 vested long-term incentive units. Mr. LaPerch also beneficially owns 1,200 shares of the Company's 5.250% Series J Cumulative Redeemable Preferred Stock, which constitutes less than 1% of the 8,000,000 shares of series J preferred stock currently outstanding.

(14) Includes 13,724 vested long-term incentive units.

(15) Includes 14,220 vested long-term incentive units.

(16) Includes 3,416 vested long-term incentive units.

(17) Includes 20,945 vested long-term incentive units and 23,321 vested Class D Units.

(18) Includes 25,582 vested long-term incentive units and 9,069 vested Class D Units.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our named executive officers, as determined under the rules of the SEC, for fiscal year 2025. The following table identifies our named executive officers and their positions in 2025:

Name	Position
Andrew P. Power	President & Chief Executive Officer
Matthew Mercier	Chief Financial Officer
Jeannie Lee	Executive Vice President, General Counsel and Secretary

Executive Summary

Our executive compensation program is designed to attract, retain, and motivate leaders who drive sustained long-term value for our stockholders. A significant portion of target compensation for our named executive officers is closely aligned with our performance and tied directly to measurable financial, operational, and stockholder return results.

For 2025, our compensation program emphasized:

- Strong alignment with stockholder return and financial results through performance-based long-term equity awards;
- Annual incentives tied to key financial and operational priorities;
- A balanced mix of short-term and multi-year performance measures; and
- Robust governance practices and independent oversight.

For 2025, the total compensation opportunity for each of our named executive officers and annual and long-term incentive goals were established by the Talent and Compensation Committee at the beginning of the year. Targets were tied to financial and operational metrics aligned with our strategic priorities. Long-term incentives were granted in the form of performance-based equity awards that vest based on multi-year performance criteria and time-based equity awards. The Talent and Compensation Committee utilized the services of its independent compensation consultant Semler Brossy for this compensation review, which included reviewing compensation information of our peer group.

We maintain a competitive compensation program with the following components:

Component	Link to Program Objectives	Type of Compensation	Description
Base Salary	Fixed level of cash compensation to attract and retain key executive officers in a competitive marketplace	Cash	Determined based on evaluation of the individual's experience and current performance, internal pay equity and a comparison to salaries of similarly situated executive officers in our peer group
Annual Incentive Bonus	Incentive opportunity (set as a percentage of base salary) that encourages executive officers to achieve annual Company and individual goals Assists in attracting, retaining and motivating employees in the near and long term	Cash and/or equity	Earned based on the attainment of a combination of corporate/financial and individual performance goals Specific Company performance measures include Core FFO per diluted share and unit (measuring earnings), Same Store Cash NOI (measuring portfolio performance) and ≤1 MW and Interconnection signings (see Appendix 1 for definitions of Core FFO and Same Store Cash NOI) Executive officers also have the option to receive all or a part of their annual incentive bonus in equity (described in more detail below under "—Equity in Lieu of Annual Cash Bonuses")
Long-Term Incentive Program	Focuses executive officers on sustaining long-term stockholder value and directly aligns with stockholders' interests Provides additional tool for retention Aligns executive compensation with both relative market performance and financial results over a multi-year horizon	Equity	A mixture of performance-based and time-based awards were granted to our named executive officers in 2025 as follows: • President & CEO: 60% performance-based + 40% time-based • All other named executive officers: 50% performance-based + 50% time-based Performance-Based Awards: Three-year performance periods with actual vesting of units at 0% to 200% of target based on: • total stockholder return relative to the MSCI US REIT Index (RMS) over the performance period; or • average Same Store Cash NOI growth over the performance period 50% of performance-vested units time-vest upon the conclusion of the applicable performance period and 50% time-vest one year thereafter Time-Based Awards: 25% of the units vest annually over four years
Carried Interest Plan	Designed to attract, retain and incentivize certain executives and other employees in connection with, and to recognize the success of, certain strategic capital ventures of the Company	Equity	There are two types of awards under the Carried Interest Plan: carried interest awards and appreciation interest awards Awards vest upon the satisfaction of both a service condition and a performance condition: • The service condition will be satisfied with respect to 25% of the award on each of the first four annual anniversaries of the applicable vesting commencement date • The performance condition will be satisfied with respect to 100% of the award on the first distribution date on which the applicable performance hurdles for the applicable investment vehicle are satisfied Distributions in respect of awards are 100% at-risk based on the performance of the applicable investment vehicles

Good Governance

In furtherance of our objective of implementing policies and practices that are mindful of the concerns of our stockholders, we have separated the roles of Chief Executive Officer (currently Mr. Power) and Board Chair (currently Ms. Hogan Preusse). Additionally, the Talent and Compensation Committee retained Semler Brossy, an independent compensation consultant, to assist the Talent and Compensation Committee, among other things, in conducting and presenting the annual review of the total compensation packages for our executive officers.

Semler Brossy was retained directly by and reported to the Talent and Compensation Committee. Semler Brossy was selected in part for its extensive experience advising a broad cross-section of companies, including other large REITs and leading technology firms, and expertise in executive compensation, management incentives, and performance-based compensation. The Talent and Compensation Committee assessed the independence of Semler Brossy pursuant to the rules prescribed by the SEC and the NYSE and concluded that no conflict of interest

existed in 2025 that would prevent Semler Brossy from serving as an independent consultant to the Talent and Compensation Committee, and confirmed that Semler Brossy had no prior relationships with any of our named executive officers. In addition, the Talent and Compensation Committee considered the independence of outside legal counsel that provides advice to the Talent and Compensation Committee, consistent with the rules prescribed by the SEC and the NYSE, and determined that such advisor is independent.

The following summarizes key aspects of our compensation policies and programs:

What We Do:	What We Don't Do:
✔ ***We Pay for Performance:*** Our compensation programs are designed to directly align with Company performance, and base salaries comprise a relatively modest portion of each named executive officer's total compensation opportunity.	✘ ***We Do Not Guarantee Salary Increases or Bonuses:*** We do not guarantee annual salary increases or annual incentive bonuses.
✔ ***We Balance Short-Term and Long-Term Incentives:*** We use multiple performance measures across multiple performance periods in determining annual incentive bonuses and granting equity awards, which mitigate compensation-related risk.	✘ ***We Do Not Allow Uncapped Payouts:*** We have a defined compensation program that does not allow for uncapped bonus payouts.
✔ ***We Maintain Stock Ownership Guidelines:*** We have robust stock ownership guidelines, and each of our officers and directors subject to the guidelines are in compliance.	✘ ***We Do Not Have Tax Gross-Ups:*** We do not provide tax gross-ups on any severance, change-in-control or other payments related to executive terminations.
✔ ***We Retain an Independent Compensation Consultant:*** Our independent compensation consultant is engaged by and reports directly to our Talent and Compensation Committee in providing guidance on a variety of compensation matters.	✘ ***We Do Not Allow Hedging:*** We do not permit directors, executive officers or employees to hedge our securities.
✔ ***We Have Adopted an Executive Compensation Clawback Policy:*** In accordance with SEC and NYSE rules, the Company adopted an executive compensation clawback policy which provides for the recovery of erroneously awarded incentive-based compensation in the event of a financial restatement.	✘ ***We Do Not Provide Excessive Perquisites:*** Our executive officers receive limited perquisites and benefits.

Pay for Performance

Pay for performance is a foundational element of our compensation philosophy. Consistent with this focus, our compensation program includes annual incentive bonuses and long-term equity incentive compensation.

The Company's primary objectives are to maximize: (i) sustainable long-term growth in earnings and funds from operations per share and unit, (ii) cash flow and returns to our stockholders and our Operating Partnership's unitholders through the payment of dividends and distributions and (iii) return on invested capital. We expect to accomplish our objectives by:

- **Achieving superior risk-adjusted returns.** We have managed our business, including our development pipeline and leasing transactions, by targeting appropriate risk-adjusted returns. We believe that achieving appropriate risk-adjusted returns on our business will deliver superior stockholder returns.
- **Prudently allocating capital.** We have made strategic and complementary investments while preserving the flexibility of our balance sheet. We are committed to maintaining a conservative capital structure.
- **Leveraging technology to develop comprehensive and diverse products.** We have diversified our product offering, organically and through acquisitions, and believe that we have one of the most comprehensive suites of global data center solutions available to customers from a single provider.
- **Accelerating global reach and scale.** We have strategically pursued international expansion since our IPO in 2004 and now operate across six continents. We believe that our global multi-product data center portfolio is a foundational element of our strategy and our scale and global platform represent key competitive advantages difficult to replicate.
- **Driving revenue growth and operating efficiencies.** We aggressively manage our data centers to maximize cash flow and control costs by leveraging our scale to drive operating efficiencies.

Our compensation programs directly reflect these strategic priorities. For 2025, performance for each named executive officer was measured based on a combination of financial, revenue, and individual objectives.

Financial Metrics	• Core FFO Per Share • Same Store Cash NOI
Revenue Metrics	• ≤1 MW and Interconnection signings
Individual Performance Goals	• Winning new customers and enhancing existing customer relationships • Developing solutions and delivering products on a global platform • Attaining financial and operating metrics • Talent management and corporate responsibility

Annual incentive payouts are based on performance against pre-established targets and are subject to defined caps.

Long-Term Incentive Program

Long-term equity incentives further reinforce alignment with sustained stockholder value creation. Awards are subject to both time-based and performance-based vesting conditions, promoting retention and long-term accountability.

For performance-based long-term equity awards granted in 2025, performance is measured over a three-year period beginning in January 2025 based on:

- Total stockholder return relative to the MSCI US REIT Index (RMS), and
- Same Store Cash NOI growth over the same three-year period.

These measures are intended to align executive compensation outcomes with both relative market performance and internal operating execution over a multi-year horizon.

Carried Interest Plan

The Carried Interest Plan is designed to attract, retain and motivate high-performing talent in a competitive market. It reinforces a strong pay-for-performance philosophy by linking compensation directly to the long-term value created within certain strategic capital ventures of the Company. There is no payout under the Carried Interest Plan unless applicable performance hurdles are met, aligning management's interests with those of the Company's strategic capital partners and our stockholders, given the Company's position as general partner within the strategic capital ventures.

Performance Highlights

For an overview of the Company's accomplishments in the year ended December 31, 2025, including financial and performance highlights, please see the **"2025 Financial Highlights"** on **page 18**.

As a result of these performance results and taking into account achievement levels of the goals for 2025 as discussed further below, our named executive officers earned annual incentive bonuses of 185% for Mr. Power, 178% for Mr. Mercier and 170% for Ms. Lee of their respective target bonuses for 2025.

In addition, the Company's total return to stockholders has outperformed the MSCI US REIT Index (RMS) for two out of the last three years, as shown in the tables below:

Cumulative Total Returns


160%
140%
120%
100%
80%
60%
40%
20%
December 31, 2020
December 31, 2021
December 31, 2022
December 31, 2023
December 31, 2024
December 31, 2025
DLR
RMS

Total Returns


2023
2024
2025
39.9%
13.7%
35.9%
8.8%
2.9%
-10.1%
DLR
RMS

Based on these results, the performance-based equity awards (that vest based on the attainment of relative total stockholder return) for the three-year performance period ended December 31, 2025 were earned at maximum (i.e., 200% of target).

Advisory Vote on the Compensation of Named Executive Officers

In June 2025, we submitted for consideration by our stockholders a non-binding, advisory resolution to approve the compensation of our named executive officers (Say-on-Pay vote). At our 2025 Annual Meeting of Stockholders, our stockholders approved the compensation of our named executive officers, with approximately 87% of the votes cast in favor of the Say-on-Pay proposal. In evaluating our executive compensation program, the Talent and Compensation Committee considered the results of the Say-on-Pay vote and numerous other factors as discussed in this Compensation Discussion and Analysis. The Talent and Compensation Committee will continue to monitor and assess our executive compensation program and consider the outcome of our Say-on-Pay votes when making future compensation decisions for our named executive officers. We hold Say-on-Pay votes annually, consistent with the stated preference of a majority of the stockholders on the frequency of holding future Say-on-Pay votes. Our next Say-on-Pay vote (following the vote at the 2026 Annual Meeting of Stockholders) will be held at our 2027 Annual Meeting of Stockholders.

2025 Compensation Highlights

The Talent and Compensation Committee consistently reviews our executive compensation program to ensure that it provides competitive pay opportunities that are strongly aligned with our performance. The following are a few key 2025 actions and decisions with respect to our compensation program:

- As in past years, the named executive officers were eligible to earn annual incentive compensation based upon achievement of specific financial, operational and organizational objectives for 2025, as approved by the Talent and Compensation Committee, that are designed to challenge the named executive officers to achieve high performance.
- A significant portion of our named executive officers' total cash compensation remains dependent on Company and individual performance.
- The Talent and Compensation Committee determines total compensation and the individual components of compensation after reviewing survey data and pay levels of, and the Company's historical performance relative to, its peer group.
- Our compensation program encourages our named executive officers to build and maintain an ownership interest in the Company through equity awards, including awards of long-term incentive units in our Operating Partnership (PIUs) which are redeemable for shares of our Common Stock and restricted stock units covering shares

of our Common Stock (RSUs). PIUs are profits interest units of the Operating Partnership, including time-based profits interest units and performance-based Class D Units.

- Additionally, under our Equity Election Program (as discussed further below under "—Equity in Lieu of Annual Cash Bonuses"), our named executive officers may elect to receive all or a portion of their annual incentive compensation in any combination of (i) cash, (ii) fully-vested PIUs or fully-vested shares of Common Stock (with a value equal to 100% of the annual incentive bonus amount subject to the election), or (iii) unvested PIUs or unvested RSUs (with a value equal to 125% of the annual incentive bonus amount subject to the election) that vest in equal installments over a two-year period.
- In 2025, base salaries represented 5% to 15% of total compensation for our named executive officers reflecting our philosophy of paying for performance and aligning the interests of our named executive officers with stockholders' interests.
- Based on the recommendations of management, a review of the Company's business plan and strategic objectives and the analysis provided by Semler Brossy, the Talent and Compensation Committee established financial, revenue and individual goals for each named executive officer for 2025.
- In accordance with SEC and NYSE rules, the Company maintains an executive compensation clawback policy which is a risk mitigating factor and provides for the recovery of erroneously awarded incentive-based compensation from our executive officers in the event of a financial restatement.

Overview of Our Executive Compensation Program

Objectives of Our Executive Compensation Program

The Talent and Compensation Committee is responsible for establishing, modifying and approving the compensation program for our named executive officers. We seek to provide total compensation to our named executive officers that is competitive with the total compensation paid by comparable REITs and other companies in our peer group, as discussed in more detail in "—Peer Group Review" below.

The following are our principal objectives in establishing compensation for our named executive officers:

- Attract, retain and motivate experienced and talented named executive officers who can help the Company to achieve its business objectives designed to maximize stockholder value;
- Ensure that named executive officer compensation is aligned with our corporate strategies, our business objectives and the long-term interests of our stockholders, using equity-based awards as long-term incentives to align the interests of the named executive officers with long-term creation of stockholder value and annual incentive bonuses to reward the attainment of more targeted, short-term performance objectives.
- Encourage high performance, promote accountability and ensure that the interests of the named executive officers are aligned with the interests of our stockholders by linking a significant portion of executive compensation directly to the achievement of corporate goals and increases in stockholder value;
- Incentivize management to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and
- Enhance the named executive officers' incentive to increase our stock price, achieve key strategic and financial performance measures, as well as promote retention of named executive officers, by providing a portion of total compensation opportunities in the form of direct ownership in our Company through equity awards, including awards of PIUs and RSUs.

Elements of Compensation

The major elements of compensation for our named executive officers are (1) a base salary, intended to provide a stable annual income for each named executive officer at a level consistent with such named executive officer's experience and individual contributions to the Company, (2) annual incentive bonuses, intended to link each named executive officer's compensation to the Company's performance and to such named executive officer's individual performance, (3) long-term compensation, which includes grants of PIUs and/or RSUs, intended to encourage actions to maximize stockholder value, and (4) carried interest awards under the Carried Interest Plan, intended to allow the named executives to recognize and share in the success of certain strategic capital ventures of the Company. Each of these elements is discussed in more detail below.

The following charts illustrate the allocation of the major elements of compensation for our named executive officers for 2025:


CEO
BASE
Annual Incentive Bonus
Long-term Incentive Awards
5%
21%
74%
Average Pay of Other NEOs
BASE
Annual Incentive Bonus
Long-term Incentive Awards
12%
22%
66%

The percentages reflect 2025 base salaries, 2025 actual annual incentive bonuses and the aggregate grant date fair values of long-term incentive awards granted in 2025 (excluding equity awards granted pursuant to the Equity Election Program, as defined and described in "—Equity in Lieu of Annual Cash Bonuses" below). As noted above, our named executive officers also received grants of carried interest awards under the Carried Interest Plan in 2025. The carried interest awards are not included in the charts above because their fair value cannot be reasonably estimated and these awards provide no realizable value upon grant. For more information about these awards, please see "—Carried Interest Plan" below.

We believe that each component of compensation serves a distinct and complementary purpose within our overall executive compensation program. The Talent and Compensation Committee determines the appropriate allocations between the cash and long-term incentive components based on a review of the practices of our peer group and the performance of the executive officer and the Company, while considering the balance among providing stability, short-term incentives and long-term incentives to align the interests of management with our stockholders. The Talent and Compensation Committee did not apply a formulaic approach in allocating the cash and long-term incentive portions of incentive compensation in 2025. For 2025, the percentage of salary and annual incentive bonus earned relative to total compensation earned ranged from 26% to 41% for our named executive officers.

Equity is a key component of our executive compensation program, with long-term incentive awards ranging between 59% to 74% of our named executive officers' total compensation awarded in 2025. All equity awards granted to our named executive officers in 2025 (other than the carried interest awards described under "—Initial Awards under Carried Interest Plan" below) were in the form of PIUs. These awards put significant value at risk for our named executive officers and are effective as an ownership and retention tool. In addition, the Talent and Compensation Committee maintains the Equity Election Program (see "—Equity in Lieu of Annual Cash Bonuses" below), pursuant to which eligible employees, including the Company's named executive officers, may elect to receive all or a portion of their annual incentive bonuses that are otherwise payable in cash in the form of vested and/or unvested equity-based awards, further enhancing the alignment of interests of our named executive officers with the interests of our stockholders.

Determination of Executive Compensation

The Talent and Compensation Committee annually reviews and determines the total compensation to be paid to our named executive officers. Our CEO, after reviewing competitive market data and advice from the compensation consultant engaged by the Talent and Compensation Committee, makes recommendations regarding the compensation packages for all named executive officers, other than himself. Named executive officers do not make recommendations with respect to their own compensation. The Talent and Compensation Committee considers several factors in its review of these recommendations and in establishing the total compensation for each of our named executive officers, including each named executive officer's roles and responsibilities, each named executive officer's performance and significant accomplishments, our Company's financial and operational targets and performance, and competitive market data applicable to each named executive officer's position and functional responsibilities. The Talent and Compensation Committee, with input from the Board, annually reviews the performance of our CEO, and our CEO reviews the performance of the remaining named executive officers. All of these reviews are presented to the Talent and Compensation Committee to provide input about the named executive officers' contributions to our success for the period being assessed.

Competitive Market Data and Compensation Consultant

Every year, the Talent and Compensation Committee reviews the salaries, annual incentive bonuses and long-term incentive compensation of our named executive officers. For the year ended December 31, 2025, in conducting this review, the Talent and Compensation Committee once again retained the services of Semler Brossy as the Talent and Compensation Committee's independent compensation consultant. Semler Brossy was selected in part for its extensive experience advising a broad cross-section of companies, including other large REITs and leading technology firms, and expertise in executive compensation, management incentives, and performance-based compensation.

Semler Brossy reviewed the Company's existing compensation program, provided current data with regard to industry trends, provided information regarding long-term compensation plans, identified and provided commentary on our peer group, provided cash and long-term incentive award information for the peer group and assessed and reviewed the Company's annual and long-term incentive programs.

Peer Group Review

The Talent and Compensation Committee reviews on an annual basis total cash and long-term compensation levels of our named executive officers against those of our peer group companies to ensure executive compensation is set at levels that will attract, retain and motivate qualified executive officers while rewarding performance based on corporate objectives. The Talent and Compensation Committee determines annual base salaries after reviewing salary and other publicly available compensation data of, and the Company's historical performance relative to, its peer group. The Talent and Compensation Committee sets compensation levels for each named executive officer based on several factors, including the named executive officer's level of experience and tenure with the Company, competitive market data applicable to the named executive officer's position and functional responsibilities, promoting retention, the performance of the named executive officer and our Company's annual and long-term performance.

In developing a peer group for the Company in 2025, the Talent and Compensation Committee, with advice from Semler Brossy, considered company size, scope and breadth of operations, as well as level of operational focus to determine which companies could reasonably be used to assess competitive pay.

The peer group was structured to include publicly-traded REITs and technology companies with revenues and market capitalizations that were within a reasonable range of our own (approximately 0.5x-2x for revenue and 0.3x-3x market cap). REIT peers were comprised of the largest publicly traded equity REITS with $30 billion or more in enterprise value and approximately $20 billion or more in total assets. The Talent and Compensation Committee also considered qualitative factors to determine the peer group, including peer group overlap, business model criteria and organizational complexity and focus.

The peer group used to review 2025 base salaries, bonus targets and long-term equity awards, consisted of the following companies. This is the same peer group used in 2024, except for the removal of BXP, Inc. (formerly Boston Properties, Inc.) (due to no longer meeting the qualitative criteria) and Splunk, Inc. (due to it being acquired).

REIT	Ticker Symbol	Technology	Ticker Symbol
Alexandria Real Estate Equities	ARE	Arista Networks	ANET
American Tower Corporation	AMT	Autodesk, Inc.	ADSK
Crown Castle International Corporation	CCI	Fortinet, Inc.	FTNT
Equinix, Inc.	EQIX	NetApp, Inc.	NTAP
Equity Residential	EQR	Palo Alto Networks, Inc.	PANW
Prologis, Inc.	PLD	ServiceNow	NOW
Realty Income Corporation	O	Synopsys, Inc.	SNPS
Simon Property Group, Inc.	SPG	Workday, Inc.	WDAY
Ventas, Inc.	VTR		
Welltower, Inc.	WELL		

We believe that the combination of ten REIT peers and eight broader technology peers captures our current competitive talent market and ensures that our executive compensation is set at levels that will attract, retain and motivate qualified executive officers.

Elements of Compensation

Annual Base Salary

We provide our named executive officers with base salaries to compensate them for services rendered each year. Base salaries comprise the stable part of the compensation program and are reviewed on an annual basis to remain competitive with our peers. The base salaries for each of the named executive officers for 2025 were determined based in part on the analysis by Semler Brossy of the compensation practices of companies in our peer group. The Talent and Compensation Committee also considered the Company's historical performance relative to its peer group as well as the performance of each of our named executive officers and their contributions to our overall success. The 2025 base salaries of our named executive officers were increased from fiscal year 2024 for each of our named executive officers based on market review and each named executive officer's roles and responsibilities within our Company. The salaries paid in 2025 for all of our named executive officers are set forth under the heading "Summary Compensation Table." The following table sets forth the 2025 and 2024 annual base salaries actually paid to each named executive officer.

Named Executive Officer	2025 Salary	2024 Salary
Andrew P. Power	$ 978,846	$ 879,231
Matthew Mercier	594,711	549,038
Jeannie Lee	494,712	464,615

Annual Incentive Compensation

Our annual incentive bonus program is structured to reward our named executive officers based on our performance and the individual named executive officer's contribution to that performance. Annual incentive bonuses are paid in the following year if and to the extent performance objectives established by the Talent and Compensation Committee at the beginning of the applicable year are achieved.

The Talent and Compensation Committee believes that the payment of the annual incentive bonus provides the incentive necessary to retain executive officers and reward them for short-term Company performance. Named executive officers also have the option to receive all or part of their annual incentive bonus in equity. See "—Equity in Lieu of Annual Cash Bonuses" below.

Each named executive officer's annual incentive bonus opportunity for 2025 was established by our Talent and Compensation Committee and is described in the "Grants of Plan-Based Awards" table. Each named executive officer's bonus opportunity provides for threshold, target and maximum bonus amounts, expressed as a percentage of base salary. In setting these amounts, our Talent and Compensation Committee considers, among other factors, each named executive officer's roles and responsibilities within our Company, the total compensation package associated with that position and competitive market data applicable to that position.

For 2025, the threshold, target and maximum bonus amounts, expressed as a percentage of annual base salary, were as follows:

Named Executive Officer	Threshold	Target	Maximum
Andrew P. Power	100%	200%	400%
Matthew Mercier	50%	100%	200%
Jeannie Lee	50%	100%	200%

For 2025, based on the recommendations of management and a review of the Company's business plan, the Talent and Compensation Committee established financial, revenue and individual goals for each named executive officer, as set forth in the table below. Individual performance goals were categorized around the following corporate goals for 2025: data driven go-to-market, simplifying the ability to do business, expanding product and inventory readiness and collaborating to support organizational excellence. Individual goals for our named executive officers included: winning new customers and enhancing existing customer relationships, developing solutions and delivering products on a global platform, attaining financial and operating metrics and talent management and corporate responsibility.

An overview of the structure of the annual incentive bonuses for our CEO and the other named executive officers is provided below:

	CEO	Other NEOs
Financial and Revenue Measures • Core FFO Per Share • Same Store Cash NOI Growth • ≤1MW & Interconnection Signings	75%	70%
Individual Measures • Individual Goals	25%	30%

The weightings of the specific financial, revenue and individual goals for each named executive officer were established by the Talent and Compensation Committee based on the named executive officer's areas of responsibility, as follows:

Named Executive Officer	Core FFO Per Share	Same Store Cash NOI	≤1MW & Interconnection Signings	Individual Goals
Andrew P. Power	45%	15%	15%	25%
Matthew Mercier	40%	15%	15%	30%
Jeannie Lee	40%	15%	15%	30%

After careful consideration and with the input of the Talent and Compensation Committee's independent compensation consultant, the Talent and Compensation Committee determined that it was appropriate to set the threshold, target and maximum levels for each performance metric consistent with the Company's fiscal year 2025 financial outlook. When deciding on performance metrics and achievement levels, the Talent and Compensation Committee considered the Company's strategies, including driving growth, maximizing value from existing assets, funding development in a disciplined manner, and maintaining a strong balance sheet. The Talent and Compensation Committee also evaluated capital recycling and joint venture initiatives, revenue growth opportunities, ongoing development activity, and the broader macroeconomic environment, including inflation

and interest rate conditions. The Talent and Compensation Committee determined that it was appropriate to use Core FFO per share, Same Store Cash NOI growth, and ≤1MW and Interconnection signings as an accurate picture of the Company's annual performance for 2025. All metrics were assessed on a constant currency basis.

For purposes of our 2025 annual incentive bonus program, the threshold, target and maximum levels of 2025 Core FFO per share were established by the Talent and Compensation Committee as follows:

Threshold	Target	Maximum	Achieved in 2025
$7.00	$7.10	$7.20	$7.39

The threshold, target and maximum amounts were set by the Talent and Compensation Committee based on a number of factors, including expectations and assumptions related to leasing, financing, earnings growth, general economic conditions, real estate and technology fundamentals and other specific circumstances facing the Company. For the purpose of determining bonuses, the Talent and Compensation Committee determined it was appropriate to use Core FFO per share achieved by the Company ($7.39) and exclude certain profits, losses or expenses to give a more accurate picture of the Company's annual performance.

The Talent and Compensation Committee, based in part on the recommendations of management, determined each named executive officer's bonus, based on achievement of the established performance goals. Named executive officers do not make recommendations with respect to their own compensation.

For 2025, the Talent and Compensation Committee determined that the Company (i) exceeded the maximum levels for the financial and revenue goals of Core FFO per share and ≤1MW and Interconnection signings, and (ii) achieved the target level for the financial goal of Same Store Cash NOI. Consistent with our pay-for-performance philosophy, the 2025 performance-based annual incentive bonuses for our named executive officers represented 185% for Mr. Power, 178% for Mr. Mercier and 170% for Ms. Lee of their respective target bonuses.

The following table sets forth for our named executive officers the 2025 bonus earned, the 2025 bonus earned as a percentage of the base salary paid, the 2025 bonus earned as a percentage of the target bonus amount and the 2025 bonus earned as a percentage of the maximum bonus amount:

Named Executive Officer	2025 Bonus	Percentage of 2025 Base Salary Paid[(1)]	Percentage of 2025 Target Bonus	Percentage of 2025 Maximum Bonus
Andrew P. Power	$ 3,700,000	378%	185%	93%
Matthew Mercier	1,065,000	179%	178%	89%
Jeannie Lee	850,500	172%	170%	85%

(1) Reflects percentage of base salary actually paid in 2025.

Equity in Lieu of Annual Cash Bonuses

The Talent and Compensation Committee maintains an Equity Election Program pursuant to which eligible employees, including the Company's named executive officers, may elect to receive all or a portion of their annual incentive bonuses that are otherwise payable in cash in any combination of the following: (i) cash, (ii) fully-vested PIUs or fully-vested shares of Common Stock, in either case, equal to 100% of the annual incentive bonus amount subject to the election, and (iii) unvested PIUs or unvested RSUs, in either case, having a value equal to 125% of the annual incentive bonus amount subject to the election. The unvested PIUs and unvested RSUs will vest with respect to 50% of the total number of PIUs or RSUs (as applicable) subject to the award on each of the first two anniversaries of the grant date, subject to the employee's continued service through the applicable vesting date (except as otherwise provided in the applicable award agreement). Unvested PIUs and unvested RSUs will be subject to accelerated vesting in the event of a change in control of the Company or certain qualifying terminations of employment. In the event of a qualifying termination of employment, the units or shares so accelerated may not be disposed of prior to the date on which such units or shares would have otherwise vested under the award's original vesting schedule.

All named executive officers elected to receive a percentage of their respective annual incentive bonuses for 2025 in unvested or vested PIUs, in lieu of cash, as follows:

Named Executive Officer	Percentage of Bonus Subject to Election	Profits Interest Units (#)[(1)]
Andrew P. Power	100%	25,750[(2)]
Matthew Mercier	50%	2,964[(3)]
Jeannie Lee	90%	5,324[(2)]

(1) The PIUs were granted to our named executive officers on March 13, 2026.
(2) Reflects a value equal to 125% of the annual incentive bonus amount subject to the election. 50% of the award will vest on each of the first two anniversaries of the grant date, subject to the named executive officer's continued service through the applicable vesting date.
(3) Reflects a value equal to 100% of the annual incentive bonus amount subject to the election, with 100% of the award vested upon issuance.

Long-Term Incentive Compensation

In 2025, we granted long-term incentive awards to our named executive officers consisting of PIUs under our 2014 Plan. A core principle of our compensation philosophy is ensuring that a significant portion of the compensation paid to named executive officers should be closely aligned with our performance on both a short-term and long-term basis. While our annual incentive bonus program rewards positive short-term performance, equity participation in the form of long-term incentive awards creates a vital long-term partnership between named executive officers and stockholders. This approach encourages high performance, promotes accountability and ensures that the interests of the named executive officers aligns with the interests of our stockholders by linking a significant portion of executive compensation directly to total returns to stockholders.

The Talent and Compensation Committee determines long-term incentive awards based on several factors, including the named executive officer's total compensation package, roles and responsibilities within our Company, performance and significant accomplishments, company financial and operating performance and competitive market benchmarks applicable to each named executive officer's position and functional responsibilities.

2025 Long-Term Incentive Awards

PIUs may be issued to eligible participants, including our named executive officers, for the performance of services to or for the benefit of our Operating Partnership.

In 2025, we awarded long-term incentives to all named executive officers, consisting of both time-vesting PIUs and performance-vesting Class D Units.

Additional details of our 2025 long-term equity incentive program are set forth below:

Feature	2025 Long-Term Equity Incentive Program
Award Composition:	A mixture of performance-based and time-based awards were granted to our named executive officers in 2025 as follows: • President & CEO: 60% performance-based + 40% time-based • All other named executive officers: 50% performance-based + 50% time-based
Performance Period:	Three years
Performance Criteria:	Performance-based awards were granted equally (50% each) between two types of performance criteria: • Total stockholder return over the performance period measured relative to the MSCI US REIT Index (RMS) • Average Same Store Cash NOI growth rate over the performance period
Vesting of target base units based on satisfaction of performance condition:	• Less than threshold: 0% • At threshold: 50% • At target: 100% • At maximum: 200%
Time vesting of equity awards that performance vest:	50% on the February 27th that immediately follows the end of the three-year performance period and 50% one year later
Time vesting of equity awards that time vest only:	25% per year over a four-year period

Vesting of our performance-based long-term incentive awards is illustrated below:


50% Vesting
50% Vesting
Performance Measurement Period (3 years)
Vesting Period
Award Date
Year 1
Year 2
Year 3
Year 4
Measurement Date

Performance-Based Long-Term Incentive Awards

In 2025, the Talent and Compensation Committee granted two performance-based long-term incentive awards to each of our named executive officers, consisting of Class D Units. Our named executive officers' 2025 equity awards are set forth below in the "Grants of Plan-Based Awards" table.

Relative Total Stockholder Return Awards

The first type of performance-based long-term incentive award granted to our named executive officers is subject to performance-based vesting on a multi-year performance period, subject to the named executive officer's continued service. Performance is measured based on our total stockholder return (TSR) relative to the MSCI US REIT Index (RMS) over a period of three years commencing on January 1, 2025 and ending on December 31, 2027 or, if earlier, ending on the date on which a change in control of the Company occurs (as defined in the 2014 Plan) (the Performance Period).

Each award of Class D Units includes a number of "base units" that are subject to performance-based vesting. Vesting is based on the difference between the Company's TSR percentage and the TSR percentage of the RMS (the MSCI Index Relative Performance). In the event that the MSCI Index Relative Performance during the Performance Period is achieved at the "threshold," "target" or "maximum" level as set forth below, the award will become performance-vested with respect to the percentage of target base units set forth below:

	Below Threshold	Threshold	Target	Maximum
MSCI Index Relative Performance	< -500 bps	-500 bps	0 bps	+500 bps
Performance Vesting Percentage	0%	50%	100%	200%

If the MSCI Index Relative Performance falls between the levels specified above, the performance-vesting percentage will be determined using straight-line linear interpolation between such levels. We set the "threshold," "target" and "maximum" levels for the performance-based awards to be in line with the "threshold," "target" and "maximum" performance thresholds used by our peer group companies, as recommended by our compensation consultant.

Same Store Cash NOI Growth Awards

The second type of performance-based long-term incentive award granted to our named executive officers is subject to attainment of Same Store Cash NOI growth over the Performance Period. In the event the Company achieves Same Store Cash NOI growth at the end of the Performance Period at the "threshold," "target" or "maximum" level, the award will become performance-vested with respect to 50%, 100% or 200%, respectively, of the percentage of target base units granted. If the Same Store Cash NOI actually attained falls between these levels, the performance-vesting percentage will be determined using straight-line linear interpolation between such levels. If the Company's Same Store Cash NOI growth at the end of the Performance Period is below the threshold level, 0% of the base units will performance vest.

Distributions and Distribution Equivalent Units

The PIUs (other than performance-based Class D Units that have not performance vested), whether vested or not, receive the same quarterly per-unit distributions as common units in our Operating Partnership, which equal the per-share dividends on our Common Stock. Class D Units that have not performance vested generally receive quarterly per-unit distributions equal to ten percent of the distributions made with respect to an equivalent number of common units in our Operating Partnership.

With respect to each award of Class D Units, an additional number of Class D Units subject to the award (referred to as the Distribution Equivalent Units (DEUs)) having a value equal to the dividends declared during the Performance Period in

respect of the shares of our Common Stock corresponding to the base units that become performance vested (less any actual distributions made with respect to such units) will vest in full as of the completion of the Performance Period. For purposes of calculating the number of DEUs, the dividend amount will be adjusted (plus or minus) to reflect the gain or loss on such amount had the dividends been reinvested in shares of our Common Stock on the applicable dividend payment dates. Any DEUs that do not become vested and earned will be cancelled and forfeited upon the completion of the Performance Period.

Performance-Vesting and Time-Vesting

Following the completion of the Performance Period, the 2014 Plan administrator will determine the number of Class D Units (and corresponding DEUs) that have become performance-vested.

Following the completion of the Performance Period, any Class D units that have become performance vested will vest as follows, subject to the named executive officer's continued service through each applicable vesting date: 50% on February 27, 2028 and 50% on February 27, 2029. DEUs will vest in full as of the completion of the Performance Period and will not be subject to additional time vesting requirements.

Impact of a Change in Control and a Termination of Service

For a description of the treatment of the awards upon certain qualifying terminations of service or upon a change in control of the Company, please see "Potential Payments upon Termination or Change in Control" below.

Time-Based Long-Term Incentive Awards

In 2025, the Talent and Compensation Committee granted time-based long-term incentive awards to all of our named executive officers consisting of PIUs. Our named executive officers' 2025 equity awards are set forth below in the "Grants of Plan-Based Awards" table.

The time-based long-term incentive awards generally vest 25% per year over a four-year period, subject to the named executive officer's continued service through the applicable vesting date. Except as otherwise described below, any long-term incentive awards that have not vested as of the date on which a named executive officer's service terminates for any reason will be cancelled and forfeited by the named executive officer.

For a description of the treatment of the time-based long-term incentive awards upon certain qualifying terminations of service or upon a change in control of the Company, please see "Potential Payments upon Termination or Change in Control" below.

2023 Performance Award Results

The performance condition for the performance-based Class D Unit awards granted to each of our named executive officers in 2023, which were eligible to performance-vest based on the Company's MSCI Index Relative Performance for the three-year performance period ended December 31, 2025, achieved above the "maximum" level of performance (i.e., 200% of target). The Class D Units that satisfied the performance condition are subject to an additional time-vesting condition as follows, subject to the named executive officer's continued service through the applicable vesting date: 50% vested on February 27, 2026 and 50% will vest on February 27, 2027.

The performance condition for the Same Store NOI awards granted to each of our named executive officers in 2023, which were eligible to performance-vest based on the Company's Same Store NOI growth for the three-year performance period ended December 31, 2025, achieved above the "maximum" level of performance (i.e., 200% of target). The Class D Units that satisfied the performance condition are subject to an additional time-vesting condition as follows, subject to the named executive officer's continued service through the applicable vesting date: 50% vested on February 27, 2026 and 50% will vest on February 27, 2027.

Carried Interest Plan

Overview

On August 27, 2025, the Board approved the Carried Interest Plan, pursuant to which certain of our employees, including our named executive officers, are eligible to receive awards with respect to certain strategic capital ventures of the Company, Digital Realty Trust, L.P, Digital Services, Inc. and their subsidiaries (each, a Designated Vehicle).

The Carried Interest Plan is designed to attract, retain and motivate high-performing talent in a competitive market. It reinforces a strong pay-for-performance philosophy by linking compensation directly to the long-term value created within the applicable Designated Vehicles of the Company. There is no payout under the Carried Interest Plan unless applicable performance hurdles are met, aligning management's interests with those of the Company's

strategic capital partners and our stockholders, given the Company's position as general partner within the strategic capital ventures.

The Talent and Compensation Committee retains oversight of awards granted under the Carried Interest Plan, including the authority to review and approve participation, allocations and payouts to ensure alignment with performance outcomes, risk considerations, and overall compensation objectives.

Employees who directly or indirectly provide services to or for the benefit of a Designated Vehicle are generally eligible to receive awards under the Carried Interest Plan, which consist of carried interest awards or appreciation interest awards:

- *Carried Interest Awards*. Awards of carried interests under the Carried Interest Plan consist of a carried interest percentage or promote percentage in a carry vehicle or other special purpose entity relating to one or more Designated Vehicles (a carry vehicle). The carry vehicle holds the right to receive a portion of the carried interest or promote distributions generated from each of the Designated Vehicles. When a carry vehicle receives, directly or indirectly, a distribution of the carried interest or promote (the date of the distribution, a Carried Interest Payment Date), the carry vehicle will distribute the net proceeds to participants holding fully vested carried interest awards in accordance with the Carried Interest Plan and applicable award agreement. The carried interest awards are intended to be treated as "profits interests" for U.S. federal income tax purposes.
- *Appreciation Interest Awards*. Awards of appreciation interests are notional interests granted under the Carried Interest Plan that track the value of a corresponding carried interest award.

In no event will more than 50% of the aggregate carried interest or promote distributions made with respect to any carry vehicle be paid to participants in respect of awards in such carry vehicle under the Carried Interest Plan.

In addition, awards under the Carried Interest Plan are subject to clawback or repayment pursuant to the Company's clawback policy (to the extent applicable), in the event of a breach of any applicable restrictive covenants, or otherwise pursuant to the governing documents of the applicable carry vehicle and/or Designated Vehicles.

Initial Awards under Carried Interest Plan

In connection with the adoption of the Carried Interest Plan, on August 27, 2025 and November 4, 2025, we granted our named executive officers awards (collectively, the Initial Awards) consisting of carried interest percentages and promote percentages in certain carry vehicles. The Initial Awards are intended to constitute "profits interests" in the applicable carry vehicle. In determining the amounts and terms of the Initial Awards, the Talent and Compensation Committee considered several factors, including the applicable named executive officer's role within our Company, responsibilities with respect to the applicable Designated Vehicle and performance. None of our named executive officers have been granted or hold appreciation interest awards under the Carried Interest Plan.

Vesting. The Initial Awards vest upon the satisfaction of both a service condition and a performance condition:

- The service condition will be satisfied with respect to 25% of the award on each of the first four annual anniversaries of the applicable vesting commencement date, subject to the executive's continued service through the applicable service vesting date.
- The performance condition will be satisfied with respect to 100% of the award on the first Carried Interest Payment Date on which the applicable performance hurdles for the Designated Vehicle are satisfied (the Initial Carried Interest Payment Date).

In the event that the performance condition is satisfied prior to the full satisfaction of the service condition, the service condition will accelerate and be deemed fully satisfied upon the date the performance condition is satisfied, subject to the executive's continued service through such date.

For a description of the treatment of the Initial Awards upon certain qualifying terminations of service or upon a change in control of the Company, please see "Potential Payments upon Termination or Change in Control" below.

Payouts under the Carried Interest Plan are made only if applicable performance hurdles set forth in Designated Vehicle documentation are achieved. These performance hurdles reflect rigorous, market-based standards negotiated with third-party investors, and are generally expected to be attained (if at all) within six to ten years. Since vesting and payout of the awards under the Carried Interest Plan depend on long-term investment performance, market conditions, and the timing of realizations, payments to participants are inherently performance-based, subject to significant variability, and may not be realized for several years, if at all.

Payment. To the extent fully vested, the Initial Awards will be entitled to cash distributions of the carried interest or promote from the applicable carry vehicle on any Carried Interest Payment Date that occurs with respect to the carry vehicle to which the award relates.

Individual Payment Limit. Payments made in any one calendar year in respect of awards held by any named executive officer participating in the Carried Interest Plan are capped at three times the sum of his or her annual base salary rate,

target annual bonus and target annual equity award value at the time of payment (or, if he or she is not employed on the payment date, three times his or her annual base salary rate, target annual bonus and target annual equity award value as of the day immediately prior to the date on which his or her employment terminated). The limit helps mitigate the potential for excessive payouts and maintain balance with the core compensation program.

The Initial Awards of carried interest and promote percentages granted to Messrs. Power and Mercier and Ms. Lee with respect to each carry vehicle relating to the Designated Vehicles are set forth in the table below.

Name	Carried Interest Percentage/Promote Percentage
Andrew P. Power	4.5%
Matthew Mercier	1.5%
Jeannie Lee	0.5%

Severance and Change in Control Benefits

In 2025, we were party to an employment agreement with Mr. Power and Executive Severance Agreements (Severance Agreements) with Mr. Mercier and Ms. Lee. The employment agreement and Severance Agreements include severance and change in control benefits, among other things. Additionally, the time-based and performance-based long-term incentive awards granted to our named executive officers contain certain severance and change in control provisions as described below under the caption "Potential Payments upon Termination or Change in Control."

The terms of these severance and change in control arrangements are described below in more detail under the caption "Potential Payments upon Termination or Change in Control." We provide these benefits to our named executive officers to give them the personal security and stability necessary for them to focus on the performance of their duties and responsibilities to us and to encourage retention through a potential change in control.

Perquisites

We generally provide our named executive officers with perquisites and other personal benefits that apply uniformly to all of our employees. The Talent and Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers. In 2025, we provided the named executive officers with basic life insurance, medical, dental, vision and disability insurance benefits, for which our named executive officers were charged the same rates as all other employees, 401(k) matching funds, health savings account employer contributions and parking, as applicable. We offer our named executive officers financial and tax planning benefits, which Mr. Power and Ms. Lee used during 2025; there was a cost to us of $17,775 for each of those two named executive officers associated with such use.

Subject to certain limitations, all of our employees, including our named executive officers, may make contributions to eligible charitable organizations and, under our Matching Gifts Program, the Company will match the contributions up to $5,000 for each of our employees, including our named executive officers. If a named executive officer is traveling on business utilizing a private aircraft, then, in compliance with the Company's policy and to the extent there are available seats on the aircraft, family members, including a spouse, dependent children or other guests may accompany the named executive officer. In 2025, spouses, children and/or guests of some of the named executive officers accompanied them on certain business-related flights at no incremental cost to the Company. Other than these standard benefits, we do not provide any other perquisites.

Clawback Policy

Effective October 2, 2023, we adopted the Company's Policy for Recovery of Erroneously Awarded Compensation in compliance with the SEC rules and NYSE listing standards regarding clawback policies. The policy provides that in the event the Company is required to prepare an accounting restatement, the Company shall recover, reasonably promptly, any erroneously awarded incentive-based compensation (i.e., compensation that is granted, earned or vested based in whole or in part on the attainment of one or more financial reporting measures) from current and former executive officers of the Company, unless the Talent and Compensation Committee determines that recovery from the relevant officer would be impracticable.

Equity Grant Practices

We do not grant equity awards in anticipation of material, nonpublic information or time the release of material, non-public information based on equity award grants, vesting events or sale events. We have not granted new awards of stock options, stock appreciation rights or similar option-like arrangements since 2007 and currently have no plans to do so. During 2025, we did not grant equity awards to our named executive officers during the four business days prior to or one business day following our periodic reports or following the filing or furnishing of a Current Report on Form 8-K that disclosed material nonpublic information. We did not time the disclosure of material nonpublic information for the purpose of affecting the value of long-term incentive grants to our named executive officers in 2025.

2026 Compensation

In November and December 2025, the Talent and Compensation Committee approved the following components of 2026 compensation for Messrs. Power and Mercier and Ms. Lee:

2026 Salary and Bonus Levels

		Annual Bonus as a % of 2026 Salary		
Name	**2026 Salary**	**Threshold**	**Target**	**Maximum**
Andrew P. Power	$ 1,000,000	100%	200%	400%
Matthew Mercier	650,000	60%	120%	240%
Jeannie Lee	530,000	50%	100%	200%

Tax and Accounting Considerations

Internal Revenue Code Section 162(m)

When reviewing compensation matters, the Talent and Compensation Committee considers the anticipated tax consequences to us (and, when relevant, to our executive officers) of the various payments under our compensation programs. Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code) generally disallows a tax deduction for any publicly held corporation for individual compensation of more than $1.0 million in any taxable year to certain executive officers.

We believe that we qualify as a REIT under the Code and generally are not subject to federal income taxes, provided that we distribute to our stockholders at least 100% of our taxable income each year. As a result, we do not expect that the payment of compensation which is not deductible due to Section 162(m) of the Code will have a material adverse federal income tax consequence to us, provided we distribute at least 100% of our taxable income each year. The Talent and Compensation Committee has not historically limited executive compensation to the amount deductible under Section 162(m) of the Code and may in the future approve compensation even if such compensation is not deductible by us.

ASC Topic 718

Accounting Standards Codification Topic 718, Compensation—Stock Compensation (ASC Topic 718) requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock-based compensation are accounted for under ASC Topic 718. The Talent and Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to equity compensation awards. As accounting standards change, we may revise certain programs to appropriately align the cost of our equity awards with our overall executive compensation philosophy and objectives.

Talent and Compensation Committee Report*

The Talent and Compensation Committee of the Board of Directors (the "Board") of Digital Realty Trust, Inc., a Maryland corporation (the "Company"), has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K set forth in the Company's Proxy Statement with management. Based on such review and discussions with management, the Talent and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Kevin J. Kennedy, *Chair*
Afshin Mohebbi
Mark R. Patterson
Mary Hogan Preusse
Susan Swanezy

Talent and Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2025, Messrs. Kennedy, Mohebbi, and Patterson and Mses. Hogan Preusse and Swanezy served as members of our Talent and Compensation Committee. None of the members of our Talent and Compensation Committee is currently, or has been, an officer or employee of our Company. No interlocking relationships exist currently or existed in the last completed fiscal year.

* The material in this report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company or the Operating Partnership under the Securities Act or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the named executive officers for the years ended December 31, 2025, 2024 and 2023 (other than for Ms. Lee, who was not a named executive officer in 2023).

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name and Principal Position	**Year**	**Salary ($)[1]**	**Bonus ($)**	**Stock Awards ($)[2]**	**Non-Equity Incentive Plan Compensation ($)[3]**	**All Other Compensation ($)[4]**	**Total ($)**
Andrew P. Power President & Chief Executive Officer	2025	978,846		14,174,684	3,700,000	2,217,967	21,071,498
	2024	879,231		11,214,278	2,857,500	1,303,105	16,254,113
	2023	802,308	200,000	8,952,335	1,610,000	790,917	12,355,560
Matthew Mercier Chief Financial Officer	2025	594,711		3,899,846	1,065,000	379,730	5,939,288
	2024	549,038		2,363,356	908,500	112,249	3,933,143
	2023	444,519	—	1,499,823	486,563	73,131	2,504,036
Jeannie Lee Executive Vice President, General Counsel and Secretary	2025	494,712		2,115,922	850,000	296,563	3,757,196
	2024	464,615		1,759,343	750,500	180,772	3,155,231

(1) Amounts in this column represent actual base salary paid to each named executive officer, which may vary from the annual base salary rate for such named executive officer.

(2) Amounts in this column include the full grant date fair value of long-term incentive awards granted during the applicable fiscal year in accordance with ASC Topic 718. For additional information on the valuation assumptions for 2025, refer to Note 15 to the Company's and Operating Partnership's consolidated financial statements for the fiscal year ended December 31, 2025, included in the Company's and Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 2025.

The amounts shown in this column (e) for 2025 for Mr. Power and Ms. Lee also include the incremental value (25% premium) associated with their elections to receive 100% and 90%, respectively, of their annual incentive bonuses in the form of unvested PIUs, in lieu of cash, pursuant to the Equity Election Program. The values of such PIUs were determined in accordance with ASC Topic 718. The amounts shown in this column (e) for 2025 also include the grant date fair value of the performance-based long-term incentive awards granted in January 2025 (i) based on a Monte Carlo simulation model for the market-based performance condition to which such long-term incentive awards tied to TSR are subject, and (ii) based on the probable outcome of the financial performance condition to which such long-term incentive awards tied to NOI are subject, which is target level performance, based on the financial performance metric and calculated based on the fair market value of the Company's common stock on the grant date. These long-term incentive awards are subject to achievement of the performance conditions as described in the section above entitled "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2025 Long-Term Incentive Awards." The grant date fair value of the long-term incentive awards based on the NOI financial performance condition, assuming maximum performance, would be as follows: Mr. Power, $7,949,704; Mr. Mercier: $1,949,921; and Ms. Lee: $962,193.

(3) The amounts in this column represent performance-based annual incentive awards that were earned during the specified year and paid in the following year. See "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation" for a discussion of each named executive officer's actual bonus relative to his target bonus for 2025. Mr. Power and Ms. Lee elected to receive 100% and 90%, respectively, of their annual incentive bonus for 2025 in the form of unvested PIUs, in lieu of cash, under the Equity Election Program. The 25% premium value associated with such unvested PIUs is reflected in column (e). Mr. Mercier elected to receive 50% of his annual incentive bonus for 2025 in fully-vested PIUs.

(4) The following table sets forth the amount of each other item of compensation paid to, or on behalf of, our named executive officers in 2025 included in the "All Other Compensation" column:

Name	Insurance Premiums[(a)] ($)	Distributions/ Dividend Equivalents/ DEUs[(b)] ($)	Retirement Match[(c)] ($)	Financial and Tax Planning[(d)] ($)	Other[(e)] ($)	Total ($)
Andrew P. Power	540	2,178,471	14,000	17,775	7,781	2,217,967
Matthew Mercier	540	363,690	14,000	-	1,500	379,730
Jeannie Lee	534	262,754	14,000	17,775	1,500	296,563

(a) Includes basic life insurance premiums.

(b) Includes distributions and Dividend Equivalents paid on unvested long-term incentive awards, including performance-based awards that have satisfied the applicable performance condition and remain subject to time-based vesting. Excludes distributions paid on vested long-term incentive awards. Also includes, for all named executive officers, the value of the DEUs that vested with respect to performance-vested Class D Units for the performance period ended December 31, 2025 (using the closing price of our Common Stock on December 31, 2025 of $154.71 per share), paid in the form of PIUs.

(c) Includes 401(k) matching funds.

(d) Financial and tax planning benefits offered to named executive officers.

(e) Includes health savings account employer contributions, gym membership fees and matching donations under our Matching Gifts Program, as applicable.

Grants of Plan-Based Awards

The following table provides information concerning payouts under plan-based awards granted, earned or awarded during 2025 to each of our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)[3]	($)[4]
Andrew P. Power		1,000,000	2,000,000[5]	4,000,000	—	—	—	—	—
President & Chief Executive Officer	1/1/2025	—	—	—	—	—	—	29,887	5,299,862
	1/1/2025	—	—	—	9,500	18,999	37,998	—	3,974,971
	1/1/2025	—	—	—	11,208	22,415	44,830	—	3,974,852
	—[6]	—	—	—	—	—	—	5,150	925,000
Matthew Mercier		300,000	600,000[5]	1,200,000	—	—	—	—	—
Chief Financial Officer	1/1/2025	—	—	—	—	—	—	10,996	1,949,921
	1/1/2025	—	—	—	2,330	4,660	9,320	—	974,965
	1/1/2025	—	—	—	2,749	5,498	10,996	—	974,960
Jeannie Lee		250,000	500,000[5]	1,000,000	—	—	—	—	—
Executive Vice President, General Counsel and Secretary	1/1/2025	—	—	—	—	—	—	5,427	962,370
	1/1/2025	—	—	—	1,150	2,300	4,600	—	481,206
	1/1/2025	—	—	—	1,357	2,713	5,426	—	481,096
	—[6]	—	—	—	—	—	—	1,065	191,250

(1) Represents annual incentive bonus awards at the threshold, target and maximum amounts based on 2025 base salaries. See the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" for actual 2025 bonuses earned based on 2025 performance and which were paid in 2026.

(2) Represents performance-based Class D Units for our named executive officers awarded in 2025. Indicated threshold, target and maximum amounts correspond to the number of units that would be earned in the event that specified threshold, target and maximum levels, respectively, were achieved. These amounts exclude DEUs which vest upon the conclusion of the applicable performance period. For more information on 2025 long-term incentive awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2025 Long-Term Incentive Awards."

(3) Represents time-based long-term incentive awards, consisting of PIUs for our named executive officers awarded in 2025, including, for Mr. Power, and Ms. Lee, the number of incremental unvested PIUs granted in March 2026 in connection with Mr. Power and Ms. Lee electing to receive 100%, and 90%, respectively, of their 2025 annual incentive bonuses in the form of unvested PIUs (in each case, with a 25% premium value) under the Equity Election Program. For more information on the 2025 long-term incentive awards, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2025 Long-Term Incentive Awards" and "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation—Equity in Lieu of Annual Cash Bonuses."

(4) Represents the full grant date fair value of performance-based and time-based long-term incentive awards granted to each of our named executive officers during 2025 and the incremental value of unvested PIUs received in connection with Mr. Power and Ms. Lee electing to receive 100% and 90%, respectively, of their 2025 annual incentive bonuses in the form of unvested PIUs (in each case, with a 25% premium value), in lieu of cash, under the Equity Election Program, in each case, in accordance with ASC Topic 718. For additional information on the valuation assumptions, refer to Note 15 to the Company's and the Operating Partnership's consolidated financial statements for the fiscal year ended December 31, 2025, included in the Company's and the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 2025. The amounts shown include the grant date fair value of performance-based long-term incentive awards (i) granted in January 2025 based on the probable outcome of the market-based performance condition to which such long-term incentive awards are subject, which is target level performance, based on a Monte Carlo simulation model and calculated in accordance with ASC Topic 718, and (ii) granted January 2025 based on the probable outcome of the financial performance condition to which such long-term incentive awards are subject, which is target level performance based on financial goals and calculated based on the fair market value of the Company's Common Stock on the grant date. These long-term incentive awards are subject to achievement of the performance conditions described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2025 Long-Term Incentive Awards."

(5) Represents target annual incentive bonus awards under our annual incentive program for 2025. Actual annual incentive bonus awards are based on 2025 base salary actually paid.

(6) Represents the incremental number of unvested PIUs for Mr. Power and Ms. Lee granted in March 2026 in connection with Mr. Power and Ms. Lee electing to receive 100% and 90%, respectively, of their 2025 annual incentive bonuses in the form of unvested PIUs (in each case, with a 25% premium value), in lieu of cash, under the Equity Election Program. For more information on these unvested PIUs, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation—Equity in Lieu of Annual Cash Bonuses".

Narrative Disclosure to Compensation Tables

Employment and Severance Agreements

In 2025, we were party to an employment agreement (as amended, the Employment Agreement) with Mr. Power and Severance Agreements with Mr. Mercier and Ms. Lee. The material terms of the Employment Agreement and Severance Agreements are described below.

Employment Agreements

The initial term under the Employment Agreement with Mr. Power ended on December 31, 2025. Upon expiration of the initial term, the term of the Employment Agreement was automatically extended for one year through December 31, 2026 and, thereafter, will automatically be extended for successive one-year periods, unless either the Company or Mr. Power provides notice of such party's intention not to renew the term not less than 60 days prior to the expiration of the then-current term.

Pursuant to the terms of the Employment Agreement, Mr. Power's annual base salary is subject to increase, but not decrease, in the discretion of the Talent and Compensation Committee. Please see "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Base Salary" for Mr. Power's 2025 annual base salary.

The Employment Agreement also provides that Mr. Power is eligible to earn an annual incentive bonus based on the satisfaction of performance criteria established in accordance with the terms of the Company's annual incentive bonus plan. Under the Employment Agreement, Mr. Power's 2025 target and maximum bonus opportunities are equal to 200% and 400%, respectively, of his base salary.

Please see "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive Compensation" for additional information regarding our annual incentive bonus program.

The Employment Agreement provides that Mr. Power is eligible to participate in all incentive, savings and retirement plans, practices, policies and programs, and medical and other group welfare plan coverage provided to similarly situated executives.

In addition, Mr. Power's Employment Agreement provides that any award agreement evidencing an equity-based award, including any award of PIUs of our Operating Partnership, granted to Mr. Power on or after the date of the Employment Agreement shall be in a form that is no less favorable than the form of award agreement then-used by the Company for equity-based awards granted to similarly situated executives of the Company generally (subject to certain exceptions set forth in the Employment Agreement).

The Employment Agreement provides for certain severance payments and benefits on a qualifying termination of employment, as described below under "Potential Payments upon Termination or Change in Control."

The Employment Agreement also references confidentiality covenants by Mr. Power which apply indefinitely and other restrictive covenants that include employee and customer non-solicitation obligations that are effective during employment with the Company and for a period of two years following termination, and non-competition obligations that are effective during employment with the Company and for a period of one year following termination.

Severance Agreements

Each of the Severance Agreements has a term that is currently scheduled to end on December 31, 2026 and, thereafter, the term of each Severance Agreement will automatically be extended for successive one-year periods unless either the Company or the named executive officer provides notice of such party's intention not to renew the term not less than 60 days prior to the expiration of the then-current term. In the event that a change in control of the Company occurs during the term of the Severance Agreement, the term will be extended automatically through the second anniversary of the date of such change in control.

The Severance Agreements with Mr. Mercier and Ms. Lee provide for certain severance payments and benefits on qualifying terminations of employment, as described below under "Potential Payments upon Termination or Change in Control." In addition, the Severance Agreements provide that in the event of the applicable named executive officer's retirement, he or she will enter into a consulting agreement with us pursuant to which he or she will provide us with support on matters that would normally involve the position and role last held by him or her prior to such retirement, as well as litigation support and senior client relationship management services.

The Severance Agreements reference confidentiality covenants which apply indefinitely and other restrictive covenants that include non-solicitation and non-competition obligations both during employment with the Company and for a limited period of time following termination.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning the outstanding equity awards held by our named executive officers as of December 31, 2025. Certain of these awards are subject to accelerated vesting provisions in connection with a qualifying termination of employment, including in connection with a change in control of the Company, as described in "Potential Payments Upon Termination or Change in Control" below.

		Stock Awards			
Name	**Grant Date**	**Number of Shares or Units of Stock That Have Not Vested (#)[1]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[2]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]**
Andrew P. Power President & Chief Executive Officer	1/1/2022[4]	2,118	327,676	—	—
	1/1/2022[5]	7,154	1,106,795	—	—
	1/1/2023[6]	16,954	2,622,953	—	—
	1/1/2023[7]	21,207	3,280,935	—	—
	4/8/2023[8]	28,043	4,338,533	—	—
	1/1/2024[9]	23,406	3,621,142	—	—
	1/1/2024[10]	—	—	39,742	6,148,485
	1/1/2024[11]	—	—	46,812	7,242,285
	3/15/2024[12]	8,031	1,242,476	—	—
	1/1/2025[13]	29,887	4,623,818	—	—
	1/1/2025[14]	—	—	18,999	2,939,335
	1/1/2025[15]	—	—	44,830	6,935,649
	3/14/2025[16]	24,041	3,719,383	—	—
Matthew Mercier Chief Financial Officer	1/1/2022[5]	572	88,494	—	—
	2/27/2022[17]	12	1,857	—	—
	1/1/2023[6]	3,212	496,929	—	—
	1/1/2023[7]	3,118	482,386	—	—
	4/8/2023[8]	4,124	638,024	—	—
	1/1/2024[9]	6,270	970,032	—	—
	1/1/2024[10]	—	—	7,096	1,097,822
	1/1/2024[11]	—	—	8,358	1,293,066
	1/1/2025[13]	10,996	1,701,191	—	—
	1/1/2025[14]	—	—	4,660	720,949
	1/1/2025[15]	—	—	10,996	1,701,191
	3/14/2025[16]	3,821	591,147	—	—

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Jeannie Lee	1/1/2022[4]	566	87,566	—	—
Executive Vice President, General Counsel and Secretary	1/1/2022[5]	1,432	221,545	—	—
	1/1/2023[6]	2,492	385,537	—	—
	1/1/2023[7]	2,079	321,642	—	—
	4/8/2023[8]	2,749	425,298	—	—
	1/1/2024[9]	4,458	689,697	—	—
	1/1/2024[10]	—	—	5,046	780,667
	1/1/2024[11]	—	—	5,944	919,596
	3/15/2024[12]	2,039	315,454	—	—
	1/1/2025[13]	5,427	839,611	—	—
	1/1/2025[14]	—	—	2,300	355,833
	1/1/2025[15]	—	—	5,426	839,456
	3/14/2025[16]	5,367	830,329	—	—

(1) Represents long-term incentive awards, including PIUs, which are (a) time-based awards subject to time-vesting, and vest in installments over periods of approximately two to four years, following the grant date and (b) performance-based awards that have met the performance condition and remain subject to time-vesting following completion of the applicable performance period.

(2) Amounts shown were determined based on multiplying the number of shares or units shown in the table by the per share closing market price of our Common Stock on December 31, 2025 (the last trading day of our last completed fiscal year) of $154.71 per share.

(3) Represents performance-based long-term incentive awards, including Class D Units that are subject to achievement of the performance conditions described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentive Compensation—2025 Long-Term Incentive Awards".

(4) Time-based long-term incentive awards of PIUs that vested on February 27, 2023 (25%), February 27, 2024 (25%), February 27, 2025 (25%) and February 27, 2026 (25%).

(5) Performance-based long-term incentive awards of Class D Units that performance-vested based on the Company's performance relative to the MSCI US REIT Index during the performance period from January 1, 2022 to December 31, 2024. Performance-based long-term incentive awards that satisfied the performance condition vested on February 27, 2025 (50%) and February 27, 2026 (50%).

(6) Time-based long-term incentive awards of PIUs that vested on February 27, 2024 (25%), February 27, 2025 (25%) and February 27, 2026 (25%) and will vest on February 27, 2027 (25%), subject to the executive officer's continued service through the applicable vesting date.

(7) Performance-based long-term incentive awards of Class D Units that vest based on the Company's performance relative to the MSCI US REIT Index during the performance period from January 1, 2023 to December 31, 2025. Performance-based long-term incentive awards that satisfied the performance condition vested on February 27, 2026 (50%) and will vest on February 27, 2027 (50%), subject to the executive officer's continued service through the applicable vesting date.

(8) Performance-based long-term incentive awards of Class D Units that vest based on the growth in Same Store Cash NOI during the performance period from January 1, 2023 to December 31, 2025. Performance-based long-term incentive awards that satisfied the performance condition vested on February 27, 2026 (50%) and will vest February 27, 2027 (50%), subject to the executive officer's continued service through the applicable vesting date.

(9) Time-based long-term incentive awards of PIUs that vested on February 27, 2025 (25%) and February 27, 2026 (25%) and will vest on February 27, 2027 (25%) and February 27, 2028 (25%), subject to the executive officer's continued service through the applicable vesting date.

(10) Performance-based long-term incentive awards of Class D Units that vest based on the Company's performance relative to the MSCI US REIT Index during the performance period from January 1, 2024 to December 31, 2026. Performance-based long-term incentive awards that satisfy the performance condition will vest on February 27, 2027 (50%) and February 27, 2028 (50%), subject to the executive officer's continued service through the applicable vesting date. Amounts shown are based on the Company's achievement of the maximum level of performance.

(11) Performance-based long-term incentive awards of Class D Units that vest based on the growth in Same Store Cash NOI during the performance period from January 1, 2024 to December 31, 2026. Performance-based long-term incentive awards that satisfy the performance condition will vest on February 27, 2027 (50%) and February 27, 2028 (50%), subject to the executive officer's continued service through the applicable vesting date. Amounts shown are based on the Company's achievement of the maximum level of performance.

(12) Time-based long-term incentive awards of PIUs that vested on February 27, 2025 (50%) and on February 27, 2026 (50%). These units were granted to the named executive officer in connection with the named executive officer's election to receive a percentage of their 2023 annual incentive bonus in the form of unvested PIUs (with a 25% premium value), in lieu of cash, under the Equity Election Program.

(13) Time-based long-term incentive awards of PIUs that vested on February 27, 2026 (25%) and will vest in equal amounts (25%) on each of February 27, 2027, February 27, 2028, and February 27, 2029, subject to the executive officer's continued service through the applicable vesting date.

(14) Performance-based long-term incentive awards of Class D Units that vest based on the Company's performance relative to the MSCI US REIT Index during the performance period from January 1, 2025 to December 31, 2027. Performance-based long-term incentive awards that satisfy the performance condition will vest on February 27, 2028 (50%) and February 27, 2029 (50%), subject to the executive officer's continued service through the applicable vesting date. Amounts shown are based on the Company's achievement of the target level of performance.

(15) Performance-based long-term incentive awards of Class D Units that vest based on the growth in Same Store Cash NOI during the performance period from January 1, 2025 to December 31, 2027. Performance-based long-term incentive awards that satisfy the performance condition will vest on February 27, 2028 (50%) and February 27, 2029 (50%), subject to the executive officer's continued service through the applicable vesting date. Amounts shown are based on the Company's achievement of the maximum level of performance.

(16) Time-based long-term incentive awards of PIUs that vested on February 27, 2026 (50%) and will vest on February 27, 2027 (50%). These units were granted to the named executive officer in connection with the named executive officer's election to receive a percentage of their 2024 annual incentive bonus in the form of unvested PIUs (with a 25% premium value), in lieu of cash, under the Equity Election Program.

(17) Time-based long-term incentive awards of PIUs that vest in equal quarterly installments over a four-year period beginning on May 27, 2022, subject to Mr. Mercier's continued service through the applicable vesting date.

Each of Mr. Power and Ms. Lee elected to receive 100% and 90%, respectively, of his or her annual incentive bonus for 2025 in the form of unvested PIUs (with a 25% premium value). Mr. Mercier elected to receive 50% of his annual incentive bonus for 2025 in the form of vested PIUs. Such PIUs were not granted until March 2026 after their final 2025 annual incentive bonus amounts were determined and are, therefore, not reflected in the table above.

Option Exercises and Stock Vested

The following table provides the number of shares of our Common Stock subject to equity awards, including PIUs and RSUs, which vested during 2025, and the value realized by our named executive officers on vesting.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[(1)]**
Andrew P. Power President & Chief Executive Officer	62,261	9,731,852
Matthew Mercier Chief Financial Officer	7,389	1,159,558
Jeannie Lee Executive Vice President, General Counsel and Secretary	10,884	1,708,612

(1) Value realized on vesting of long-term incentive units is calculated based on the per share closing market price of our Common Stock on the vesting dates of such units, assuming those units were exchanged for Common Stock and sold on that date.

Deferred Compensation Plan

We maintain the Digital Realty Trust, Inc. Deferred Compensation Plan (as amended, the Deferred Compensation Plan), under which eligible employees, including our named executive officers, were, prior to the deferral freeze that took effect on January 1, 2024 (as discussed below) permitted to defer receipt of up to 100% of their base salary, bonus and/or commissions earned on or after January 1, 2014. No named executive officers contributed to or participated in our Deferred Compensation Plan during 2025.

The amounts deferred under the Deferred Compensation Plan are deemed to be invested in investment alternatives chosen by the participant from a range of choices established by our Talent and Compensation Committee. The balances of participant accounts are adjusted to reflect the gains or losses that would have been obtained if the participant contributions had actually been invested in the applicable investment alternatives.

Prior to the deferral freeze, participants were eligible to defer the distribution of their account balances until the occurrence of a specified future date or event, including: (i) a future year specified by the participant, (ii) the participant's termination of employment, (iii) the participant's death or disability, or (iv) a change in control of the Company. Participants were also eligible to elect whether to receive distributions of their account balances in a single lump-sum amount or in annual installments to be paid over a period of two to ten years. In addition, if a participant elected to receive a distribution of their account balance upon a termination of employment, the participant could elect whether their distributions will be made or commence, as applicable, in the second through tenth calendar years following such termination of employment (a Post-Separation Election).

Payment of a participant's account will be made or commence, as applicable, as follows: (i) in the case of a specified year, on the Company's first regular payroll date to occur during the month of July (the Payment Date) of the year specified by the participant, (ii) in the case of a termination of employment, on the Payment Date occurring during the year immediately following such termination of employment or, if the participant has made a Post-Separation Election, on the Payment Date occurring during the second through tenth year (as applicable) following such termination of employment, (iii) in the case of death or disability, on the Payment Date occurring during the year immediately following such death or disability, as applicable, or (iv) in the case of a change in control of the Company, as soon as possible following the change in control. If a participant selected more than one distribution event, payments will be made or commence, as applicable, on the earliest selected distribution event to occur.

The Deferred Compensation Plan is administered by our Talent and Compensation Committee, which has the authority to appoint or delegate the administration of the plan to another individual or sub-committee. The Deferred Compensation Plan is an unfunded plan for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. A "rabbi trust" has been established to satisfy our obligations under the Deferred Compensation Plan.

On November 6, 2023, our Board froze the ability of eligible employees to further defer compensation under the Deferred Compensation Plan, such that, from and after January 1, 2024, no further deferrals of compensation earned in respect of periods commencing on or after such date have been or may be made under the Deferred Compensation Plan (the "deferral freeze"). Except with respect to the deferral freeze, all other terms of the Deferred Compensation Plan remain in full force and effect.

Potential Payments upon Termination or Change in Control

Our named executive officers are entitled to severance payments and benefits upon qualifying terminations of employment, including in connection with a "change in control" of the Company, pursuant to the terms of their respective Employment Agreement or Severance Agreements (as applicable), as summarized below. The description below summarizes the severance terms of the Employment Agreement or Severance Agreement in effect for each named executive officer as of December 31, 2025.

Employment Agreement

Under the Employment Agreement with Mr. Power, upon a termination of employment by us without "cause" or by Mr. Power for "good reason" (each as defined in the Employment Agreement), then, subject to his execution and non-revocation of a general release of claims and his continued compliance with applicable restrictive covenants, he will be entitled to receive:

(i) a lump-sum severance payment within 30 days after the date of such termination in an amount equal to (A) two times (or if such termination occurs within 12 months after a change in control of the Company (as defined in the 2014 Plan), three times) the sum of his then-current annual base salary and his target annual bonus for the fiscal year in which the termination date occurs, plus (B) a prorated portion of his target annual bonus for the partial fiscal year in which the termination date occurs (the stub year bonus), plus (C) if the termination occurs after a fiscal year-end but before annual bonuses are paid or determined for such preceding fiscal year, an amount equal to such unpaid bonus (if any), if determined, or the target bonus if such annual bonuses have not yet been determined (in either case, the prior year bonus);

(ii) Company-subsidized healthcare coverage for up to 18 months following such termination;

(iii) outplacement services for 12 months following such termination; and

(iv) any long-term incentive awards that are held by Mr. Power will be treated as provided in the applicable award agreements.

The Employment Agreement further provides that upon a termination of Mr. Power's employment due to his death or disability, he will be entitled to receive a lump-sum severance payment within 30 days after the date of such termination in an amount equal to the sum of (i) his then-current annual base salary, (ii) his target annual bonus for the year of termination, (iii) the stub year bonus and (iv) the prior year bonus, if any. Any outstanding equity-based awards held by Mr. Power will be treated as provided in his applicable award agreements.

In the event of Mr. Power's retirement, any outstanding equity-based awards held by Mr. Power will be treated as provided in his applicable award agreements.

In addition, Mr. Power's Employment Agreement provides that, to the extent that any payment or benefit received in connection with a change in control would be subject to an excise tax under Section 4999 of the Code, such payments and/or benefits will be subject to a "best pay cap" reduction if such reduction would result in a greater net after-tax benefit to the named executive officer than receiving the full amount of such payments.

Severance Agreements

The Severance Agreements with Mr. Mercier and Ms. Lee provide that if the named executive officer's employment is terminated without "cause" or by the applicable named executive officer for "good reason" or due to their death or "disability" (each as defined in the applicable Severance Agreement), then, subject to their execution and non-revocation of a general release of claims and their continued compliance with applicable restrictive covenants, the named executive officer will become eligible to receive:

(i) a lump-sum severance payment within 60 days after the date of such termination in an amount equal to (A) one times (or, if such termination occurs 60 days before or two years after a change in control, two times) the sum of their then-current annual base salary and their target annual bonus for the fiscal year in which the termination date occurs, plus (B) the stub year bonus, plus (C) the prior year bonus, if any;

(ii) Company-subsidized healthcare coverage for up to 12 months following termination;

(iii) upon a termination by the Company without cause or by the named executive officer for good reason only, Company-paid outplacement services for 12 months following their termination; and

(iv) any outstanding Company equity-based awards then-held by the named executive officer will be treated as provided in the applicable Company equity incentive plans and award agreements.

Under the Severance Agreements, in the event of any of Mr. Mercier's or Ms. Lee's retirement (as defined in the applicable Severance Agreement), then, subject to the applicable named executive officer's execution and non-revocation of a general release of claims and entrance into a consulting agreement (as defined in the applicable Severance Agreement) with the Company (pursuant to which they will provide support on matters that would normally involve their position and role, as well as litigation support and senior client relationship management services to the Company), they will be entitled to receive Company-paid healthcare coverage for up to 12 months following retirement and their outstanding equity-based awards will continue to vest during the term of the consulting agreement.

Each Severance Agreement also provides that, to the extent that any payment or benefit received in connection with a change in control would be subject to an excise tax under Section 4999 of the Code, such payments and/or benefits will be subject to a "best pay cap" reduction if such reduction would result in a greater net after-tax benefit to the named executive officer than receiving the full amount of such payments.

Performance-Based Long-Term Incentive Awards

The terms of the performance-based Class D Unit awards granted to our named executive officers provide that, in the event of a change in control of the Company, all then-outstanding Performance Vested Units (including any Class D Units) that become Performance Vested Units in connection with the change in control) will vest in full as of the date of the change in control, subject to the named executive officer's continued service until immediately prior to the change in control. For purposes of this discussion, Performance Vested Units means the number of performance vested Class D Units as determined by the 2014 Plan administrator following the applicable performance period.

If Mr. Mercier's or Ms. Lee's service terminates due to disability or, with respect to Mr. Power, due to such named executive officer's death or disability, prior to the completion of the applicable performance period, the award will remain outstanding and eligible to performance vest in accordance with the regular performance vesting schedule applicable to such award, and any Class D Units that become Performance Vested Units will be fully vested as of the completion of the applicable performance period.

Any Class D Units that do not become fully vested will be cancelled and forfeited upon the completion of the applicable performance period.

For Mr. Mercier and Ms. Lee, if such named executive officer's service terminates due to death prior to the completion of the applicable performance period, then (i) if such termination occurs on or prior to the second anniversary of the applicable grant date, the award will vest in full with respect to the number of units which would have become Performance Vested Units, in accordance with the regular performance vesting schedule applicable to such award, had the applicable performance condition been achieved at the "target" level; and (ii) if such termination occurs after the second anniversary of the applicable grant date, the award will remain outstanding and eligible to performance vest in accordance with the performance vesting schedule described above, and any Class D Units that become Performance Vested Units will be fully vested as of the completion of the applicable performance period. Any Class D Units that do not become fully vested in accordance with the forgoing will be cancelled and forfeited upon the completion of the applicable performance period.

If a named executive officer's service is terminated by the Company or an affiliate thereof other than for "cause" or by the named executive officer for "good reason" or, with respect to Mr. Power (except as otherwise noted), in the event of such named executive officer's "retirement" (each such term as defined in the applicable award agreement), in any case, prior to the completion of the applicable performance period (and in the case of "retirement", to the extent that following retirement such named executive officer continues to provide services to the Company as a consultant to the Company), the award will remain outstanding and eligible to performance vest in accordance with the regular performance vesting schedule applicable to such award, and the number of Class D Units that become Performance Vested Units and will be fully vested upon the completion of the applicable performance period will be determined on a pro rata basis, based on the number of days that the named executive officer was employed (and in the case of "retirement", serving as a consultant) during the applicable performance period. Any Class D Units that do not become fully vested will be cancelled and forfeited upon the completion of the applicable performance period.

For Mr. Mercier and Ms. Lee and with respect to certain awards held by Mr. Power, in the event of such named executive officer's "retirement" (as defined in the applicable award agreement) prior to the completion of the applicable performance period, if the Company either (A) fails to offer the named executive officer a consulting agreement (as defined in the applicable award agreement) immediately following the named executive officer's retirement, or (B) enters into a consulting agreement with the named executive officer and then terminates both the consulting agreement and the consulting relationship established thereby without "cause" (as defined in the consulting agreement) the award will remain outstanding and eligible to performance vest in accordance with the performance vesting schedule described above, and any Class D Units that become Performance Vested Units as of the completion of the applicable performance period will be fully vested at such time. Any Class D Units that do not become fully vested will be cancelled and forfeited upon the completion of the applicable performance period.

If a named executive officer's service is terminated due to the named executive officer's death or disability, by the Company or an affiliate thereof other than for cause, by the named executive officer for good reason or due to the named executive officer's retirement, in any case, after the completion of the applicable performance period, any Performance Vested Units held by such named executive officer that remain subject to time-based vesting will vest in full upon such termination.

Time-Based Long-Term Incentive Awards

The terms of the time-based PIU awards granted to our named executive officers provide that, if a named executive officer's service is terminated by the Company or an affiliate thereof other than for "cause" or by the named executive officer for "good reason" (each such term as defined in the applicable award agreement), then subject to the named executive officer's timely execution of a general release of claims, the award will vest with respect to the number of time-based PIUs which would have become vested during the 12–month period immediately following the date of such termination had the named executive officer remained continuously employed through such period. If such termination occurs upon or within the 12–month period following a change in control of the Company, then subject to the executive officer's timely execution of a general release of claims, the time-based PIU awards will vest in full.

If a named executive officer's service terminates due to death or disability, the time-based PIU awards will vest in full upon such termination. For Mr. Mercier and Ms. Lee and with respect to certain awards held by Mr. Power, in the event of such named executive officer's "retirement" (as defined in the applicable award agreement), if the Company either (A) fails to offer the named executive officer a consulting agreement (as defined in the applicable award agreement) immediately following the named executive officer's retirement, or (B) enters into a consulting agreement with the named executive officer and thereafter terminates both the consulting agreement and the consulting relationship established thereby without "cause" (as defined in the applicable consulting agreement), subject to the named executive officer's timely execution and non-revocation of a general release of claims, the time-based PIU awards will vest in full.

Carried Interest Plan Awards

The Carried Interest Plan provides that, except as otherwise described below, any awards granted under the Carried Interest Plan that have not fully vested as of the date on which a named executive officer's service terminates for any reason will be cancelled and forfeited.

If a named executive officer's service is terminated by the Company or an affiliate thereof without "cause," by the named executive officer for "good reason" or due to such named executive officer's "retirement" (each such term as defined in the Carried Interest Plan), in any case, prior to any award satisfying the service condition in full, then, subject to the applicable executive officer's timely execution of a general release of claims, a pro rata portion of award will satisfy the service condition based on the number of days that the named executive officer was employed or provided services to the Company and its affiliates during the applicable service-vesting period.

If a named executive officer's service is terminated due to his or her death or disability, the award will satisfy the service condition in full (to the extent not then-satisfied) on the date of such termination.

Any portion of an award that has satisfied the service condition as of the date of a named executive officer's termination of service (after taking into consideration any accelerated satisfaction of the service condition that may occur in connection with such termination), will remain outstanding and eligible to satisfy the performance condition and become fully vested upon the applicable Initial Carried Interest Payment Date.

If a named executive officer experiences a qualifying termination on or within 12 months following a "change in control" of the Company (as defined in the 2014 Plan or any successor plan thereto), the plan administrator may determine, in its sole discretion, whether to accelerate the vesting or payment (in whole or in part) of any award.

Estimated Potential Payments

The following table sets forth estimates of the payments that would be made to our named executive officers in the event that a qualifying termination of employment and/or a change in control occurs, assuming that the triggering event took place on December 31, 2025. Amounts shown do not include (i) accrued but unpaid base salary through the date of termination or (ii) other benefits earned or accrued by our named executive officers during their employment that are available to all salaried employees.

Name and Principal Position	Without Cause or for Good Reason (without Change in Control)(1)	Death or Disability(2)	Without Cause or Good Reason (with Change in Control)(3)	Occurrence of Change in Control(4)(5)	Retirement(6)
Andrew P. Power, President & Chief Executive Officer(7)					
Severance Payment	$ 8,000,000	$ 5,000,000	$ 11,000,000	$ —	$ —
Unvested PIUs(8)	32,424,934	41,478,060	41,478,060	25,320,612	—
Health Insurance	32,950	—	32,950	—	—
Matthew Mercier Chief Financial Officer(7)					
Severance Payment	$ 1,800,000	$ 1,800,000	$ 3,000,000	$ —	$ —
Unvested PIUs(8)	5,680,100	8,146,719	8,146,719	4,385,564	—
Health Insurance	21,967	—	21,967	—	—
Jeannie Lee Executive Vice President, General Counsel and Secretary(7)					
Severance Payment	$ 1,500,000	$ 1,500,000	$ 2,500,000	$ —	$ —
Unvested PIUs(8)	4,507,282	6,204,722	6,204,722	3,056,528	—
Health Insurance	21,967	—	21,967	—	—

(1) Performance-based equity awards that are subject to completion of the applicable three-year performance period are reflected: (a) assuming the actual level of the performance condition as of December 31, 2025 for each such award and (b) prorated for the portion of the three-year performance period completed as of December 31, 2025. For unvested time-based equity awards, includes the portion of the award that would have become vested in the 12 months after December 31, 2025. Severance payment assumes stub year bonus is not prorated.

(2) With respect to long-term incentive awards, amounts represent the value associated with the accelerated vesting of such awards upon a termination of employment due to the named executive officer's death or disability or, for Mr. Mercier and Ms. Lee, a termination of employment due to the named executive officer's disability. Upon a termination of employment due to death, the value associated with the accelerated vesting of such awards would be $7,737,047 for Mr. Mercier and $5,742,371 for Ms. Lee.

(3) Performance-based equity awards that are subject to completion of the applicable three-year performance period are reflected assuming achievement at the actual level of the performance condition as of December 31, 2025 for each such award. Unvested time-based equity awards will vest in full.

(4) The amounts payable that are reflected in this column with respect to the acceleration of each named executive officer's equity awards will only be paid once upon the occurrence of a change in control and not again in the event of a subsequent termination of employment.

(5) Performance-based equity awards that are subject to completion of the applicable three-year performance period are reflected assuming achievement at the actual level of the performance condition as of December 31, 2025 for each such award. Unvested time-based equity awards will not vest.

(6) None of our named executive officers were entitled to receive retirement benefits under the Employment Agreement or the Severance Agreements, as applicable, as of December 31, 2025. For a summary of the payments and benefits such named executive officers would become entitled to receive upon retirement, please see "—Employment Agreement" and "—Severance Agreements" above.

(7) Each of the Employment Agreement and the Severance Agreements provides for outplacement counseling services for a period of 12 months following a termination without cause or for good reason, which we estimate to be a cost of approximately $16,500 per named executive officer.

(8) The treatment of unvested equity awards is set forth in the Employment Agreement, the Severance Agreements or in the applicable equity award agreements, as applicable, with our named executive officers.

With respect to the Carried Interest Awards, the amounts payable are not currently subject to reasonable estimation given that such amounts depend on multiple factors that remain unknown, including timing of realization of the underlying investments. For a description of the treatment of Carried Interest Awards upon a termination of service or change in control of the Company, please see "Potential Payments Upon Termination or Change in Control – Carried Interest Plan Awards" above.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of our median employee to the annual total compensation of Mr. Power, our President & Chief Executive Officer (CEO) as of December 31, 2025. We consider the pay ratio specified below to be a reasonable estimate, calculated in a manner that is intended to be consistent with the requirements of Item 402(u) of Regulation S-K.

As of December 31, 2025, our last completed fiscal year:

- the annual total compensation of the employee who represented our median compensated employee (excluding, from such determination, our CEO) was $121,174; and
- the annual total compensation of our CEO, as reported in the Summary Compensation Table above, was $21,071,498.

Based on this information, for 2025, the annual total compensation of our CEO was approximately 174 times the annual total compensation of our median employee (excluding, from such determination, our CEO).

Determining the Median Employee

There has been no change in our employee population or employee compensation that we believe would significantly impact our CEO pay ratio for 2025. Accordingly, as permitted by Item 402(u) of Regulation S-K, we used the same median employee identified in 2024 to calculate our 2025 CEO pay ratio.

To identify our median employee, the Company used our employee population data as of December 31, 2024. As of such date, our employee population consisted of approximately 3,996 full- and part-time individuals, with approximately 44% of these individuals located in the United States. For purposes of determining the Company's median employee, the Company included all non-U.S. employees.

To identify the median employee from our employee population, we used salary, bonus (including commissions) plus equity compensation (as reflected in our payroll and HR system records) actually paid or earned during 2024. In identifying the median employee, we annualized base pay of all permanent employees who were new hires in 2024 or on leave of absence in 2024 and we did not make any cost-of-living adjustments. Earnings of our employees outside the U.S. were converted to U.S. dollars using exchange rates as of December 31, 2024.

The employee used for purposes of calculating the ratio of the annual total compensation of the employee who represents our median compensated employee (excluding, from such determination, our CEO) to the annual total compensation of our CEO is a full-time employee located in the United States.

Our median employee's annual total compensation in 2025 was calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column for 2025 in our Summary Compensation Table included in this Proxy Statement.

Pay Versus Performance Disclosure

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and our named executive officers other than our PEOs ("Non-PEO NEOs") and Company performance for the fiscal years listed below. The Talent and Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for Former PEO[(1)] ($)	Summary Compensation Table Total for Current PEO[(1)] ($)	Compensation Actually Paid to Former PEO[(1)(2)(3)] ($)	Compensation Actually Paid to Current PEO[(1)(2)(3)] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[(1)] ($)	Average Compensation Actually Paid to Non-PEO NEOs[(1)(2)(3)] ($)	Value of Initial Fixed $100 Investment based on:[(4)] TSR ($)	Peer Group TSR ($)	Net Income ($ Thousands)	Core FFO Per Share[(5)] ($)
2025	—	21,071,498	—	21,541,551	4,848,242	4,811,018	131.91	137.53	1,313,165	7.39
2024	—	16,254,113	—	28,035,729	3,544,187	5,679,475	146.72	133.59	588,327	6.71
2023	—	12,355,560	—	22,300,154	3,688,215	6,285,640	107.97	122.84	950,312	6.59
2022	23,695,471	6,835,895	(14,083,891)	(6,498,305)	4,415,342	(1,811,344)	77.17	108.00	380,325	6.70
2021	17,139,601	—	30,533,169	—	6,067,449	7,770,066	130.66	143.06	1,747,412	6.53

(1) A. William Stein was our PEO from November 24, 2014 to December 13, 2022 ("Former PEO"). Andrew P. Power has been our PEO since December 13, 2022 ("Current PEO"). The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2021	2022	2023	2024 - 2025
Andrew P. Power	Gregory Wright	Matthew Mercier	Matthew Mercier
Gregory S. Wright	Corey J. Dyer	Gregory S. Wright	Jeannie Lee
Corey J. Dyer	Christopher Sharp	Corey J. Dyer	
David C. Ruberg		Christopher Sharp	
		Cindy Fiedelman	

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the Current PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table for the Current PEO and the average for the non-PEO NEOs.

Year	Summary Compensation Table Total for Current PEO ($)	Exclusion of Stock Awards for Current PEO ($)	Inclusion of Equity Values for Current PEO ($)	Compensation Actually Paid to Current PEO ($)
2025	21,071,498	(14,174,684)	14,644,737	21,541,551

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	4,848,242	(3,007,884)	2,970,660	4,811,018

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Current PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Current PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Current PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Current PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Current PEO ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Current PEO ($)	Total - Inclusion of Equity Values for Current PEO ($)
2025	14,691,535	1,016,841	—	(1,063,639)	—	—	14,644,737

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2025	3,158,204	(29,328)	—	(158,216)	—	—	2,970,660

(4) The Peer Group TSR set forth in this table utilizes the MSCI US REIT Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2025. The comparison assumes $100 was invested for the period starting December 31, 2020, through the end of the listed year in the Company and in the MSCI US REIT Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Core FFO per share ("Core FFO Per Share") to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our Current PEO and Non-PEO NEOs in 2025. Core FFO Per Share may not have been the most important financial performance measure for prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years. Core FFO Per Share is a non-GAAP metric. A reconciliation of net income to FFO and FFO to Core FFO Per Share is available in Appendix 1 of this Proxy Statement.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and TSR and Cumulative TSR comparison

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years. The chart also compares the Company's TSR to that of the MSCI US REIT Index over the same period.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus TSR


Compensation Actually Paid ($ Millions)
35
30
25
20
15
10
5
0
-5
-10
-15
-20
TSR (12/31/2020 Indexed to $100)
$150
$100
$50
$0
100.00
100.00
30.5
143.06
130.66
7.8
108.00
77.17
-14.1
-6.5
-1.8
22.3
122.84
107.97
6.3
28.0
146.72
133.59
5.7
21.5
137.53
131.91
4.8
2020
2021
2022
2023
2024
2025
Fiscal Year
A. William Stein Compensation Actually Paid
Average Non-PEO NEO Compensation Actually Paid
MSCI US REIT Index TSR
Andrew P. Power Compensation Actually Paid
Digital Realty Trust, Inc. TSR

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus Net Income


Compensation Actually Paid ($ Millions)
35
30
25
20
15
10
5
0
-5
-10
-15
-20
Net Income ($ Thousands)
$2,000,000
$1,550,000
$1,100,000
$650,000
$200,000
-$250,000
-$700,000
-$1,150,000
30.5
1,747,412
7.8
380,325
-14.1
-6.5
-1.8
22.3
950,312
6.3
28.0
588,327
5.7
21.4
1,313,165
4.8
2021
2022
2023
2024
2025
Fiscal Year
A. William Stein Compensation Actually Paid
Average Non-PEO NEO Compensation Actually Paid
Andrew P. Power Compensation Actually Paid
Digital Realty Trust, Inc. Net Income

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Core FFO Per Share

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Core FFO Per Share during the five most recently completed fiscal years. Core FFO Per Share is a non-GAAP metric. A reconciliation of net income to FFO and FFO to Core FFO Per Share is available in Appendix 1 of this Proxy Statement.


PEO and Average Non-PEO NEO Compensation Actually Paid
Versus Core FFO Per Share
Compensation Actually Paid ($ Millions)
35
30
25
20
15
10
5
0
-5
-10
-15
-20
Core FFO Per Share
$7
$6
$5
$4
$3
$2
$1
$0
-$1
-$2
-$3
-$4
-$5
30.5
7.8
6.5
-14.1
-6.5
-1.8
6.7
22.3
6.3
6.6
28.0
5.7
6.7
21.4
4.8
7.4
2021
2022
2023
2024
2025
Fiscal Year
A. William Stein Compensation Actually Paid
Average Non-PEO NEO Compensation Actually Paid
Andrew P. Power Compensation Actually Paid
Core FFO Per Share

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our Current PEO and Non-PEO NEOs for 2025 to Company performance. The measures in this table are not ranked.

Core FFO Per Share
Net Income from Operations
Relative TSR

Director Compensation

We use a combination of cash and equity-based incentive compensation to attract and retain qualified non-employee directors to serve on our Board. In setting non-employee director compensation, we consider the significant amount of time that directors spend in fulfilling their duties to our Company as well as the skill level we require of members of our Board.

Cash Compensation

The following tables show the annual cash retainers and Board committee fees for our non-employee directors under our director compensation program in 2025.

Annual Cash Retainers for Non-Employee Directors	Annual Fee
Board Member[(1)]	$ 85,000
Board Chair[(2)]	$ 50,000

(1) Effective January 1, 2026, the annual cash retainer for service as a Board member increased from $85,000 to $95,000.
(2) In addition to the Board Member annual cash base retainer.

	Annual Fee	
Board Committee Fees	**Chair**	**Member**
Audit Committee	$ 35,000	$ 20,000
Talent and Compensation Committee	$ 30,000	$ 15,000
Nominating and Corporate Governance Committee	$ 25,000[(1)]	$ 15,000

(1) Effective January 1, 2026, the annual fee for service as the Nominating and Corporate Governance Committee Chair increased from $25,000 to $30,000.

Director Election Program

We maintain a program pursuant to which non-employee directors may elect to receive all or a portion of their cash retainers and committee fees otherwise payable in cash in any combination of (i) cash or (ii) fully-vested PIUs of our Operating Partnership, having a value (based on the Company's closing share price on the date of grant) equal to 100% of the cash retainer and committee fee amounts subject to the election. Under this program, the following non-employee directors elected to receive fully-vested PIUs in lieu of their 2025 cash retainers.

Director	Percent of Annual Fee	Profits Interest Units (#)
VeraLinn Jamieson	100%	622
William G. LaPerch	100%	809
Susan Swanezy	50%	317

Equity Compensation

For 2025, the Company's 2014 Plan provided for formulaic grants of long-term incentive units to non-employee directors as follows:

- Pro Rata Grant. Each person who first becomes a non-employee director on a date other than the date of an annual meeting of stockholders will be granted, on the date of such person first becoming a non-employee director, a number of long-term incentive units equal to the product of (A) the quotient obtained by dividing (x) $230,000 by (y) the fair market value of a share of Common Stock on such date, multiplied by (B) the quotient obtained by dividing (x) 12 minus the number of whole months that have elapsed since the immediately preceding annual meeting of stockholders by (y) 12. In addition to the foregoing pro-rata grant, if applicable, each person who first becomes the Board Chair on a date other than the date of an annual meeting of stockholders will be granted, on the date of such person first becoming the Board Chair, a number of long-term incentive units equal to the product of (A) the quotient obtained by dividing (x) $100,000 by (y) the fair market value of a share of Common Stock on such date, multiplied by (B) the quotient obtained by dividing (x) 12 minus the number of whole months that have elapsed since the immediately preceding annual meeting of stockholders by (y) 12. The awards will vest in full on the earlier of (i) the first anniversary of the date of grant or (ii) the day before the date of the next annual meeting of stockholders following the date of grant, subject to the director's continued service with the Company until the applicable vesting date.
- Annual Grant. Each person who first becomes a non-employee director at an annual meeting of stockholders and each person who otherwise continues to be a non-employee director immediately following such annual meeting will be granted, on the date of such annual meeting, a number of long-term incentive units equal to the quotient obtained by dividing (x) $230,000 by (y) the fair market value of a share of Common Stock on the date of such annual meeting. In addition to the foregoing annual grant, each person who first becomes Board Chair at an annual meeting of stockholders or such person who otherwise continues to be the Board Chair immediately following such annual meeting will be granted, on the date of such annual meeting, a number of long-term incentive units equal to the quotient obtained by dividing (x) $100,000 by (y) the fair market value of a share of Common Stock on the date of such annual meeting. A director who is also an employee of the Company who subsequently incurs a termination of employment and remains on the Board will not receive a pro-rata grant, but, to the extent such director is otherwise eligible, will receive annual grants after such termination of such director's status as an employee. The awards will vest in full on the earlier of (i) the first anniversary of the date of grant or (ii) the day before the date of the next annual meeting of stockholders following the date of grant, subject to the director's continued service with the Company until the applicable vesting date.

Each non-employee director may elect in advance to receive in lieu of their annual long-term incentive unit award an equivalent number of shares in the form of restricted stock, subject to the same vesting schedule as described for the pro rata grant and annual grant of long-term incentive units. If a non-employee director does not qualify as an "accredited investor" within the meaning of Regulation D of the Securities Act on the date of any grant of long-term incentive units to such director, then the director will not receive such grant of long-term incentive units, and in lieu thereof will automatically be granted an equivalent number of shares in the form of restricted stock, subject to the same vesting schedule as described for the pro rata grant and annual grant of long-term incentive units.

In November 2025, in connection with changes to our director compensation program, the Board increased the annual equity award amount for non-employee directors from $230,000 to $245,000, effective as of the date of the 2026 Annual Meeting of Stockholders.

Other

Subject to certain limitations, our directors may make contributions to eligible charitable organizations and, under our Matching Gifts Program, the Company will match the contributions up to $5,000 for each director.

Director Compensation

The table below summarizes the compensation we paid to our non-employee directors during the year ended December 31, 2025:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
Mary Hogan Preusse	150,000	329,983	479,983
VeraLinn Jamieson	99,665(4)	229,892	329,557
Kevin J. Kennedy	130,000	229,892	359,892
William G. LaPerch	129,627(4)	229,892	359,519
Jean F.H.P. Mandeville	105,000	229,892	334,892
Afshin Mohebbi	135,000	229,892	364,892
Mark R. Patterson	115,000	229,892	344,892
Susan Swanezy	101,794(4)	229,892	331,686

(1) As of December 31, 2025, the members of the Audit Committee were Messrs. Mohebbi (Chair), LaPerch and Mandeville, the members of the Talent and Compensation Committee were Messrs. Kennedy (Chair), Mohebbi and Patterson and Mses. Hogan Preusse and Swanezy and the members of the Nominating and Corporate Governance Committee were Messrs. LaPerch (Chair), Kennedy and Patterson and Ms. Jamieson. Mr. Bolze was elected to the Board and Audit Committee on January 1, 2026 and is not included in this section.

(2) The amounts in this column represent the full grant date fair value of annual grants of long-term incentive units and restricted stock (in the case of Mr. Mandeville) granted on June 6, 2025 in accordance with ASC Topic 718. For additional information on the valuation assumptions for 2025, refer to Note 15 to the Company's and Operating Partnership's consolidated financial statements for the fiscal year ended December 31, 2025, included in the Company's and Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 2025.

(3) The aggregate number of unvested long-term incentive units or restricted stock (in the case of Mr. Mandeville) held by each of our non-employee directors as of December 31, 2025 is set forth in the table below:

Mary Hogan Preusse	1,866
VeraLinn Jamieson	1,300
Kevin J. Kennedy	1,300
William G. LaPerch	1,300
Jean F.H.P. Mandeville	1,300
Afshin Mohebbi	1,300
Mark R. Patterson	1,300
Susan Swanezy	1,300

(4) The amounts shown include the value associated with the directors' election to receive fully vested PIUs in lieu of all or a portion of their 2025 cash retainers, under the Director Equity Election Program.

Stock Ownership Guidelines

The Company maintains Stock Ownership Guidelines for the directors and certain officers of the Company, as described below:

	CEO	CEO's Direct Reports[1]	Certain Other Executive Officers	Non-employee Directors
Ownership Guidelines by Position	**6.0x** base salary	**3.0x** base salary	**1.5x** base salary	**5.0x** value of cash retainer/fees paid in prior year

(1) Includes all named executive officers (other than the CEO).

Directors and officers subject to the Stock Ownership Guidelines are required to meet the applicable ownership levels within five years after first becoming subject to the Stock Ownership Guidelines. All directors and officers subject to the Stock Ownership Guidelines are in compliance.

Insider Trading Policy and Procedures

We have adopted an insider trading policy which governs the purchase, sale and other disposition of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of this policy has been filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Anti-Hedging and Anti-Pledging Policy

Directors and executive officers may not directly or indirectly engage in capital transactions intended to hedge or offset the market value of Company stock owned by them. Pledging the Company's securities as collateral to secure loans is also prohibited, unless approved in advance in writing by the Company's Securities Compliance Office. All of our directors and executive officers are in compliance with this policy.

Compensation Risk Assessment

The Company believes that our compensation policies and practices appropriately balance near-term performance with sustainable long-term value creation, and that they do not encourage unnecessary or excessive risk taking. In 2025, the Company's management conducted an extensive review of the design and operation of our compensation program and their findings were presented to the Talent and Compensation Committee. The review included an assessment of the level of risk associated with the various elements of compensation. Based on this review and assessment, the Company believes that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Equity Compensation Plans

The following table provides information with respect to shares of our Common Stock that may be issued under our existing equity compensation plans as of December 31, 2025.

	(a)	(b)	(c)	(d)
Plan Category	**Number of shares of Common Stock to be issued upon exercise of outstanding options**	**Weighted-average exercise price of outstanding options**	**Number of shares of Restricted Stock Units and Common Stock issuable upon redemption of outstanding long-term incentive units, Class C Units and Class D Units**[(1)]	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) and (c))**[(2)]
Equity compensation plans approved by stockholders[(3)]	N/A	N/A	3,737,577	3,541,493
Equity compensation plans not approved by stockholders	N/A	N/A	N/A	N/A

(1) The number of unvested full-value awards is 948,735. Full-value awards are comprised of RSUs and long-term incentive units (including Class D units).

(2) Includes shares available for future grants of stock options, RSUs and other stock-based awards and shares issuable upon redemption of long-term incentive units available to be granted under the 2014 Plan.

(3) Consists of our 2014 Plan, our First Amended and Restated Digital Realty Trust, Inc., Digital Services, Inc. and Digital Realty Trust, L.P. 2004 Incentive Award Plan, as amended, and the ESPP. As of December 31, 2025, there were 3,541,493 shares available for issuance under the ESPP and 1,010,400 shares subject to purchase during the purchase period that included December 31, 2025.

Proposal 3: Advisory Non-Binding Vote on Executive Compensation

Background

We are asking stockholders to vote upon a resolution to approve, on a non-binding, advisory basis, the compensation of our named executive officers as reported in this Proxy Statement (a Say-on-Pay vote).

Summary

At our 2025 Annual Meeting of Stockholders, our stockholders approved the compensation of our named executive officers, with approximately 87% of the votes cast in favor of the Say-on-Pay proposal. We believe this affirms our stockholders' support of our approach to executive compensation.

As described more fully in the Compensation Discussion and Analysis, or CD&A, section of this Proxy Statement, the compensation program for our named executive officers is designed to attract, retain and motivate experienced and talented executives who can help achieve the short-term and long-term performance goals of the Company designed to maximize stockholder value. The program seeks to align a significant portion of executive compensation with our performance on a short-term and long-term basis through a combination of annual base salaries, annual incentives through cash or, at the executive officer's election, equity-based bonuses and long-term incentives through equity-based compensation. The Talent and Compensation Committee consistently reviews our executive compensation program to ensure that it provides competitive pay opportunities.

Stockholders are urged to read the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation—Compensation Discussion and Analysis" in this Proxy Statement, which discuss how our executive compensation program policies and practices implement our compensation philosophy and contain tabular information and narrative discussion about the compensation of our named executive officers. Our Board and our Talent and Compensation Committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

Recommendation

The Board believes that the information provided above and within the CD&A section of this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure that management's interests are aligned with our stockholders' interests to support long-term value creation.

In accordance with Section 14A of the Exchange Act and the Board's determination to hold a Say-on-Pay vote on an annual basis, and as a matter of good corporate governance, we are asking stockholders to approve, on a non-binding, advisory basis, the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

This advisory resolution is non-binding on the Board. Although non-binding, the Board and the Talent and Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program. Unless the Board modifies its policy on the frequency of future Say-on-Pay votes, the next Say-on-Pay vote will be held at the 2027 Annual Meeting of Stockholders.

The affirmative vote of a majority of the votes cast at the Annual Meeting for the adoption of this resolution is required to approve, on a non-binding, advisory basis, the compensation of the named executive officers disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K under the Securities Act and the Exchange Act.

✓ THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL 3

Proposal 4: Stockholder Proposal Regarding Enhanced Water Risk Disclosure

The NorthStar Asset Management, Inc. Funded Pension Plan ("NorthStar"), PO Box 301840, Boston, MA 02130, and Proxy Impact, 5011 Esmond Ave., Richmond, CA 94805, on behalf of Broz Family Investments LLC, have advised the Company that they intend to jointly present the following stockholder proposal at the Annual Meeting. NorthStar has owned at least $2,000 worth of shares of the Company's securities for at least three years. Broz Family Investments LLC has owned at least $25,000 worth of shares of the Company's securities for at least one year. The exact number of the Company's securities that each stockholder owns will be provided to stockholders promptly upon receiving an oral or written request. If the stockholders or their qualified representatives are present at the Annual Meeting and properly submit the stockholder proposal for a vote, then the proposal will be voted on at the Annual Meeting. In accordance with federal securities laws, the proposal is presented below as submitted by the stockholders and is quoted verbatim. The Company disclaims all responsibility for the content of the proposal and the supporting statement, including other sources referenced in the supporting statement.

Enhanced Water Risk Disclosure

RESOLVED: Shareholders request that the Board of Directors annually disclose region-level metrics on Digital Realty's exposure to water-related risks and operational water intensity in water-stressed areas, at reasonable expense and excluding proprietary information, to enable investors to assess where the company's portfolio is most vulnerable to or exposed to water scarcity risks.

WHEREAS: Water is a material operational and strategic risk for Digital Realty ("DLR"), affecting business continuity, growth strategy, and long-term value creation. Approximately 32% of DLR's water consumption is sourced from regions experiencing high or extremely high-water stress, yet current reporting aggregates water risk, limiting investor insight into operations in water-stressed areas where risks are most material. DLR reports improvements in U.S. water usage effectiveness (WUE) and a global water use intensity (WUI) metric, but both offer limited visibility into local water risks. Water risk is site-specific, and efficiency gains in water-abundant regions do not offset vulnerabilities in drought-affected areas. Enhanced regional disclosure would give investors clearer insight into water risk exposure across DLR's highest water-stressed regions.

Although DLR emphasizes only 25% of DLR's operations use water-based cooling, this does not capture the water demands of future AI growth or its acquisition strategy. As of Q3 2025, AI accounted for 50% of bookings, and management expects "larger contiguous capacity blocks" to come online in 2026–2027, increasing energy and water demand. In acquisitions, DLR typically maintains existing cooling systems, which rely on water-based cooling. Without region-level disclosure, investors cannot fully assess operational vulnerabilities from AI growth and acquisitions in water-stressed regions.

Facilities in water-stressed regions face operational and regulatory risks, including potential loss of social license to operate. According to Data Center Water, "In Q2 2025 alone, an estimated $98 billion in projects were blocked or delayed…" due to community and stakeholder pushback. Regulatory scrutiny is also rising. DLR is among operators being investigated by senators over how their energy use contributes to rising electricity costs for communities. In the EU, where approximately 36% of DLR's data centers are located, regulators are proposing a water-use cap on data centers to safeguard against shortages.[2]

Peers provide more detailed water risk disclosure. Equinix issues annual Customer Water Reports detailing site-level WUE and total water withdrawal attributable to each customer.[3,4] CyrusOne reports annually the percentage of facilities in water-stressed regions that are net positive for water, offering investors measurable insight into risk management where scarcity is greatest.

2 https://go2.digitalrealty.com/rs/087-YZJ-646/images/Report_Digital_Realty_2024_Impact_Report.pdf

3 https://blog.equinix.com/blog/2024/09/19/how-data-centers-use-water-and-how-were-working-to-use-water-responsibly/#:~:text=As%20previously%20mentioned%2C%20balancing%20this,methods%20where%20local%20conditions%20allow:

4 https://www.equinix.com/content/dam/eqxcorp/en_us/documents/resources/infopapers/ip_customer_water_reports_en.pdf

Annual, regional level disclosure in water-stressed areas would provide investors clear insight into DLR's operational exposure and management of water-related risks where water scarcity is greatest. This transparency would enable investors to evaluate business resilience, anticipate potential operational or regulatory impacts, and assess long-term value creation.

Board of Directors' Statement in Opposition

Our Board has carefully considered this proposal and believes it is not in the best interests of the Company or its stockholders. Accordingly, our Board unanimously recommends a vote **AGAINST** this proposal. Digital Realty has maintained a long-standing focus on water conservation and responsible water use and has demonstrated meaningful improvements in water use intensity. The Company strives to limit and effectively manage water usage, particularly in high water stress regions, even as demand grows for Digital Realty's services. We believe that Digital Realty's existing disclosures regarding its water-related risks allow stockholders to make informed decisions regarding their investment in our company.

In 2013, Digital Realty adopted design standards that replaced high water usage evaporation systems with low consumption technologies, such as closed-loop condenser systems, air-cooled chillers, and waterless technologies. Today, three out of four facilities operate under these designs, reflecting our long-standing commitment to resource-efficient infrastructure. We do not believe that the growth opportunity in AI threatens this commitment because unlike traditional air-cooled chips, modern AI chips are cooled with a direct-to-chip approach, using a reusable liquid mixture (not water) to draw heat directly away from the chip. This liquid is substantially more efficient at dissipating heat and does not require evaporative cooling.

Even though the majority of our portfolio does not use evaporative cooling, we actively seek to further mitigate our overall water usage. We assess regions where water scarcity poses the greatest relative risk to our business, and we prioritize water conservation projects in those markets. In addition to dry cooling, we install high efficiency plumbing fixtures and locally adapted and drought tolerant landscaping, and we capture rainwater in certain water-constrained areas. As a result of our innovative water conservation and efficiency initiatives, our water use intensity declined by approximately 26% from 2020 to 2024.

Across our global portfolio, 42% of our total water is supplied by recycled, non-potable resources that also help minimize impacts on local communities' water supplies. In October 2024, we expanded this further, retrofitting an operating data center in northern California to use recycled water, reducing our potable water demand at this data center by more than 90%.

Within our industry, we were an early adopter of water-stress and water-risk evaluations to inform our approach to managing water-risk. Through these evaluations, we identified that only 2% of Digital Realty's data centers that use evaporative cooling systems, measured by megawatts of IT capacity, are located in areas of extremely high water stress. As evidence of Digital Realty's leadership on water conservation initiatives, our approach to measuring water-stress has since been emulated by other industry participants.

In order to further goals of water conservation, Digital Realty has partnered with Ecolab, the global leader in water, hygiene, and infection prevention solutions and services, to deploy an innovative AI-driven water conservation solution in 35 data centers. This initiative has the ability to identify real-time operational efficiencies in cooling systems and recommend actions for fast improvement. As this solution continues to scale, we believe it will drive up to a 15% reduction in water use, extend the life of our equipment, and avoid the withdrawal of up to 126 million gallons of potable water from local watersheds annually.

Our new data center designs follow leading green building design and construction standards, which require highly efficient plumbing fixtures and landscape irrigation, in addition to using locally adapted and drought tolerant landscaping. We have developed more than 1.5 gigawatts of data centers consistent with these green building standards since 2007.

For example, Digital Park Fechenheim, a 200-megawatt data center campus development in Frankfurt, Germany, is implementing a comprehensive approach to water stewardship, including air-cooled data center designs, infrastructure and site design to recharge groundwater, rainwater capture for irrigation, and an innovative heat reuse system to deliver a state-of-the-art campus with a minimal water footprint.

From our design and construction standards to our operational practices, we assess and actively manage our water footprint, and we are confident in our ability to meet the demands of AI while continuing to use water responsibly.

Digital Realty's water-free cooling data center design and significant investment in innovative water conservation and efficiency initiatives demonstrate the Company's ongoing commitment to minimizing water usage, particularly in high water stress regions, and ensure that our operations do not negatively impact water of local communities.

In addition, we already regularly report on our water conservation strategies, initiatives and progress, as well as our other sustainability efforts, in our annual Impact Report, which is available on our website. Our Impact Report provides transparency regarding our water consumption, including in areas of high or extremely high water-stress.

Considering our existing disclosures and the limited role water plays in the growth of our portfolio, we do not believe that producing the report requested by the proponents would add value for our stockholders, particularly given the significant amount of management time, effort, and expense such additional report would require. Accordingly, we believe the requested report is unnecessary and would divert valuable management time and resources from meeting and exceeding efficiency targets across our existing footprint.

✕ THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 4

Certain Relationships and Related Party Transactions

In evaluating the independence of the director nominees, the Board considered the following relationships and transactions.

In July 2023, we formed a joint venture with TPG Real Estate, and TPG Real Estate acquired an 80% interest in three stabilized hyperscale data center buildings in Northern Virginia that we contributed; Afshin Mohebbi serves as an advisor to TPG. In November 2023, Digital Realty and Realty Income Corporation established a joint venture to support the development of two build-to-suit data centers in Northern Virginia; Mary Hogan Preusse serves as a member of Realty Income's board of directors. In December 2023, Digital Realty and Blackstone Inc. announced a $7 billion joint venture to develop four hyperscale data center campuses across Frankfurt, Paris and Northern Virginia; William G. LaPerch and Stephen R. Bolze serve as advisors to Blackstone.

The Board reviewed and approved each of the foregoing transactions, and in each case determined that the transaction does not constitute a "related party transaction" requiring disclosure pursuant to Item 404(a) of Regulation S-K.

Review, Approval or Ratification of Transactions with Related Persons

Our Board or the appropriate committee of the Board reviews material transactions between us, the Operating Partnership and any of our directors or executive officers. Our Code of Business Conduct and Ethics provides that all employees and directors report conflicts of interest to the General Counsel. Directors are also subject to the conflict provisions set forth in our Corporate Governance Guidelines, which requires directors to report conflicts of interest to the Chair of the Board. The Board or the appropriate committee of our Board will resolve all conflicts of interest involving directors. The Board or the appropriate committee of the Board may waive provisions of our Code of Business Conduct and Ethics with respect to executive officers and directors. Any such waivers will be disclosed to our stockholders to the extent required by applicable laws and regulations. We intend to disclose on our website any amendment to, or other waivers of, any provision of our Code of Business Conduct and Ethics applicable to our directors and executive officers required to be disclosed under the rules of the SEC and NYSE.

Indemnification Agreements

We have entered into indemnification agreements with all of our named executive officers and other executives and with each of our directors that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements provide that, subject to certain exceptions, if a director or executive is a party or is threatened to be made a party to any proceeding, other than a proceeding by or in the right of our Company, by reason of such director's or executive officer's status as a director, officer or employee of our Company, we must indemnify such director or executive for all expenses and liabilities actually and reasonably incurred by them or on their behalf.

Annual Report on Form 10-K

Stockholders may obtain without charge a copy of the Company's and the Operating Partnership's Annual Report on Form 10-K, including the financial statements and financial statement schedules, required to be filed with the SEC pursuant to the Exchange Act for the fiscal year ended December 31, 2025, by downloading the report from the Investors section of the Company's website at www.digitalrealty.com, from the Company's e-proxy website at http://www.proxyvote.com or by writing to Investor Relations, Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities (Reporting Persons), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish us with copies of all forms they file pursuant to Section 16(a). Based solely on our review of the copies of such reports received by us, and written representations from certain Reporting Persons that no other reports were required for those persons, we believe that, during the year ended December 31, 2025, the Reporting Persons met all applicable Section 16(a) filing requirements, with the exception of the following reports:

- Form 4 relating to withholding of shares associated with the vesting of restricted stock awards (January 1, 2025) for Jeannie Lee and Christine Kornegay.
- Form 4 relating to withholding of shares associated with the vesting of a restricted stock award (June 5, 2025) for Jean Mandeville.

Stockholder Proposals and Nominations

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our proxy statement and for consideration at our 2027 Annual Meeting. To be eligible for inclusion in our 2027 proxy statement, your proposal must be received in writing not later than December 18, 2026 and must otherwise comply with Rule 14a-8 under the Exchange Act. While the Board will consider stockholder proposals, we reserve the right to omit from our proxy statement stockholder proposals that we are not required to include under the Exchange Act, including Rule 14a-8 of the Exchange Act.

Our Bylaws also provide a proxy access right permitting a group of up to 20 stockholders who have beneficially owned 3% or more of the Company's Common Stock continuously for at least 3 years to submit director nominations via the Company's proxy materials for up to 20% of the directors then serving.

In addition, our Bylaws contain an advance notice provision with respect to matters to be brought before an annual meeting, including director nominations, whether or not included in our proxy statement. If you would like to nominate a director or bring any other business before the stockholders at the 2027 Annual Meeting, you must comply with the procedures contained in our Bylaws, including notifying us in writing in a timely manner, and such business must otherwise be a proper matter for action by our stockholders.

To be timely under our Bylaws, the notice must be delivered to our General Counsel and Secretary at 601 W. 2nd Street, Floor 32, Austin, TX 78701, the Company's principal executive office:

- not earlier than November 18, 2026, and
- not later than 5:00 p.m., Central Time, on December 18, 2026.

In the event that the date of the 2027 Annual Meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the 2026 Annual Meeting, to be timely, notice must be delivered:

- not earlier than the 150th day prior to the date of the meeting, and
- not later than 5:00 p.m., Central Time, on the later of the 120th day prior to the date of the meeting, as originally convened, or the 10th day following the date of the first public announcement of the meeting.

Our Bylaws provide that nominations of individuals for election to the Board and the proposal of business to be considered by our stockholders may be made at an annual meeting pursuant to our notice of meeting, by or at the direction of the Board or by any stockholder of the Company who was a stockholder of record at the record date set by the Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving of notice provided for in our Bylaws and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who complied with the notice, information and consent procedures set forth in our Bylaws. To nominate a director, the stockholder must provide the information required by our Bylaws, including the information required by Rule 14a-19(b) under the Exchange Act, in a timely manner as required in our Bylaws.

In connection with the 2027 Annual Meeting of Stockholders, we intend to file a proxy statement and a WHITE proxy card with the SEC in connection with our solicitation of proxies for that meeting.

You may write to our General Counsel and Secretary at our principal executive office, 601 W. 2nd Street, Floor 32, Austin, TX 78701, to deliver the notices discussed above and for a copy of the Bylaws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of the proxy statement, annual report or Notice of Internet Availability of Proxy Materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be householding our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the impacted stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials, please notify your broker, direct your written request to Investor Relations, Digital Realty Trust, Inc., 601 W. 2nd Street, Floor 32, Austin, TX 78701, or contact Investor Relations by telephone at (737) 281-0101. Upon written request to Investor Relations, or oral by telephone at (737) 281-0101 from a stockholder at a shared address to which a single copy of the proxy materials was delivered, we will promptly deliver a separate copy of the proxy materials to such requesting stockholder. Stockholders who currently receive multiple copies of proxy materials at their address and would like to request householding of their communications should contact their broker.

By Order of Our Board of Directors,



Jeannie Lee
Executive Vice President, General Counsel & Secretary
April 17, 2026

Appendix 1

Forward-Looking Statements

This proxy statement contains statements that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our objectives and business strategies, sustainability and renewable energy goals and anticipated portfolio contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and that we may not be able to realize. We do not guarantee that the transactions and events described will happen as described or that they will happen at all. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: reduced demand for data centers or decreases in information technology spending; decreased rental rates, increased operating costs or increased vacancy rates; increased competition or available supply of data center space; the suitability of our data centers and data center infrastructure; delays or disruptions in connectivity or availability of power, or failures or breaches of our physical and information security infrastructure or services; breaches in our obligations or restrictions under our contracts with our customers; our inability to successfully develop and lease new properties and development space, and delays or unexpected costs in development of properties; impact of current global and local economic, credit and market conditions; global supply chain or procurement disruptions, or increased supply chain costs; the impact from periods of heightened inflation on our costs, such as operating and general and administrative expenses, interest expense and real estate acquisition and construction costs; the impact on our customers' and our suppliers' operations during an epidemic, pandemic, or other global events; our dependence upon significant customers, bankruptcy or insolvency of a major customer or a significant number of smaller customers, or defaults on or non-renewal of leases by customers; changes in political conditions, geopolitical turmoil, political instability, civil disturbances, restrictive governmental actions or nationalization in the countries in which we operate; our inability to retain data center space that we lease or sublease from third parties; information security, cyberattacks, security breaches and data privacy breaches; difficulties managing an international business and acquiring or operating properties in foreign jurisdictions and unfamiliar metropolitan areas; our failure to realize the intended benefits from, or disruptions to our plans and operations or unknown or contingent liabilities related to, our recent and future acquisitions; our failure to successfully integrate and operate acquired or developed properties or businesses; difficulties in identifying properties to acquire and completing acquisitions; risks related to joint venture investments, including as a result of our lack of control of such investments; risks associated with using debt to fund our business activities, including re-financing and interest rate risks, our failure to repay debt when due, adverse changes in our credit ratings or our breach of covenants or other terms contained in our loan facilities and agreements; our failure to obtain necessary debt and equity financing, and our dependence on external sources of capital; financial market fluctuations and changes in foreign currency exchange rates; adverse economic or real estate developments in our industry or the industry sectors that we sell to, including risks relating to decreasing real estate valuations and impairment charges and goodwill and other intangible asset impairment charges; our inability to manage our growth effectively; losses in excess of our insurance coverage; our inability to attract and retain talent; environmental liabilities, risks related to natural disasters and our inability to achieve our sustainability goals; the expected operating performance of anticipated near-term acquisitions and descriptions relating to these expectations; our inability to comply with rules and regulations applicable to our Company; Digital Realty Trust, Inc.'s failure to maintain its status as a REIT for U.S. federal income tax purposes; Digital Realty Trust, L.P.'s failure to qualify as a partnership for U.S. federal income tax purposes; restrictions on our ability to engage in certain business activities; changes in local, state, federal and international laws and regulations, including related to taxation, real estate and zoning laws, and increases in real property tax rates; and the impact of any financial, accounting, legal or regulatory issues or litigation that may affect us. The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance, including factors and risks included in our Annual Report on Form 10-K for the year ended December 31, 2025. Moreover, we operate

in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to identify all such risk factors, nor can we assess the impact of all such risk factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. While forward-looking statements reflect our good faith beliefs, they are not guaranties of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes.

Non-GAAP Financial Measures

Funds From Operations: We calculate funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts (Nareit) in the Nareit Funds From Operations White Paper - 2018 Restatement. FFO is a non-GAAP financial measure and represents net income (loss) (computed in accordance with GAAP), excluding gain (loss) from the disposition of real estate assets, provision for impairment, real estate related depreciation and amortization (excluding amortization of deferred financing costs), our share of unconsolidated JV real estate related depreciation and amortization, net income attributable to non-controlling interests in operating partnership and reconciling items related to non-controlling interests. Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions and after adjustments for unconsolidated partnerships and joint ventures, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our data centers that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our data centers, all of which have real economic effect and could materially impact our financial condition and results from operations, the utility of FFO as a measure of our performance is limited. Other REITs may not calculate FFO in accordance with the Nareit definition and, accordingly, our FFO may not be comparable to other REITs' FFO. FFO should be considered only as a supplement to net income computed in accordance with GAAP as a measure of our performance.

Core FFO: We present core funds from operations, or Core FFO, as a supplemental operating measure because, in excluding certain items that do not reflect core revenue or expense streams, it provides a performance measure that, when compared year over year, captures trends in our core business operating performance. We calculate Core FFO by adding to or subtracting from FFO (i) other non-core revenue adjustments, (ii) transaction and integration expenses, (iii) loss on debt extinguishment and modifications, (iv) gain on / issuance costs associated with redeemed preferred stock, (v) severance, equity acceleration and legal expenses, (vi) gain/loss on FX and derivative revaluation, and (vii) other non-core expense adjustments. Because certain of these adjustments have a real economic impact on our financial condition and results from operations, the utility of Core FFO as a measure of our performance is limited. Other REITs may calculate Core FFO differently than we do and accordingly, our Core FFO may not be comparable to other REITs' Core FFO. Core FFO should be considered only as a supplement to net income computed in accordance with GAAP as a measure of our performance.

Reconciliation of Net Income to Funds From Operations (FFO) (dollars in thousands, except per share amounts)		Twelve Months Ended 31-Dec-25
Net Income Available to Common Stockholders	**$**	**1,267,865**
Adjustments:		
Net income attributable to noncontrolling interests in operating partnership		28,000
Real estate related depreciation and amortization(1)		1,855,144
Reconciling items related to noncontrolling interests		(86,159)
Unconsolidated JV real estate related depreciation and amortization		251,215
Gain from the disposition of real estate assets		(995,586)
Provision for impairment		78,553
Funds From Operations - diluted	**$**	**2,399,032**
Weighted-average shares and units outstanding - basic		345,717
Weighted-average shares and units outstanding - diluted(2)(3)		353,720
Funds From Operations per share and unit - basic	**$**	**6.94**
Funds From Operations per share and unit - diluted(2)(3)	**$**	**6.96**

Reconciliation of FFO to Core FFO (dollars in thousands, except per share amounts)		Twelve Months Ended 31-Dec-25
Funds From Operations - diluted	**$**	**2,399,032**
Other non-core revenue adjustments(4)		(13,076)
Transaction and integration expenses		185,090
Gain on debt extinguishment and modifications		(9)
(Gain on) / Issuance costs associated with redeemed preferred stock		—
Severance, equity acceleration and legal expenses(5)		11,421
(Gain) / Loss on FX and derivatives revaluation		(9,280)
Other non-core expense adjustments(6)		(15,329)
Core Funds From Operations - diluted	**$**	**2,557,849**
Weighted-average shares and units outstanding - diluted(2)(3)		346,086
Core Funds From Operations per share - diluted(3)	**$**	**7.39**

(1)

Real Estate Related Depreciation and Amortization		Twelve Months Ended 31-Dec-25
Depreciation and amortization per income statement		1,894,636
Non-real estate depreciation		(39,492)
Real Estate Related Depreciation and Amortization	**$**	**1,855,144**

(2) We have excluded the effect of dilutive series J, series K and series L preferred stock, as applicable, that may be converted into common stock upon the occurrence of specified change in control transactions as described in the articles supplementary governing the series J, series K and series L preferred stock, as applicable, which we consider highly improbable.

(3) As part of the acquisition of Teraco in 2022, certain of Teraco's minority indirect shareholders have the right to put their shares in an upstream parent company of Teraco to the Company in exchange for cash or the equivalent value of shares of the Company common stock, or a combination thereof. U.S. GAAP requires the Company to assume the put right is settled in shares for purposes of calculating diluted EPS. This same approach was utilized to calculate FFO per share. When calculating diluted FFO, Teraco related minority interest is added back to the FFO numerator as the denominator assumes all shares have been put back to the Company. The Teraco noncontrolling share of FFO was $63,566 for the year ended December 31, 2025.

(4) Includes deferred rent adjustments related to a customer bankruptcy, development fees included in gains, lease termination fees and gain on sale of equity investment included in other income.

(5) Relates to severance and other charges related to the departure of company executives and integration-related severance.

(6) Includes write-offs associated with bankrupt or terminated customers, non-recurring legal and insurance expenses, impact of foreign tax rate changes and adjustments to reflect our proportionate share of transaction costs associated with noncontrolling interests.

Net Operating Income: We believe that Net Operating Income ("NOI") is a useful supplemental measure of our operating performance. NOI represents rental and other services revenue less rental property operating and maintenance expenses and property taxes and insurance expenses (as reflected in the consolidated income statements). Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. Because NOI excludes general and administrative expenses, interest expense, depreciation and amortization, acquisition-related expenses, other non-property income and losses, and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, reflects the consolidated revenues and expenses directly associated with owning and operating commercial real estate and the impact to operations from trends in occupancy rates, rental rates and operating costs, providing a perspective on operations not immediately apparent from net income. We use NOI to evaluate our operating performance on a portfolio basis since NOI allows us to evaluate the impact that factors such as occupancy levels, lease structure, rental rates and tenant base have on our results, margins and returns. In addition, we believe that NOI provides useful information to the investment community about our financial and operating performance when compared to other REITs since NOI is generally recognized as a standard measure of performance in the real estate industry. However, NOI should not be viewed as an alternative measure of our financial performance since it does not reflect general and administrative expenses, acquisition-related expenses, interest expense, depreciation and amortization costs, other non-property income and losses, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, or trends in development and construction activities which are significant economic costs and activities that could materially impact our results from operations.

Same Store Cash NOI: We believe that Same Store NOI is a useful supplemental measure of our operating performance. Same Store NOI represents the consolidated NOI for all of the properties that were owned and included in our stabilized portfolio for two comparable reporting periods. Because Same Store NOI excludes the change in NOI from developed, redeveloped, acquired and disposed of and held for sale properties, it highlights operating trends such as occupancy levels, rental rates and operating costs on properties. Same Store Cash NOI represents the consolidated NOI for all of the properties that were owned and included in our stabilized portfolio for two comparable reporting periods, adjusted for non-cash revenue and non-cash expenses in both periods. Other REITs may use different methodologies for calculating Same Store NOI, and accordingly, our Same Store NOI may not be comparable to other REITs. However, Same Store NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, interest expense, depreciation and amortization costs, other non-property income and losses, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, or trends in development and construction activities which are significant economic costs and activities that could materially impact our results from operations.





601 W. 2nd Street
Floor 32
Austin, TX 78701

About Digital Realty
Digital Realty brings companies and data together by delivering the full spectrum of data center, colocation and interconnection solutions. PlatformDIGITAL®, the company's global data center platform, provides customers with a secure data meeting place and a proven Pervasive Datacenter Architecture (PDx®) solution methodology for powering innovation, from cloud and digital transformation to emerging technologies like artificial intelligence (AI), and efficiently managing Data Gravity challenges. Digital Realty gives its customers access to the connected data communities that matter to them with a global data center footprint of 300+ facilities in 55+ metros across 30+ countries on six continents.